Exhibit 99.1

PetroChina
2014 ANNUAL REPORT
P E T R O C H I N A C O M P A N Y L I M I T E D
Hong Kong Stock Exchange Stock Code: 857 New York Stock Exchange Symbol: PTR Shanghai Stock Exchange Stock Code: 601857

PetroChina

2014 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

PetroChina
2014 ANNUAL REPORT
P E T R O C H I N A C O M P A N Y L I M I T E D
PetroChina

PetroChina

CONTENTS

002	IMPORTANT NOTICE

003	CORPORATE PROFILE

006	SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

009	CHANGES IN SHAREHOLDINGS AND INFORMATION ON SHAREHOLDERS

015	CHAIRMAN’S REPORT

018	BUSINESS OPERATING REVIEW

023	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

036	SIGNIFICANT EVENTS

042	CONNECTED TRANSACTIONS

050	CORPORATE GOVERNANCE

060	SHAREHOLDERS’ RIGHTS AND SHAREHOLDERS’ MEETINGS

062	DIRECTORS’ REPORT

075	REPORT OF THE SUPERVISORY COMMITTEE

080	DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

094	INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

FINANCIAL STATEMENTS

098	PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS

174	PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

233	CORPORATE INFORMATION

237	DOCUMENTS AVAILABLE FOR INSPECTION

238	CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

IMPORTANT NOTICE

IMPORTANT NOTICE

The Board of Directors (the “Board” or “Board of Directors”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and senior management of the Company warrant the truthfulness, accuracy and completeness of the information contained in this annual report and that there are no material omissions from, or misrepresentation or misleading statements contained in this annual report, and jointly and severally accept full responsibility thereof.

The 2014 Annual Report has been approved at the fifth meeting of the Sixth Session of the Board of Directors. Mr Liu Hongbin, an executive Director of the Company, and Mr Richard H. Matzke, an independent non-executive Director were absent from the fifth meeting of the Sixth Session of the Board but had separately authorised Mr Liu Yuezhen, a non-executive Director of the Company, and Mr Lin Boqiang, an independent non-executive Director of the Company in writing to attend the meeting by proxy and to exercise their voting rights on their behalf. Mr Zhou Jiping, Chairman of the Company, Mr Wang Dongjin, Vice Chairman and President of the Company, and Mr Yu Yibo, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements in this annual report. No substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2014, which have been prepared in accordance with CAS and IFRS, have been audited by KPMG Huazhen (Special General Partnership) and KPMG Certified Public Accountants, respectively. Both firms have issued unqualified opinions on the financial statements.

The Board recommends a final dividend of RMB0.09601 per share (inclusive of applicable tax) for 2014, which is based on 45% of the net profit of the Group for the twelve months ended December 31, 2014 after deducting the interim dividend for 2014 paid on September 19, 2014 (in respect of A shares) and September 29, 2014 (in respect of H shares). The proposed final dividend is subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 27, 2015.

This annual report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

002

2014 ANNUAL REPORT         CORPORATE PROFILE

CORPORATE PROFILE

The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of China National Petroleum Corporation (“CNPC”).

The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited (“HKSE” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007 respectively.

Registered Chinese Name of the Company:
English Name of the Company:	PetroChina Company Limited
Legal Representative of the Company:	Zhou Jiping
Secretary to the Board:	Wu Enlai
Address:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6270
Facsimile:	86(10) 6209 9557
Email Address:	jh_dong@petrochina.com.cn

Representative on Securities Matters:	Liang Gang
Address:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6959
Facsimile:	86(10) 6209 9559
Email address:	liangg@petrochina.com.cn

003

CORPORATE PROFILE

Chief Representative of the Hong Kong
Representative Office:	Wei Fang
Address:	Suite 3705, Tower 2, Lippo Centre
89 Queensway, Hong Kong
Telephone:	(852) 2899 2010
Facsimile:	(852) 2899 2390
Email Address:	hko@petrochina.com.hk

Legal Address of the Company:	World Tower, 16 Andelu
Dongcheng District,
Beijing, PRC
Postal Code:	100011
Principal Place of Business:	No. 9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Postal Code:	100007
Internet Website:	http://www.petrochina.com.cn
Company’s Email Address:	jh_dong@petrochina.com.cn

Newspapers for Information Disclosure:	A shares: China Securities Journal, Shanghai
Securities News and Securities Times

Internet Website Publishing this annual report designated by the China Securities Regulatory Commission: http://www.sse.com.cn

Copies of this annual report are available at:	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC

Places of Listing:
A shares:	Shanghai Stock Exchange
Stock Name:	PetroChina
Stock Code:	601857
H shares:	Hong Kong Stock Exchange
Stock Code:	857
ADSs:	The New York Stock Exchange
Symbol:	PTR

004

2014 ANNUAL REPORT         CORPORATE PROFILE

Other relevant information:
Registration Status of the Company:	July 22, 2013 (Change of legal representative)
Registration Authority of the Company:	State Administration for Industry & Commerce
Registration Retrieval and Enquiry:	Website of State Administration for Industry & Commerce
(http://www.saic.gov.cn)
Enterprise Legal Person Business Licence
Registration No.:	100000000032522
Taxation Registration No.:	110102710925462
Organisation No.:	71092546-2

Names and Addresses of Auditors of the Company:
Domestic Auditors:
Name:	KPMG Huazhen (Special General Partnership)
Address:	8th Floor, Tower E2, Oriental Plaza
1 East Chang An Avenue
Dongcheng District
Beijing, PRC
Signing accountants:	Gong Weili, CPA
Duan Yuhua, CPA

Overseas Auditors:
Name:	KPMG Certified Public Accountants
Address:	8th Floor, Prince’s Building,
10 Chater Road
Central, Hong Kong

005

SUMMARY OF FINANCIAL DATA AND

FINANCIAL INDICATORS

SUMMARY OF FINANCIAL DATA AND

FINANCIAL INDICATORS

1. Key Financial Data Prepared under IFRS

				Unit: RMB Million
	As at or for the year ended December 31
Items	2014	2013	2012	2011	2010
Turnover	2,282,962	2,258,124	2,195,296	2,003,843	1,465,415

Profit from operations	169,833	188,642	174,519	182,461	187,777

Profit before income tax expense	156,759	178,063	166,811	184,215	189,305

Income tax expense	(37,731)	(35,789)	(36,191)	(38,256)	(38,513)

Profit for the year	119,028	142,274	130,620	145,959	150,792

Attributable to:

Owners of the Company	107,172	129,599	115,326	132,961	139,992

Non-controlling interest	11,856	12,675	15,294	12,998	10,800

Basic and diluted earnings per share for profit attributable to owners of the company (RMB)(1)	0.59	0.71	0.63	0.73	0.76

Total current assets	391,308	430,953	392,805	361,590	264,196

Total non-current assets	2,014,165	1,911,157	1,776,091	1,555,996	1,392,291

Total assets	2,405,473	2,342,110	2,168,896	1,917,586	1,656,487

Total current liabilities	579,829	645,489	574,748	560,038	429,736

Total non-current liabilities	507,863	426,686	413,400	275,002	216,622

Total liabilities	1,087,692	1,072,175	988,148	835,040	646,358

Equity

Attributable to:

Owners of the Company	1,175,894	1,132,735	1,064,010	1,002,745	938,926

Non-controlling interest	141,887	137,200	116,738	79,801	71,203

Total equity	1,317,781	1,269,935	1,180,748	1,082,546	1,010,129

Other financial data

Capital expenditures	291,729	318,696	352,516	284,391	276,212

Net cash flows from operating activities	356,477	288,529	239,288	290,155	318,796

Net cash flows used for investing activities	(290,838)	(266,510)	(332,226)	(283,638)	(299,302)

Net cash flows (used for) / from financing activities	(44,312)	(12,239)	75,356	9,259	(60,944)

Return on net assets (%)	9.1	11.4	10.8	13.3	14.9

Note:

(1)	As at December 31, 2010, 2011, 2012, 2013 and 2014 respectively, basic and diluted earnings per share were calculated by dividing the net profit with the number of shares of 183,021 million issued for each of these financial years.

006

2014 ANNUAL REPORT         SUMMARY OF FINANCIAL DATA AND

FINANCIAL INDICATORS

2. Key Financial Data Prepared under CAS

(1) Key financial data and financial indicators

			Unit: RMB million
Items	For the year 2014	For the year 2013	Changes from the preceding year to this year (%)	For the year 2012
Operating income	2,282,962	2,258,124	1.1	2,195,296

Operating profit	153,877	151,711	1.4	165,431

Net profit attributable to equity holders of the Company	107,173	129,577	(17.3)	115,323

Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	110,076	116,653	(5.6)	119,653

Net cash flows from operating activities	356,477	288,529	23.5	239,288

Weighted average returns on net assets (%)	9.3	11.4	(2.1 percentage points )	11.1

Basic earnings per share(RMB)	0.59	0.71	(17.3)	0.63

Diluted earnings per share (RMB)	0.59	0.71	(17.3)	0.63

Items	As at the end of 2014	As at the end of 2013	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2012
Total assets	2,405,376	2,342,004	2.7	2,168,837

Equity attributable to equity holders of the Company	1,176,010	1,132,850	3.8	1,064,147

(2) Non-recurring profit/loss items

Unit: RMB million
Non-recurring profit/loss items	For the year 2014
Net loss on disposal of non-current assets	(2,674)

Government grants recognised in the current period income statement	3,932

Net loss on disposal of available-for-sale financial assets	100

Reversal of provisions for bad debts against receivables	56

Other non-operating income and expenses	(4,362)

(2,948)

Tax impact of non-recurring profit/loss items	446

Impact of non-controlling interests	(401)

Total	(2,903)

007

SUMMARY OF FINANCIAL DATA AND

FINANCIAL INDICATORS

(3) Items to which fair value measurement is applied

			Unit: RMB million
Name of Items	Balance at the beginning of the reporting period	Balance at the end of the reporting period	Changes in the reporting period	Amount affecting the profit of the reporting period
Available-for-sale financial assets	530	835	305	100

3. Differences Between CAS and IFRS

The consolidated net profit for the year under IFRS and CAS were RMB119,028 million and RMB119,034 million respectively, with a difference of RMB6 million; the consolidated shareholders’ equity as at the end of the year under IFRS and CAS were RMB1,317,781 million and RMB1,317,760 million respectively, with a difference of RMB21 million. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties in 1999.

During the restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

008

2014 ANNUAL REPORT         CHANGES IN SHAREHOLDINGS AND

INFORMATION ON SHAREHOLDERS

CHANGES IN SHAREHOLDINGS AND

INFORMATION ON SHAREHOLDERS

1. Changes in Shareholdings

	Unit: Shares
	Pre-movement		Increase/decrease(+/-)					Post-movement
	Numbers of shares	Percentage (%)	New Issue	Bonus Issue	Conversion from Reserves	Others	Sub-total	Numbers of shares	Percentage (%)
Shares without selling restrictions	183,020,977,818	100,00	—	—	—	—	—	183,020,977,818	100.00
1. RMB-denominated ordinary shares	161,922,077,818	88.47	—	—	—	—	—	161,922,077,818	88.47
2. Shares traded in non-RMB currencies and listed domestically	—	—	—	—	—	—	—	—	—
3. Shares listed overseas	21,098,900,000	11.53	—	—	—	—	—	21,098,900,000	11.53
4. Others	—	—	—	—	—	—	—	—	—

2. Issue and Listing of Securities:

(1) Issue of securities in the past three years

As at the end of the reporting period, there was no issue of shares in the past three years.

For the issue of bonds, please read the section “Significant Events” of this annual report.

(2) Shares held by Employees

During the reporting period, no shares for employees of the Company were in issue.

009

CHANGES IN SHAREHOLDINGS AND

INFORMATION ON SHAREHOLDERS

3. Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2014 was 871,792, including 864,170 holders of A shares and 7,622 registered holders of H shares (including 247 holders of the American Depository Shares). The minimum public float requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) are satisfied.

The total number of shareholders of the Company as at March 20, 2015 was 877,936, including 870,338 holders of A shares and 7,598 registered holders of H shares (including 245 holders of the ADSs).

(1) Shareholdings of the top ten shareholders as at the end of the reporting period

Unit: Shares

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Inscrease and decrease during the Reporting Period (+, -)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned	86.35	158,033,693,528	(1)	0	0	0
HKSCC Nominees Limited(2)	Overseas legal person	11.38	20,834,718,743	(3)	4,648,307	0	0
National Council for Social Security Fund of the PRC	State-owned legal person	0.219	400,000,000		0	0	0
China Securities Finance Corporation Limited	State-owned legal person	0.031	57,375,350		-151,792,984	0	0
CSOP Asset Management Limited - CSOP FTSE China A50 ETF	Other	0.019	34,909,220		-4,459,708	0	0
Guangxi Investment Group Co., Ltd.	State-owned legal person	0.017	30,330,045		-9,230,000	0	0
Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund	Other	0.015	26,746,984		-10,687,055	0	0
Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund	Other	0.014	25,908,531		-8,029,400	0	0
Bank of China Limited - Jiashi CSI 300 Index Trading Securities Investment Fund	Other	0.012	21,197,706		2,428,930	0	148,000
Industrial and Commercial Bank of China Limited - Huatai-PineBridge CSI 300 Index ETF Securities Investment Fund	Other	0.008	15,474,900		5,774,598	0	0

010

2014 ANNUAL REPORT         CHANGES IN SHAREHOLDINGS AND

INFORMATION ON SHAREHOLDERS

Note 1:	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
Note 2:	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of other corporate or individual shareholders.
Note 3:	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(2) Shareholdings of top ten shareholders of shares without selling restrictions as at the end of the reporting period

				Unit: Shares
Ranking	Name of shareholders	Number of shares held		Types of shares
1	CNPC	158,033,693,528	(1)	A Shares
2	HKSCC Nominees Limited	20,834,718,743		H Shares
3	National Council for Social Security Fund of the PRC	400,000,000		A Shares
4	China Securities Finance Corporation	57,375,350		A Shares
5	CSOP Asset Management Limited - CSOP FTSE China A50 ETF	34,909,220		A Shares
6	Guangxi Investment Group Co., Ltd.	30,330,045		A Shares
7	Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund	26,746,984		A Shares
8	Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund	25,908,531		A Shares
9	Bank of China Limited - Jiashi CSI 300 Index Trading Securities Investment Fund	21,197,706		A Shares
10	Industrial and Commercial Bank of China Limited - Huatai-PineBridge CSI 300 Index ETF Securities Investment Fund	15,474,900		A Shares

Note (1):	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, which H shares were held in the name of HKSCC Nominees Limited.

Statement on connected parties or concert parties among the above-mentioned shareholders: except for “Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund”, “Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund” and “Industrial and Commercial Bank of China Limited - Huatai-PineBridge CSI 300 Index ETF Securities Investment Fund” which are under the custody of Industrial and Commercial Bank of China Limited, the Company is not aware of any connection among or between the above top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

011

CHANGES IN SHAREHOLDINGS AND

INFORMATION ON SHAREHOLDERS

(3) Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at December 31, 2014, so far as the Directors are aware, persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
	A Shares	158,033,693,528	(L)	Beneficial Owner	97.60	86.35
CNPC	H Shares	291,518,000	(L)(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
Aberdeen Asset Management Plc and its Associates (together the “Group”), on behalf of Accounts Managed by the Group	H Shares	1,680,255,599	(L)	Investment Manager	7.96	0.92
	H Shares	1,440,324,673	(L)	Interest of Corporation	6.83	0.79

BlackRock, Inc. (2)		33,094,000	(S)	Controlled by the Substantial Shareholder	0.16	0.02
		1,548,274,872	(L)	Beneficial Owner/ Investment Manager/ Custodian Corporation/ Approved Lending Agent	7.33	0.85
JPMorgan Chase & Co. (3)	H Shares	133,798,786	(S)	Beneficial Owner	0.63	0.07

		1,196,073,261	(LP)	Custodian Corporation/ Approved Lending Agent	5.66	0.65

(L) Long position    (S) Short position    (LP) Lending pool

Note (1):	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
Note (2):	Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,440,324,673 H shares (long position) and 33,094,000 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.
Note (3):	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 291,178,211 H shares (long position) and 133,798,786 H shares (short position) were held in its capacity as beneficial owner, 60,990,000 H shares (long position) were held in its capacity as investment manager and 1,196,073,261 H shares (long position) were held in its capacity as custodian corporation/approved lending agent. These 1,548,274,872 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian corporation/approved lending agent.

012

2014 ANNUAL REPORT         CHANGES IN SHAREHOLDINGS AND

INFORMATION ON SHAREHOLDERS

As at December 31, 2014, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

4. Information on Controlling Shareholder and the Ultimate Controller

There was no change in the controlling shareholder or the ultimate controller during the reporting period.

(1) Controlling shareholder

The controlling shareholder of the Company is CNPC which was established in July 1998. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company . CNPC is also a state-authorised investment corporation and state-owned enterprise and its organisation code and registered capital are 10001043-3 and RMB379,863.46 million. Its legal representative is Mr Zhou Jiping. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

In 2014, CNPC was committed to building itself into a globally integrated energy corporation with truly international standards. In balancing the dynamics on both the international and domestic fronts, CNPC focused on development by following the guidelines of “quality, profitability and sustainability”, its asset base expanded constantly and operational income remained increasing, reflecting a robust financial condition as a whole; there was a steady growth in major production indicators and efficiency indicators were also continuously improved, the overall strength was further increased.

(2) Except for CNPC, no other legal person holds 10% or more of the shares in the Company (excluding HKSCC Nominees Limited).

(3) Ultimate controller

CNPC is the ultimate controller of the Company.

013

CHANGES IN SHAREHOLDINGS AND

INFORMATION ON SHAREHOLDERS

(4) The equity interest structure and controlling relationship between the Company and the ultimate controller

Note:	Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

014

Zhou Jiping Chairman

CHAIRMAN’S REPORT

Dear Shareholders,

I am pleased to submit to you the annual report of the Company for the year ended December 31, 2014 for your review.

In 2014, the demand in the oil and gas market grew slowly due to the slowdown in global economic recovery and the intensified downward pressure on the domestic economy. Despite the complicated and severe domestic and international economic environment, the Group adhered to the guidelines of quality, profitability and sustainable development, made overall plans for resources and markets both in the PRC and abroad, focused on developing its principal business of oil and gas operations, strived to push forward the adjustment to business structure and the overall arrangement for and optimisation of production, actively implemented measures for broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency, made great efforts to strengthen safety and environmental protection, and implemented a series of reform measures focused on enhancement of output, sales and efficiency. As a result, the production and operation of the Group was stable and under control and the operating results met the expectations.

015

CHAIRMAN’S REPORT

Business Prospects

In 2015, the global economy is expected to continue to recover at a low speed, subject to some unstableness and uncertainties. The energy sector is currently under substantive adjustment. As China’s economy is expected to keep growing in a moderate and stable way, the demand for oil and gas in China is expected to continue to grow steadily. The State will devote great efforts to developing clean energies and pushing forward reforms in energy pricing and the oil and gas systems, which will provide favourable conditions for the business development of the Group. The Group will adhere to its guidelines of quality, profitability and sustainable development, continue to implement its three major strategies, namely, resources, markets and internationalisation, place an emphasis on the development of its oil and gas business, improve its capability of market interaction along the whole industry chain including production, transportation, sales, storage and trade, strengthen the innovation momentum and marketing efficiency and vigorously broaden its source of income, reduce expenditure, cut costs and improve efficiency in an effort to maintain a steady and positive improvement of its production and operation.

In respect of exploration and production, the Group will continue to prioritise its strategy of resources and focus on the major basins, optimise venture exploration targets and strive to achieve findings of considerable scale in exploration and new strategic succession. The Group will pursue the exploration of tight oil in a steady way and continue to expand exploration results. The Group will organise its oil and gas production in a scientific manner, emphasise the construction of key production capacity projects, strengthen the lifecycle management of projects, continue to promote the industrialisation of mature technologies, further increase the production capacity of coal bed methane projects, and endeavour to enhance production benefit.

In respect of refining and chemicals, the Group will adhere to the principle of moderate scale, appropriate product lines, suitable timing of construction and proper standards. The Group will focus on optimising its geographical layout and resource allocation, the process routing and products structure, and reinforcing benchmarking management. The Group will organise refining production in a safe, stable and flexible manner and strive to improve quality and efficiency. The Group will push forward the construction of key refining projects in a well-paced and orderly way, complete the construction of oil product quality upgrade projects and put them into operation as scheduled.

In respect of marketing, the Group will pay close attention to the emerging features of the market, promptly respond to changes in the market, and formulate flexible marketing strategies. The Group will optimise the allocation and flow of resources, emphasising the development of regions with regional advantages and high profitability. The Group will improve the development quality of its marketing network, promote its brand image, build golden terminals, enrich its operation models, and continuously enhance its profitability and market competitiveness.

016

2014 ANNUAL REPORT         CHAIRMAN’S REPORT

In respect of natural gas and pipeline, the Group will reinforce the connection between resources and market, continuously optimise the structures of regions and users, continue to develop high-end and high profitability markets, and keep improving the operating efficiency and overall results of the industry chain. The Group will continue to push forward the construction of key pipelines, improve the regional gas pipeline networks, strengthen the operation and management of existing gas storage reservoir and the construction of new gas storage reservoir and continuously enhance its capabilities of pipeline transportation and emergency peak shaving.

In respect of international operations, the Group will further expand international cooperation in the field of oil and gas, speed up the construction of the five major overseas oil and gas cooperation zones and the four major strategic oil and gas channels, and realise a well-coordinated development of resources import and integration of up-stream and down-stream industries. The Group will emphasise the exploration and development of key projects and high-profitability projects, and endeavour to increase production and improve efficiency. The Group will leverage on the synergy between overseas oil and gas operating hubs and international trading, optimise resource channels and trading pace, and enhance its capacity of allocation of resources and international operation level.

Zhou Jiping

Chairman

Beijing, the PRC

March 26, 2015

017

BUSINESS OPERATING REVIEW

BUSINESS OPERATING REVIEW

1. Market Review

(1) Crude Oil Market

The supply in the international oil market was relatively ample in 2014. International crude oil prices fluctuated and went up slightly in the first half of the year and plummeted in the second half. The price at the end of the year was less than half of the highest price in the middle of the year. The spread between the West Texas Intermediate (“WTI”) crude oil price and other benchmark oil prices narrowed generally. The annual average spot price of North Sea Brent crude oil was US$98.95 per barrel in 2014, representing a decrease of 8.9% as compared with last year. The annual average spot price of WTI crude oil was US$93.21 per barrel, representing a decrease of 4.9% as compared with last year.

(2) Refined Products Market

The market demand for refined products grew at a low to medium rate in 2014. The demand for gasoline maintained a comparatively rapid growth, while the demand for diesel fell for the first time since 2009. The domestic refining capacity continued to grow, leading to a generally ample supply in the market and a further increase in the net exports of refined products.

According to the relevant information, domestically processed crude oil amounted to 456.42 million tons in 2014, representing an increase of 2.8% as compared with last year. Domestic output of refined products was 284.91 million tons, representing an increase of 4.4% as compared with last year. The apparent consumption of refined products was 269.28 million tons, representing an increase of 2.0% as compared with last year. Of the foregoing amount, the apparent consumption of gasoline and diesel increased by 8.3% and decreased by 1.5%, respectively, as compared with last year. The State reduced the domestic refined oil price 11 times consecutively in the second half of 2014. As a result, the reference gasoline price, in aggregate, dropped by RMB2,050 per ton and the reference diesel price, in aggregate, dropped by RMB2,205 per ton. The price trend of domestic refined products was broadly in line with that of oil prices in the international markets.

(3) Chemical Products Market

In 2014, the slow global economic recovery resulted in insufficient motivation for consumption. A sharp drop in the crude oil price and the release of excess capacity in the global chemical industry led to a continuous downturn of the chemical products market. With the adjustment of domestic economic structure and increased imports of low-priced products, the price of chemical products remained at a low level and the supply still exceeded the demand in the chemical products market.

(4) Natural Gas Market

In 2014, the domestic output of natural gas grew steadily, the growth in natural gas imports slowed down and the growth in demand for natural gas similarly slowed down, and with the continuous optimisation of the consumption structure, the supply and demand in the natural gas market were basically balanced. According to relevant information and statistics, domestic output of natural gas reached 127.9 billion cubic metres in 2014, representing an increase of 5.7% as compared with last year; natural gas imports amounted to 57.8 billion cubic metres, representing an increase of 8.2% as compared with last year; and the apparent consumption of natural gas was 178.6 billion cubic metres, representing an increase of 5.6% as compared with last year.

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2014 ANNUAL REPORT         BUSINESS OPERATING REVIEW

2. Business Review

(1) Exploration and Production

Domestic Exploration

The Group continued to implement its “Peak Growth in Oil and Gas Reserves” Program in 2014. Emphasis was put on key basins and target zones. The Group pushed forward its oil exploration in a steady manner and made important discoveries during the course of oil exploration in the Junggar Basin, the Qaidam Basin, the Songliao Basin and the Bohai Bay Basin. The Group achieved outstanding results in gas exploration and made a number of important exploration achievements in the Sichuan Basin, the Erdos Basin and the Tarim Basin. The Group made significant breakthroughs in exploration of non-conventional resources such as tight oil in the Erdos Basin, the Songliao Basin and the Turpan-Hami Basin, indicating encouraging development of the exploration business.

Domestic Production and Development

In 2014, the Group optimised its overall development plan, accelerated the construction of key production capacities, carried out fine water injection, and implemented secondary development and major development experiments in a steady manner. As a result, the domestic crude oil output once again hit a new high. With regard to the natural gas business, emphasis was put on key gas areas. The Group organised its production and operation in a scientific manner and achieved safe and stable operation according to the annual plan, maintaining a high growth rate in the output of natural gas. The crude oil output in Daqing Oilfield has remained stable at more than 40 million tons for 12 consecutive years, the oil and natural gas equivalent output in Changqing Oilfield exceeded 55 million tons and the development of the “Xinjiang Daqing” and the Sichuan-Chongqing Gas Area proceeded as scheduled.

Overseas Oil and Gas

In 2014, the Group made major breakthroughs in the overseas oil and gas cooperation projects. The Group further diversified its gas source and signed a batch of new joint venture or cooperation agreements with several Central Asian countries and pushed forward the development of Central Asian oil and gas cooperation in a steady manner. In relation to overseas oil and gas exploration, the Group adhered to the principles of overall research, scientific argumentation and reasonable organisation and made further achievements in key exploration areas. The Group continued implementing three major projects, namely, water injection, horizontal well and enhancement of recovery rate, and optimised the arrangement for key production capacity construction, so as to ensure a stable output in the major oil and gas fields in Central Asia and other areas and to push forward the commencement and improvement of output in the new oil and gas fields in Iraq and other areas. In 2014, oil and gas equivalent output from overseas operations reached 147.2 million barrels, representing 10.1% of the total oil and natural gas equivalent output of the Group.

In 2014, the Group’s total crude oil output reached 945.5 million barrels, representing an increase of 1.4% as compared with last year. The marketable natural gas output reached 3,028.8 billion cubic feet, representing an increase of 8.1% as compared with last year. The oil and natural gas equivalent output amounted to 1,450.4 million barrels, representing an increase of 3.6% as compared with last year. As at the end of the current reporting period, the total area to which the Group had the exploration and mining right of oil and natural gas (including coalbed methane) is 380.4 million acres, in which the area of exploration right was 353.2 million acres and the area of mining right was for 27.2 million acres. The net number of wells under drilling is 340. The net number of wells drilled during the current reporting period was 17,918.

019

Summary of Operations of the Exploration and Production Segment

	Unit	2014	2013	Year-on-year change (%)
Crude oil output	Million barrels	945.5	932.9	1.4
Marketable natural gas output	Billion cubic feet	3,028.8	2,801.9	8.1
Oil and natural gas equivalent output	Million barrels	1,450.4	1,400.0	3.6
Proved reserves of crude oil	Million barrels	10,593	10,820	(2.1)
Proved reserves of natural gas	Billion cubic feet	71,098	69,323	2.6
Proved developed reserves of crude oil	Million barrels	7,254	7,220	0.5
Proved developed reserves of natural gas	Billion cubic feet	35,824	32,813	9.2

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In 2014, the Group adhered to principles of market orientation and profitability, enhanced the allocation of resources and arrangements for production and operation, and optimised processing routing and product structure in accordance with market trends. The Group increased the production of products with merchantability, high-profitability and high added value. In 2014, the Group processed 1,010.6 million barrels of crude oil and produced 92.671 million tons of refined products, with a number of technical and economic indicators remaining favourable. For the sale of chemical products, the Group strengthened the overall synergy, arrangement and optimisation, accelerated the development and marketing of new products and achieved stable growth in sales volume of high-profitability products and in high-profitability regions. In 2014, the Group pushed forward its key refining and chemicals projects in an orderly manner. Sichuan Petrochemical fully commenced production and Yunnan Petrochemical accelerated its construction.

020

2014 ANNUAL REPORT         BUSINESS OPERATING REVIEW

The diesel quality upgrading and reformation projects were completed as scheduled and all automobile diesel reached the China IV standard.

Summary of Operations of the Refining and Chemicals Segment

	Unit	2014	2013	Year-on-year change (%)
Processed crude oil	Million barrels	1,010.6	992.3	1.8
Gasoline, kerosene and diesel output	’000 ton	92,671	90,282	2.6
of which: Gasoline	’000 ton	30,688	29,294	4.8
Kerosene	’000 ton	4,356	4,112	5.9
Diesel	’000 ton	57,627	56,876	1.3
Crude oil processing load	%	86.1	87.3	(1.2 percentage point	)
Light products yield	%	78.6	77.6	1 percentage point
Refining yield	%	93.8	93.4	0.4 percentage point
Ethylene	’000 ton	4,976	3,982	25.0
Synthetic Resin	’000 ton	7,951	6,537	21.6
Synthetic fibre materials and polymers	’000 ton	1,293	1,218	6.2
Synthetic rubber	’000 ton	745	665	12.0
Urea	’000 ton	2,663	3,771	(29.4)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2014, the Group took active steps to cope with unfavourable conditions such as the slowdown in the growth rate of refined oil market demand and downturn of market price, including making scientific allocation of oil products resources, optimising marketing structure and inventory control, emphasising on creating profits through retail business and sale of products with high profit and high efficiency, continuously enhancing the sale capacity per service station, promoting the transformation and potential-tapping of low-profitability service stations, and constructing golden terminals. The Group strengthened the development of its marketing network with approximately 150 new service stations. The total number of service stations operated by the Group reached 20,422.

International Trading Operations

The Group’s international trading operations continued to develop rapidly in 2014 with the further enhancement of international trade scale and operation quality. The Group’s ability to adjust its resources allocation continued to improve and the Group has made significant achievements in innovation, profit creation and market development.

021

BUSINESS OPERATING REVIEW

Summary of Operations of the Marketing Segment

	Unit	2014	2013	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 ton	160,878	159,133	1.1
of which: Gasoline	’000 ton	59,821	52,350	14.3
Kerosene	’000 ton	14,016	13,482	4.0
Diesel	’000 ton	87,041	93,301	(6.7)
Market share in domestic retail market	%	39.6	39.4	0.2 percentage point
Number of service stations	Units	20,422	20,272	0.7
of which: owned service stations	Units	19,806	19,710	0.5
Sales volume per service station	Ton/day	10.78	10.96	(1.6)

(4) Natural Gas and Pipeline

In 2014, the Group organised oil allocation and transportation in a scientific manner, enhanced the operating load of pipelines, and achieved transmission increase and cost reduction. With respect to sales of natural gas, the Group proactively responded to the change of demand and supply in the market, coordinated various resources including domestically produced gas, imported gas and liquefied natural gas, optimised the distribution of market resources, improved the management of the demand side, strengthened potential-tapping in the key high-profitability markets, pushed forward the development of high-end users, and continuously improved the quality and profitability of sales. The construction of key oil and gas pipelines progressed in a steady manner. The West section of the Third West-East Gas Pipeline, the Hohhot-Baotou-Erdos Refined Oil Pipeline, the Fourth Daqing-Tieling Crude Oil Pipeline and other projects were successfully put into operation. The key domestic oil and gas pipelines were continuously improved.

As at the end of 2014, the Group’s domestic oil and gas pipelines measured a total length of 76,795 km, consisting of 48,602 km of natural gas pipelines, 18,107 km of crude oil pipelines and 10,086 km of refined product pipelines.

022

Wang Dongjin   Vice Chairman and President

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL POSITION AND RESULTS OF

OPERATIONS

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes set out thereto in the annual report and other sections thereof.

1. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2014, the Group achieved a turnover of RMB2,282,962 million, representing an increase of 1.1% on a year-on-year basis. Profit attributable to owners of the Company was RMB107,172 million, representing a decrease of 17.3% on a year-on-year basis. Basic earnings per share were RMB0.59, representing a decrease of RMB0.12 on a year-on-year basis.

023

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL POSITION AND RESULTS OF OPERATIONS

Turnover Turnover increased by 1.1% from RMB2,258,124 million for 2013 to RMB2,282,962 million for 2014. This was primarily due to the combined effects of the decreasing selling prices of crude oil and refined oil, the rising selling prices of natural gas coupled with the increase in the sales volume of crude oil, natural gas, gasoline and other major products. The table below sets out external sales volume and average realised prices for major products sold by the Group and their respective percentage of change in 2014 and 2013, respectively:

	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)
	2014	2013	Percentage of Change (%)	2014	2013	Percentage of Change (%)
Crude oil*	91,772	75,482	21.6	3,939	4,533	(13.1)

Natural gas (hundred million cubic metre, RMB/’000 cubic metre)	1,252.78	985.41	27.1	1,366	1,226	11.4

Gasoline	59,821	52,350	14.3	7,354	7,866	(6.5)

Diesel	87,041	93,301	(6.7)	6,437	6,810	(5.5)

Kerosene	14,016	13,482	4.0	5,651	6,015	(6.1)

Heavy oil	14,003	14,788	(5.3)	4,316	4,443	(2.9)

Polyethylene	4,159	3,391	22.6	9,724	9,665	0.6

Lubricant	1,498	1,740	(13.9)	9,202	9,319	(1.3)

*	The sales volume of crude oil listed in the table above represents all external sales volume of crude oil of the Group.

Operating Expenses Operating expenses increased by 2.1% from RMB2,069,482 million for 2013 to RMB2,113,129 million for 2014, of which:

Purchases, Services and Other Purchases, services and other increased by 1.5% from RMB1,464,805 million for 2013 to RMB1,486,225 million for 2014. This was primarily due to the Group’s expansion of its trade scale.

Employee Compensation Costs Employee compensation costs (including salaries, such additional costs as different types of insurances, housing funds and training fees for the 534,652 employees of the Group and 319,346 market-oriented temporary and seasonal contractors) were RMB120,822 million for 2014, representing an increase of 3.8% from RMB116,422 million for 2013, primarily due to the fact that the level of income of frontline employees was duly protected by the Group and the increase of social insurances based on such factors as increases in the Consumer Price Index (“CPI”) and social average salary.

Exploration Expenses Exploration expenses amounted to RMB22,064 million for 2014, representing a decrease of 12.8% from RMB25,301 million for 2013. This was primarily due to the reduction of overseas exploration workload due to the fact that some overseas projects of the Group have entered into production phase.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 8.6% from RMB163,365 million for 2013 to RMB177,463 million for 2014. This was primarily due to increased average carrying value of fixed assets and the increased average net value of oil and gas properties of the Group leading to increase in the amounts of depreciation and depletion.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 7.1% from RMB79,021 million for 2013 to RMB73,413 million for 2014. This was primarily due to the fact that the Group proactively implemented measures for broadening sources of income, reducing expenditure, cutting costs and enhancing efficiency to strengthen control over costs and expenses.

024

2014 ANNUAL REPORT         MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL POSITION AND RESULTS OF OPERATIONS

Taxes other than Income Taxes Taxes other than income taxes decreased by 4.1% from RMB248,086 million for 2013 to RMB237,997 million for 2014. This was primarily due to the drop in the price of crude oil in 2014, leading to a decrease in the crude oil special gain levy payable by the Group from RMB72,726 million for 2013 to RMB64,376 million for 2014.

Other Income, net Other income, net, for 2014 was RMB4,855 million, representing a decrease of 82.4% from RMB27,518 million for 2013. This was primarily because the Group recognised the gain on investment of certain pipeline net assets and operations during the same period of last year.

Profit from Operations The profit from operations for 2014 was RMB169,833 million, representing a decrease of 9.97% from RMB188,642 million for 2013.

Net Exchange Loss/Gain Net exchange loss for 2014 was RMB2,313 million, while the net exchange gain for 2013 was RMB52 million. This was primarily due to the fact that the depreciation of Kazakhstani Tenge (KZT) caused increase of exchange loss during the reporting period.

Net Interest Expenses Net interest expenses increased by 4.1% from RMB20,859 million for 2013 to RMB21,723 million for 2014. This was primarily due to increase in the balance of interest-bearing debts to finance production, operation and capital expenditures.

Profit Before Income Tax Expense Profit before income tax expense decreased by 12.0% from RMB178,063 million for 2013 to RMB156,759 million for 2014.

Income Tax Expense Income tax expense increased by 5.4% from RMB35,789 million for 2013 to RMB37,731 million for 2014, which was primarily due to the combined effect of the increase in income tax expense arising from adjustments of the policy for crude oil special gain levy deduction before income tax and the decrease of profit for the current period.

Profit for the Year Profit for the year decreased by 16.3% from RMB142,274 million for 2013 to RMB119,028 million for 2014.

Profit Attributable to Non-controlling Interests Net profit attributable to non-controlling interests decreased by 6.5%, from RMB12,675 million for 2013 to RMB11,856 million for 2014, which was primarily due to the decrease in the profits of certain overseas subsidiaries of the Group.

Profit Attributable to Owners of the Company Affected by the impact of the decrease in the selling price of crude oil and refined oil and the income generated from the contribution of certain pipeline net assets and business of the Group over the same period of last year, net profit attributable to owners of the Company decreased by 17.3% from RMB129,599 million for 2013 to RMB107,172 million for 2014.

(2) Segment Results

•	Exploration and Production

Turnover The realised turnover of the Exploration and Production segment for 2014 was RMB777,574 million, representing a decrease of 0.8% from RMB783,694 million for 2013, which was primarily due to the combined effect of the drop in the crude oil price and the increase in the natural gas price as well as the increase in the sales volume. The average realised crude oil price of the Group in 2014 was US$94.83 per barrel, representing a decrease of 5.6% from US$100.42 per barrel in 2013.

Operating Expenses Operating expenses of the Exploration and Production segment decreased by 0.6% from RMB593,996 million for 2013 to RMB590,677 million for 2014, which was primarily due to the combined effect of the decrease in the crude oil special gain levy paid for the sales of domestic crude oil during the current period and the increase in depreciation, depletion and amortisation.

025

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL POSITION AND RESULTS OF OPERATIONS

The oil and gas lifting cost of the Group for 2014 was US$13.76 per barrel, representing an increase of 4.0% from US$13.23 per barrel for 2013. Excluding the effect of exchange rate movements, the oil and gas lifting cost increased by 3.2% as compared with last year. The growth of lifting cost has been effectively controlled as a result of the active implementation by the Group of the measures for broadening sources of income and reducing expenditure, as well as cutting costs and enhancing efficiency.

Profit from Operations In 2014, the Exploration and Production segment continued to maintain a stable profitability by proactively coping with the unfavourable conditions caused by the drop in oil price, through carrying out oil and gas production efficiently and enhancing its control over costs and expenses continuously. The realised profit from operations of the Exploration and Production segment was RMB186,897 million, representing a decrease of 1.5% from RMB189,698 million for 2013. Nevertheless, the Exploration and Production segment remained the most important profit contributing segment of the Group.

•	Refining and Chemicals

Turnover Turnover of the Refining and Chemicals segment decreased by 3.0% from RMB871,815 million for 2013 to RMB846,082 million for 2014, primarily due to the combined effect of the fall in refined and chemicals products price and optimisation of the allocation of resources, structure of products and production workload in the Refining and Chemicals segment.

Operating Expenses Operating expenses of the Refining and Chemicals segment decreased by 3.0% from RMB896,207 million for 2013 to RMB869,642 million for 2014, primarily due to the decrease in the expenses associated with the purchase of crude oil and feedstock oil from external suppliers.

In 2014, cash processing cost of refineries of the Group was RMB177.85 per ton, representing an increase of 10.8% from RMB160.55 per ton over the same period last year. This was primarily due to the increase in fuel and power costs.

Profit from Operations In 2014, the Refining and Chemicals segment adhered to the principle of market orientation, adjusted its operation strategy, and took various measures to enhance controls over key cost indicators. The Refining and Chemicals segment incurred a loss of RMB23,560 million, representing a decrease in loss of RMB832 million as compared with RMB24,392 million recorded in 2013. Of this, the refining operations recorded an operating loss of RMB7,155 million due to the impact of a reduction in gross profit from the decrease in the selling price of refined oil and the price of the inventory, representing an increase in loss of RMB2,447 million as compared with last year. The chemical operations recorded an operating loss of RMB16,405 million from the decrease in the demand of the chemical market. The Group kept optimising the structure of products and controlled its costs, resulting a decrease in loss of RMB3,279 million compared to the operation loss of RMB19,684 million for the same period last year.

•	Marketing

Turnover Turnover of the Marketing segment decreased by 0.4% from RMB1,946,806 million for 2013 to RMB1,938,501 million for 2014, primarily due to continuous downward adjustments in the refined oil price and a decrease in the sales volume of diesel.

Operating Expenses Operating expenses of the Marketing segment decreased by 0.3% from RMB1,939,244 million for 2013 to RMB1,933,080 million for 2014, primarily due to a decrease in the expenses arising from the purchase of refined oil from external suppliers.

026

Profit from Operations In 2014, the Marketing sector aimed for maximisation of the whole value of the Company, enhanced connection between production and sales, strengthened inventory management and focused on increasing sales of high grade gasoline and jet fuel. However, due to factors including a reduced speed of growth of the domestic economy and mild demand from the market, the Marketing segment recorded a profit from operations of RMB5,421 million for 2014, representing a decrease of 28.3% from RMB7,562 million for 2013.

•	Natural Gas and Pipeline

Turnover Turnover of the Natural Gas and Pipeline segment amounted to RMB284,262 million for 2014, representing an increase of 22.1% from RMB232,751 million for 2013. The increase was primarily due to the increases in both the sales volume and the selling price of natural gas.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment amounted to RMB271,136 million for 2014, representing an increase of 18.6% as compared to the same period last year, excluding the effect of the contribution of certain pipeline net assets and business in 2013, primarily due to the increase in the expense of the purchase of natural gas.

Profit from Operations In 2014, the Natural Gas and Pipeline segment enhanced management of the demand side, strengthened market development and resource allocation ability, realised an increase in both volume and efficiency of sales of natural gas, and achieved a profit from operations of RMB13,126 million for 2014, representing a decrease of 54.6% from RMB28,888 million in 2013. Excluding the effect brought about by the income generated from the contribution of certain pipeline net assets and business in 2013, the profit from operations increased by RMB9,060 million as compared with last year. In 2014, the Natural Gas and Pipeline segment recorded a net loss of RMB35,020 million from sales of imported gas, representing a decrease of loss of RMB6,852 million as compared with last year and consisting of a loss of RMB17,683 million for the sales of 29.270 billion cubic metres of natural gas imported from Central Asia, a loss of RMB20,450 million for the sales of 7.258 billion cubic metres of imported LNG, and a loss of RMB3,465 million for the sales of 3.226 billion cubic metres of natural gas imported from Myanmar.

027

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL POSITION AND RESULTS OF OPERATIONS

In 2014, the Group’s international operations(note) realised a turnover of RMB803,779 million, representing

35.2% of the Group’s total turnover. Profit before income tax expense amounted to RMB19,242 million, representing 12.3% of the Group’s profit before income tax expense. The international operations achieved notable results and further increased their contribution to the Group.

Note:	The four operating segments of the Group are Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2014	As at December 31, 2013	Percentage of Change
	RMB million	RMB million	%
Total assets	2,405,473	2,342,110	2.7
Current assets	391,308	430,953	(9.2)
Non-current assets	2,014,165	1,911,157	5.4
Total liabilities	1,087,692	1,072,175	1.4
Current liabilities	579,829	645,489	(10.2)
Non-current liabilities	507,863	426,686	19.0
Equity attributable to owners of the Company	1,175,894	1,132,735	3.8
Share capital	183,021	183,021	—
Reserves	285,570	280,414	1.8
Retained earnings	707,303	669,300	5.7
Total equity	1,317,781	1,269,935	3.8

Total assets amounted to RMB2,405,473 million, representing an increase of 2.7% from that as at the end of 2013, of which:

Current assets amounted to RMB391,308 million, representing a decrease of 9.2% from that as at the end of 2013, primarily due to the decrease in inventories.

Non-current assets amounted to RMB2,014,165 million, representing an increase of 5.4% from that as at the end of 2013, primarily due to the increase in capital expenditures, resulting in increase in properties, plants and equipment (including fixed assets, oil and gas properties, etc.).

Total liabilities amounted to RMB1,087,692 million, representing an increase of 1.4% from that as at the end of 2013, of which:

Current liabilities amounted to RMB579,829 million, representing a decrease of 10.2% from that as at the end of 2013, primarily due to the decrease in short-term borrowings.

028

2014 ANNUAL REPORT         MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL POSITION AND RESULTS OF OPERATIONS

Non-current liabilities amounted to RMB507,863 million, representing an increase of 19.0% from that as at the end of 2013, primarily due to the increase in long-term borrowings.

Equity attributable to owners of the Company amounted to RMB1,175,894 million, representing an increase of 3.8%

from that as at the end of 2013, primarily due to the increase in undistributed profits.

(4) Cash Flows

As at December 31, 2014, the primary source of funds of the Group was cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

The table below sets forth the net cash flows of the Group for 2014 and 2013 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2014	2013
	RMB million	RMB million
Net cash flows from operating activities	356,477	288,529
Net cash flows used for investing activities	(290,838)	(266,510)
Net cash flows used for financing activities	(44,312)	(12,239)
Translation of foreign currency	1,044	(1,768)
Cash and cash equivalents at end of the year	73,778	51,407

•	Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for 2014 amounted to RMB356,477 million, representing an increase of 23.5% from RMB288,529 million in 2013. This was mainly due to the Group’s increased efforts to promote tight balance management of funds, enhance inventory management and increase operating funds. As at December 31, 2014, the Group had cash and cash equivalents of RMB73,778 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 73.9% were denominated in Renminbi, approximately 20.0% were denominated in US Dollars, approximately 4.8% were denominated in HK Dollars and approximately 1.3% were denominated in other currencies).

•	Net Cash Flows Used for Investing Activities

Net cash flows of the Group used for investing activities in 2014 amounted to RMB290,838 million, representing an increase of 9.1% from RMB266,510 million in 2013. The increase was primarily due to the impact of the increase of capital from the Group’s investment in a joint venture with certain pipeline net assets and business last year.

•	Net Cash Flows Used for Financing Activities

Net cash used by the Group for financing activities in 2014 was RMB44,312 million, representing an increase of RMB32,073 million from RMB12,239 million in 2013. This was primarily due to the efforts of the Group in strengthening the management of its interest-bearing borrowings, overall arrangement and optimisation of its debt structure and the increase in the repayment of borrowings as compared with last year.

029

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL POSITION AND RESULTS OF OPERATIONS

The net liabilities of the Group as at December 31, 2014 and December 31, 2013, respectively, were as follows:

	As at December 31, 2014	As at December 31, 2013
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	169,128	192,767
Long-term borrowings	370,301	302,862

Total borrowings	539,429	495,629

Less: Cash and cash equivalents	73,778	51,407

Net borrowings	465,651	444,222

The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As at December 31, 2014	As at December 31, 2013
	RMB million	RMB million
Within 1 year	189,435	209,010
Between 1 and 2 years	76,999	72,992
Between 2 and 5 years	222,379	203,330
After 5 years	128,580	59,831

	617,393	545,163

Of the total borrowings of the Group as at December 31, 2014, approximately 63.2% were fixed-rate loans and approximately 36.8% were floating-rate loans. Of the borrowings as at December 31, 2014, approximately 74.6% were denominated in Renminbi, approximately 24.8% were denominated in US Dollars, and approximately 0.6% were denominated in other currencies.

As at December 31, 2014, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 29.0% (28.1% as at December 31, 2013).

030

2014 ANNUAL REPORT         MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL POSITION AND RESULTS OF OPERATIONS

(5) Capital Expenditures

In 2014, with respect to capital expenditures, the Group focused on the principles of quality and profitability, continued to optimise the capital expenditure structure, put more emphasis on the up-stream business and continued to enhance the sustainable development ability. In 2014, the capital expenditures of the Group amounted to RMB291,729 million, representing a decrease of 8.5% from RMB318,696 million in 2013. The table below sets out the capital expenditures of the Group for 2014 and 2013 and the estimated capital expenditures for 2015 for each of the business segments.

	2014		2013		Estimates for 2015
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	221,479	75.92	226,376	71.03	200,200	75.26
Refining and Chemicals	30,965	10.61	26,671	8.37	25,900	9.74
Marketing	5,616	1.93	7,101	2.23	9,000	3.38
Natural Gas and Pipeline	32,919	11.28	57,439	18.02	30,200	11.35
Head Office and Other	750	0.26	1,109	0.35	700	0.27

Total	291,729	100.00	318,696	100.00	266,000	100.00

*	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2014 and 2013, and the estimates for the same for 2015 would be RMB231,480 million, RMB239,641 million and RMB210,200 million, respectively.

•	Exploration and Production

Capital expenditures for the Exploration and Production segment for 2014 amounted to RMB221,479 million, which were primarily used for domestic oil and gas exploration projects in oil and gas fields located in Changqing, Daqing, the Southwest, Tarim, Liaohe among other places, the construction of oil and gas production capacity projects in the oil and gas fields, and large-scale oil and gas development projects located in the five major overseas cooperative regions.

It is anticipated that capital expenditures for the Exploration and Production segment for 2015 will amount to RMB200,200 million. The Group will continue to implement the “Peak Growth in Oil and Gas Reserves” Program for domestic exploration and put more efforts in the work relating to key oil and gas regions such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin. For domestic development activities, the Group will focus on ensuring a stable output of crude oil and relatively fast growth in the output of natural gas by stabilising and increasing the output from oil and gas fields such as those in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest, along with the development of unconventional resources such as coal bed methane and shale gas. Overseas operations will continue to focus on the oil and gas exploration and development of existing projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region with the aim to ensure high growth in both the reserve of and the output from these areas.

031

•	Refining and Chemicals

Capital expenditures for the Group’s Refining and Chemicals segment for 2014 amounted to RMB30,965 million, which were primarily used in the construction of large-scale refining and chemical projects, such as Yunnan Petrochemical, and the China IV standard quality upgrade projects for petroleum and diesel products.

It is anticipated that capital expenditures for the Refining and Chemicals segment for 2015 will amount to RMB25,900 million, which are expected to be used primarily for the construction of large-scale refining and chemical projects, such as Yunnan Petrochemical, and the China V standard quality upgrade projects for petroleum and diesel products.

•	Marketing

Capital expenditures for the Group’s Marketing segment for 2014 amounted to RMB5,616 million, which were mainly used for the construction of sales network facilities such as service stations and oil depots.

It is anticipated that capital expenditures for the Marketing segment for 2015 will amount to RMB9,000 million, which are expected to be used primarily for the construction and expansion of sales networks for domestic high-profitability markets and the construction of overseas oil and gas operating hubs.

•	Natural Gas and Pipeline

Capital expenditures for the Group’s Natural Gas and Pipeline segment for 2014 amounted to RMB32,919 million, which were mainly used for construction projects including the Third West-East Gas Pipeline, the Zhongwei-Guiyang Gas Pipeline, the Third Daqing-Tieling Crude Oil Pipeline and the Fourth Daqing-Tieling Crude Oil Pipeline as well as the Tangshan LNG.

032

2014 ANNUAL REPORT         MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL POSITION AND RESULTS OF OPERATIONS

It is anticipated that capital expenditures for the Natural Gas and Pipeline segment for 2015 will amount to RMB30,200 million, which are expected to be used primarily for the construction of key oil and gas transmission projects such as the Third West-East Gas Pipeline, the Fourth Shaanxi-Beijing Gas Pipeline, the Tieling-Dalian Crude Oil Pipeline and the Jinzhou-Zhengzhou Refined Oil Pipeline, as well as the construction of gas storage reservoir and city gas facilities.

•	Head Office and Other

Capital expenditures for the Head Office and Other segment for 2014 were RMB750 million, which were primarily used for research activities and development of the IT system.

It is anticipated that capital expenditures for the Head Office and Other segment of the Group for 2015 will amount to RMB700 million, which are expected to be used primarily for research activities and development of the IT system.

2. The financial data set out below is extracted from the audited financial statements of the Group prepared under CAS

(1) Financial data prepared under CAS

	As at December 31, 2014	As at December 31, 2013	Percentage of Change
	RMB million	RMB million	%
Total assets	2,405,376	2,342,004	2.7
Current assets	391,308	430,953	(9.2)
Non-current assets	2,014,068	1,911,051	5.4
Total liabilities	1,087,616	1,072,096	1.4
Current liabilities	579,829	645,489	(10.2)
Non-current liabilities	507,787	426,607	19.0
Equity attributable to equity holders of the Company	1,176,010	1,132,850	3.8
Total equity	1,317,760	1,269,908	3.8

For reasons for changes, please read the sub-section “Assets, Liabilities and Equity” under the section “The Management’s Discussion and Analysis of Financial Position and Results of Operations” in this annual report.

033

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

(2) Principal operations by segment and by product under CAS

	Income from principal operations for the year 2014	Cost of principal operations for the year 2014	Margin*	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	percentage points
Exploration and Production	760,962	427,539	30.0	(0.7)	3.2	(0.1)
Refining and Chemicals	839,233	702,387	2.1	(2.9)	(3.3)	(0.8)
Marketing	1,926,685	1,865,461	3.1	(0.4)	(0.4)	0.1
Natural Gas and Pipeline	280,078	266,060	4.7	22.4	18.9	3.0
Head Office and Other	452	210	—	(6.8)	(12.5)	—
Inter-segment elimination	(1,566,484)	(1,566,444)	—	—	—	—
Total	2,240,926	1,695,213	14.2	1.2	2.2	(0.1)

*	Margin = Profit from principal operations / Income from principal operations

2014 ANNUAL REPORT	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

(3) Principal operations by regions under CAS

	2014	2013	Year-on-year change
Revenue from external customers	RMB million	RMB million	%
Mainland China	1,479,183	1,503,897	(1.6)
Other	803,779	754,227	6.6
Total	2,282,962	2,258,124	1.1

	December 31, 2014	December 31, 2013	Year-on-year change
Non-current assets *	RMB million	RMB million	%
Mainland China	1,754,464	1,677,452	4.6
Other	242,476	220,770	9.8
Total	1,996,940	1,898,222	5.2

*	Non-current assets include other non-current assets other than financial instruments and deferred tax assets.

(4) Principal subsidiaries and associates under CAS

	Registered capital		Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets	Net profit
Name of company	RMB million		%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited(1)		47,500	100.00	286,313	69,666	216,647	50,554

CNPC Exploration and Development Company Limited		16,100	50.00	150,314	38,406	111,908	12,483

PetroChina Hong Kong Limited	HK$	7,592 million	100.00	93,121	32,111	61,010	6,842

PetroChina International Investment Company Limited		31,314	100.00	112,610	96,557	16,053	(3,341)

PetroChina International Co., Ltd.		14,000	100.00	141,399	104,253	37,146	3,703

PetroChina Northwest United Pipelines Company Limited		62,500	52.00	68,803	5,808	62,995	408

PetroChina Eastern Pipelines Co., Ltd.		10,000	100.00	87,963	38,807	49,156	4,896

Dalian West Pacific Petrochemical Co., Ltd.	US$	258 million	28.44	9,036	14,841	(5,805)	(1,465)

China Marine Bunker (PetroChina) Co., Ltd.		1,000	50.00	8,026	5,513	2,513	101

China Petroleum Finance Co., Ltd.		5,441	49.00	640,467	601,742	38,725	5,432

Arrow Energy Holdings Pty Ltd.		AUD2	50.00	43,072	20,210	22,862	(4,439)

PetroChina United Pipeline Co., Ltd.		40,000	50.00	87,761	2,034	85,727	8,919

CNPC Captive Insurance Co., Ltd.		5,000	49.00	8,699	3,527	5,172	173

Notes: (1)	Operating income and operating profit of Daqing Oilfield Company Limited for 2014 was RMB183,203 million and RMB67,560 million respectively.

035

SIGNIFICANT EVENTS

SIGNIFICANT EVENTS

1. Material litigation, arbitration and events commonly disputable by the media

Regarding the disclosed class action proceedings brought by individual overseas shareholders before the United States Federal District Court for the Southern District of New York against the Company and certain individuals based on the fact that certain former directors and former senior management were subject to investigation conducted by the relevant PRC authorities, the notice in respect of such action was served to the Company. Details are further described in the Company’s announcements in connection with the disclosure of the proceedings (No. Lin 2013-025 and Lin 2013-031 respectively) posted on the website of Shanghai Stock Exchange and on China Securities Journal, Shanghai Securities News and Securities Times dated September 6, 2013 and November 26, 2013, and on the website of the Hong Kong Stock Exchange. On April 4, 2014, the United States Federal District Court for the Southern District of New York entered an order consolidating the related actions and appointing the lead plaintiff and the chief counsel.

On June 6, 2014, the lead plaintiff submitted the revised indictment and changed defendants to Jiang Jiemin, Ran Xinquan and Li Hualin, who are the former directors and former senior management of the Company. The relevant charges set out in the indictment were roughly the same as those in the previous indictment in connection with violation of the U.S. Securities Act.

On August 5, 2014, in view of the revised indictment, the Company filed a motion to dismiss.

In November 2014, upon approval by the court, the U.S. plaintiff further submitted a Revised Joinder Indictment. In view of the indictment, the Company filed another motion to dismiss with the court in February 2015.

During the current reporting period, the normal course of business of the Company has not been affected. The Company will use its best endeavour to proactively defend against such action so as to protect its lawful interests.

Except for those set forth above, the Company was not involved in any material litigation or arbitration or events commonly disputable by the media during the reporting period.

036

2014 ANNUAL REPORT         SIGNIFICANT EVENTS

2. Shareholding in other companies

(1) Shareholding interests in other listed companies

As at the end of the reporting period, interests in other listed securities held by the Group were as follows:

									Unit: HK dollars million
Stock code	Stock short name		Initial Investment amount	Number of shares held	Share- holding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
135	KUNLUN ENERGY	(1)	25,758	4,708,302,133	58.33	25,758	—	—	Long-term equity investments	Acquisition and further issue of shares

Note (1):	The Group held the shares in Kunlun Energy Limited through Sun World Limited, an overseas wholly-owned subsidiary of the Company. The shares of Kunlun Energy Limited are listed on the Hong Kong Stock Exchange.

(2) Shareholding of interests in non-listed financial institutions

							Unit: RMB million
Name of investment target	Initial investment amount	Number of shares held	Share- holding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
China Petroleum Finance Co., Ltd.	9,917	2,666,000,000	49.00	19,324	2,662	275	Long - term equity investment	Injection of capital
CNPC Captive Insurance Co., Ltd.	2,450	2,450,000,000	49.00	2,534	85	—	Long - term equity investment	Establishment by promotion

3. Acquisitions, Disposals and Mergers during the reporting period

(1) In March 2014, the Group, through its subsidiary PetroChina International Iraq FZE, paid a consideration of US$442 million to ExxonMobil Iraq Limited to raise its working interest in the West Qurna-1 project in Iraq from 25% to 32.7%. The Group acquired a 25% working interest in this project on December 2, 2013.

(2) On November 13, 2013, the Group, through its subsidiaries CNPC E&D Holding Cooperatief U.A. and CNODC International Holding Ltd. (the “Purchasers”), entered into an acquisition agreement with Petrobras International Braspetro B.V. and Petrobras De Valores Internacional De Espana S.L. (the “Sellers”), for the Purchasers to acquire 100% of the shares in Petrobras Energia Peru S.A. owned by the Sellers. The Group paid US$2.643 billion in consideration on November 6, 2014.

037

SIGNIFICANT EVENTS

The above-mentioned transactions did not affect the continuity of business or the stability of management of the Group. They are conducive to the sustainable and healthy development of the overseas business of the Group and will continuously benefit the future financial conditions and operating results of the Group.

4. Significant connected transactions during the reporting period

Please refer to the section “Connected Transactions” in this annual report. During the reporting period, no substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.

5. Material contracts and the performance thereof

(1) During the reporting period, there were no trusteeship, sub-contracting and leasing of properties of other companies by the Company which would contribute profit to the Company of 10% or more of its total profit for the year.

(2) The Company had no material guarantee during the current reporting period.

(3) The Company did not entrust any other person on wealth management during the current reporting period.

(4) The Company had no material external entrustment loans during the current reporting period.

(5) The Company had no overdue principals or interests of material bank loans during the current reporting period.

(6) Save as disclosed in this annual report, during the reporting period, the Company did not enter into any material contract which requires disclosure.

6. Performance of Undertakings

In order to support the business development of the Company, consolidate the relevant quality assets and avoid industry competition, CNPC, the controlling shareholder of the Company, entered into the Agreement on Non-Competition and Pre-emptive Right to Transactions (the “Agreement”) with the Company on March 10, 2000. As at the end of the reporting period, except for those already performed, the undertakings not performed by CNPC, the controlling shareholder of the Company, included as follows: (1) due to the fact that the laws of the jurisdiction where ADSs are listed prohibit local citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC failed to inject the overseas oil and gas projects in certain countries into the Company; (2) upon execution of the Agreement, CNPC did not make use of the business opportunities that competed or were likely to compete with the principal business of the Company strictly in accordance with the Agreement. Nevertheless, such industry competition primarily concentrated on oil and gas exploration and development operations at certain overseas countries and regions in which the resources owned by CNPC were insufficient or uncertain.

In connection with matters described above, CNPC issued a Letter of Undertaking to the Company on June 20, 2014 and made additional undertakings that: (1) within ten years from the date of the Letter of Undertaking, after taking into account of political, economic and other factors, the Company may request CNPC to sell offshore oil and gas assets which remain in possession by CNPC as at the date of the Letter of Undertaking; (2) for business opportunities relating to investment in offshore oil and gas assets after the date of the Letter of Undertaking, the relevant prior approval procedure of the Company shall be initiated strictly in accordance with the Agreement. Subject to the applicable laws, contractual agreements and procedure requirements, CNPC will sell to the Company offshore oil and gas assets as described in items (1) and (2) above at the request of the Company.

038

2014 ANNUAL REPORT         SIGNIFICANT EVENTS

Save for the above additional undertakings, undertakings made by CNPC in the Agreement remain unchanged.

7. Engagement and disengagement of firm of accountants

During the reporting period, the Company has not changed its accounting firm.

During the reporting period, the Company continued to retain KPMG Huazhen (Special General Partnership) to serve as the domestic auditors, and KPMG Certified Public Accountants as the overseas auditors, for 2014. Remuneration in respect of the 2014 audit work amounted to RMB53 million, mainly for the provision of auditing services for the Company’s domestic and international needs, in which the financial report auditing fee amounted to RMB44 million and the financial report internal control auditing fee amounted to RMB9 million. Please refer to Note 7 of the Financial Statements prepared in accordance with IFRS in this annual report for details of the remuneration of the auditors.

As at the end of the reporting period, KPMG Huazhen (Special General Partnership) and KPMG Certified Public Accountants have provided audit service to the Company for two consecutive years.

8. Penalties on the Company and its Directors, Supervisors, senior management, controlling shareholder and de facto controller and remedies thereto

During the reporting period, none of the Company or its current Directors, Supervisors, senior management, controlling shareholder or de facto controller of the Company was subject to any investigation by the competent authorities or enforcement by judicial or disciplinary departments, or was handed over to judicial departments or subject to criminal liability, or subject to investigation or administrative penalty by the China Securities Regulatory Commission, or any denial of participation in the securities market or was deemed unsuitable to act as directors, or was punished by other administrative authorities or was subject to any public criticisms made by a stock exchange.

On March 16, 2015, the Company was informed by CNPC, the controlling shareholder of the Company, that Mr. Liao Yongyuan, non-executive Director and Vice Chairman of the Company, is currently under investigation by the competent authorities for suspected severe violation of relevant discipline and laws. The Company published an announcement regarding this matter on March 16, 2015. Mr. Liao Yongyuan has tendered his resignation to the Board on March 17, 2015 and resigned from all his positions in the Company, including non-executive Director and Vice Chairman, with immediate effect.

9. Events after the Balance Sheet Date

(1) Pursuant to the Notice on the Increase of the Threshhold of the Crude Oil Special Gain Levy (Cai Shui [2014] No. 115) of the Ministry of Finance, the threshold of the crude oil special gain levy will increase to US$65 per barrel, which has 5 levels and is still calculated and charged according to the progressive and valorem rate on the excess amounts from January 1, 2015.

(2) In accordance with the Notice on Continuing to Raise the Refined Oil Consumption Tax (Cai Shui [2015] No. 11) jointly issued by the Ministry of Finance and the State Administration of Taxation, the unit amount of the consumption tax on gasoline, naphtha, solvent oil and lubricating oil and that on diesel, jet fuel and fuel oil will be raised from RMB 1.4/L to RMB 1.52/L and from RMB 1.1/L to RMB 1.2/L respectively, commencing from January 13, 2015. Collection of tax on jet fuel will continue to be suspended.

039

SIGNIFICANT EVENTS

(3) In accordance with the Notice on Adjusting the Price of Natural Gas Consumed by Non-residential Users (Fa Gai Jia Ge [2015] No. 351) issued by the National Development and Reform Commission (the “NDRC”), the price of domestic natural gas for the consumption amount in 2012 and for that exceeds 2012 level will be officially adjusted to the same level, commencing from April 1, 2015. In consideration of the price movement of alternative energy like fuel oil and liquefied petroleum gas in the second half of 2014 and the current pricing mechanism of natural gas, the citygate price ceiling for the consumption amount exceeds 2012 level will decrease by RMB 440/Kilostere and the citygate price ceiling for the consumption amount in 2012 will increase by RMB 40/Kilostere.

10. Other Significant Events

(1) The Promulgation of the Proposals Concerning the Adjustment of the Price of Natural Gas

On August 10, 2014, the NDRC promulgated the Notice of the National Development and Reform Commission Concerning the Adjustment of the Price of Stock Natural Gas Consumed by Non-residential Users (Fa Gai Jia Ge [2014] No. 1835). The notice prescribes that from September 1, 2014, the citygate price for the consumption amount of natural gas in 2012 consumed by non-residential users will be appropriately increased, and that the issuance of the price adjustment mechanism for natural gas consumed by fertilizer makers would be put on hold. No adjustment will be made to the citygate price for natural gas consumed by residential users. Further actions will be taken to implement the policy in connection with the liberalisation of the sales price of imported liquefied natural gas (LNG) and the ex-factory prices for shale gas, coal-seam gas and coal gas.

This event did not affect the continuity of business or the stability of management of the Group. It is conducive to the sustainable and healthy development of the natural gas business of the Group and will continuously benefit the future financial conditions and operating results of the Group.

(2) The Promulgation of the Policies concerning Raising the Refined Oil Consumption Tax

On November 28, 2014, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Raising the Refined Oil Consumption Tax (Cai Shui [2014] No. 94). The notice prescribes that the unit amount of the consumption tax on gasoline, naphtha, solvent oil and lubricating oil and that on diesel, jet fuel and fuel oil will be raised by RMB 0.12/L and RMB 0.14/L respectively, based on the current unit tax amount commencing from November 29, 2014. Collection of tax on jet fuel will continue to be suspended.

On December 12, 2014, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Further Raising the Refined Oil Consumption Tax (Cai Shui [2014] No. 106). The notice prescribes that the unit amount of the consumption tax on gasoline, naphtha, solvent oil and lubricating oil and that on diesel, jet fuel and fuel oil will be raised from RMB 1.12/L to RMB 1.4/L and from RMB 0.94/L to RMB 1.1/L respectively, commencing from December 13, 2014. Collection of tax on jet fuel will continue to be suspended.

These events did not affect the continuity of business or the stability of management of the Group and will not significantly affect the sustainable and healthy development of the refining and chemicals and the marketing business of the Group, the future financial conditions and operating results of the Group.

040

2014 ANNUAL REPORT         SIGNIFICANT EVENTS

(3) Corporate Bonds Issue in the Most Recent Three Years

Items	Date of Issue	Amount (RMB million)	Tenor (years)	Annual Interest (%)
2012 Corporate Bonds (First Tranche)	November 22, 2012 - November 26, 2012	16,000	5	4.55
	November 22, 2012 - November 26, 2012	2,000	10	4.90
	November 22, 2012 - November 26, 2012	2,000	15	5.04

2013 Corporate Bonds (First Tranche)	March 15 2013 - March 19, 2013	16,000	5	4.47
	March 15 2013 - March 19, 2013	4,000	10	4.88

Note:	Please refer to the announcements on the result of issue of corporate bonds published by the Company on the website of the Shanghai Stock Exchange for details of such issues of relevant bonds.

Relevant information on corporate bonds during their terms:

•	Information on Redemption and Interest of Bonds

The interest of the first tranche of corporate bonds for 2012 formally started to accrue on November 22, 2012. Its first payment date was November 22, 2013 and the interest payment amount was RMB926.80 million. The interest of the first tranche of corporate bonds for 2013 formally started to accrue on March 15, 2013. Its first payment date was March 15, 2014 and the interest payment amount was RMB910.40 million.

•	Information on Risks of Redemption and Interest

Please refer to the offering circulars of the corporate bonds published by the Company on the website of Shanghai Stock Exchange on November 20, 2012 and March 13, 2013, respectively, for information on the risks of redemption and interest of relevant bonds. As at the end of the current reporting period, there is no other discloseable matter of risks for relevant bonds.

•	Information on Follow-up Credit Rating of Bonds

China Lianhe Credit Rating Co., Ltd., the credit rating agency, will make a regular follow-up credit rating every year and irregular follow-up credit ratings based on relevant circumstances during the terms of relevant bonds. Results and reports of follow-up credit ratings will be announced on the website of Shanghai Stock Exchange (http://www.sse.com.cn) for inspection.

•	Information on Changes in Bonds Issued

As at the end of the current reporting period, there were no changes in the principal terms of relevant bonds.

•	Performance of Other Material Matters Provided in the Offering Circulars

As at the end of the current reporting period, other material matters provided in the offering circulars of relevant bonds were performed as normally.

041

CONNECTED TRANSACTIONS

CONNECTED TRANSACTIONS

CNPC is the controlling shareholder of the Company and therefore transactions between the Group and CNPC constitute connected transactions under the Listing Rules and the listing rules of the Shanghai Stock Exchange (“SSE Listing Rules”). China National Oil and Gas Exploration and Development Corporation (“CNODC”), a wholly-owned subsidiary of CNPC, holds 50% interest in CNPC Exploration and Development Company Limited (“CNPC E&D”), a non-wholly owned subsidiary of the Company. Pursuant to the Listing Rules, CNPC E&D is a connected person of the Company and transactions between the Group and CNPC E&D constitute connected transactions of the Group. On December 28, 2006, the Group became interested in 67% equity interest in PetroKazakhstan Inc. (“PKZ”) through CNPC E&D. Pursuant to the Listing Rules, CNPC E&D and its subsidiaries are connected persons of the Group. Therefore, transactions between the Group and PKZ constitute connected transactions of the Group.

The following connected transactions constitute the “connected transactions” or “continuing connected transactions” as defined under Chapter 14A of the Listing Rules and satisfied relevant disclosure requirements thereof. For details of the following connected transactions, please refer to the relevant announcements published on the websites of the Hong Kong Stock Exchange and the Company.

Continuing Connected Transactions

(I) Continuing Connected Transactions with CNPC

The Group and CNPC continue to carry out certain existing continuing connected transactions. The Company obtained the approval of the independent shareholders and independent Directors at the general meeting dated October 20, 2011, the general meeting dated October 29, 2014, the ninth meeting of the Fifth Session of the Board of Directors dated June 27, 2013 and the third meeting of the Sixth Session of the Board of Directors dated August 28, 2014 respectively, for a renewal of and amendments to the existing continuing connected transactions and the new continuing connected transactions and for the proposed new caps for existing continuing connected transactions and the new continuing connected transactions for January 1, 2012 to December 31, 2014, the updated caps for continuing connected transactions from January 1, 2015 to December 31, 2017 and the amended caps for the relevant types of continuing connected transactions for 2014. Details of the above transactions were set out in the Company’s announcements in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on August 25, 2011, June 27, 2013, August 28, 2014 and on the website of Shanghai Stock Exchange on August 26, 2011, June 28, 2013 and August 29, 2014, respectively, the Company’s circular in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on September 5, 2011 and October 9, 2014, and the Company’s announcement in respect of passing resolutions at the extraordinary general meeting published on the website of the Hong Kong Stock Exchange on October 20, 2011 and October 29, 2014 and on the website of the Shanghai Stock Exchange on October 21, 2011 and October 30, 2014, respectively.

042

2014 ANNUAL REPORT         CONNECTED TRANSACTIONS

In 2014, the Group and CNPC carried out the existing continuing connected transactions referred to in the following agreements:

1. Comprehensive Products and Services Agreement

(1) The Group and CNPC implemented the Comprehensive Products and Services Agreement entered into on August 25, 2011 (the “Comprehensive Agreement”) for the provision (A) by the Group to CNPC and jointly-held companies and (B) by CNPC and jointly-held companies to the Group, of a range of products and services.

The Comprehensive Agreement entered into force on January 1, 2012 with an effective term of 3 years.

During the term of the Comprehensive Agreement, individual product and service implementation agreements described below may be terminated from time to time by the parties thereto by providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

(A) Products and Services to be provided by the Group to CNPC

Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC include: crude oil, natural gas, refined oil products, chemical products, supply of water, electricity, heating, quantifying and measuring, quality inspection, entrusted operation and management and other related or similar products and services. In addition, the Group shall provide to the jointly-held companies financial services including but not limited to entrusted loans and guarantee.

(B) Products and Services to be provided by CNPC to the Group

More products and services are to be provided by CNPC to the Group, both in terms of quantity and variety, than those to be provided by the Group to CNPC. Products and services to be provided by CNPC to the Group have been grouped together and categorised as set out below:

•	Construction and technical services, which are principally the products and services provided prior to official commissioning, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

•	Production services, which are principally the products and services provided in light of the requirements for the Group’s daily operations upon official commissioning, including but not limited to water supply, electricity supply, gas supply and communications;

043

CONNECTED TRANSACTIONS

•	Supply of materials services, which are principally services for the purchase of materials provided prior to and after official commissioning, including but not limited to purchase of materials, quality inspection, storage of materials and delivery of materials;

•	Social and ancillary services, including but not limited to security systems, education, hospitals, property management, staff canteens, training centres and guesthouses; and

•	Financial services, including loans and other financial assistance, deposit services, entrustment loans, settlement services and other financial services.

The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles as defined in the Comprehensive Agreement:

(a) government-prescribed prices; or

(b) where there is no government-prescribed price, then according to the relevant market prices; or

(c) where neither (a) nor (b) is applicable, then according to:

(i) the actual cost incurred; or

(ii) the agreed contractual price.

In particular, the Comprehensive Agreement stipulates, among other things, that:

(i) the loans and deposits shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be more favourable than those provided by independent third parties; and

(ii) the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market price.

(2) On August 28, 2014, based on the original Comprehensive Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (the “Comprehensive Products and Services Agreement”), for a period of three years which will take effect since January 1, 2015. The new Comprehensive Products and Services Agreement includes all terms of the Comprehensive Agreement signed in 2011.

2. Product and Service Implementation Agreements

According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant subordinate companies and entities of CNPC or the Group providing the relevant products or services, as appropriate, and the relevant subordinate companies and entities of the Group or CNPC, requiring such products or services, as appropriate.

044

2014 ANNUAL REPORT         CONNECTED TRANSACTIONS

Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement.

As the product and service implementation agreements are merely further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not as such constitute new categories of connected transactions.

3. Land Use Rights Leasing Contract and Supplemental Agreement

The Company and CNPC signed the Land Use Rights Leasing Contract on March 10, 2000 under which CNPC has leased land in connection with various aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square metres, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total rent payable for the lease of all such property may, as at the expiration of 10-year term of the Land Use Rights Leasing Contract, be adjusted by agreement between the Company and CNPC to reflect market conditions prevalent at such time of adjustment, including the then prevailing marketing prices, inflation or deflation (as applicable) and such other factors considered as relevant by both parties in negotiating and agreeing to any such adjustment.

Having regard to the operational need of the Company and changes in the property markets in the recent years, the Company entered into a supplemental agreement to the Land Use Rights Leasing Contract with CNPC on August 25, 2011, pursuant to which the area of the leased land parcels was reconfirmed to be 1,783 million square metres and the annual rental fee was adjusted to not more than RMB3,892 million (exclusive of taxes and government charges). The supplemental agreement took effect from January 1, 2012 after the approval of the Board of Directors. The details of the supplemental agreement were set out in the Company’s announcements in respect of continuing connected transactions published on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on August 25, 2011 and August 26, 2011, respectively, and the Company’s circular in respect of continuing connected transactions published on the website of the Hong Kong Stock Exchange on September 5, 2011. On August 28, 2014, the Company and CNPC issued confirmation letter separately, and adjusted area and fee of leasing land. The Company agreed to lease an aggregate area of approximately 1,777 million square metres from CNPC, and adjust the total fee of land according to the newly confirmed area of leasing land and the situation of land market. In addition, the annual fee of land was adjusted to RMB4,831 million. Besides area and fee of land, the other lease terms of the Land Use Rights Leasing Contract and Supplemental Land Use Rights Leasing Contract kept the same. The confirmation letters will be effective since January 1, 2015.

045

CONNECTED TRANSACTIONS

4. Buildings Leasing Contract (amended)

On August 25, 2011, the Company entered into an amended Buildings Leasing Contract with CNPC, pursuant to which the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square metres. Further, the parties agreed on the average rental fee of buildings under the amended Buildings Leasing Contract, which is RMB1,049 per year per square metre. The Buildings Leasing Contract will expire on November 4, 2019. The Company and CNPC may adjust the area of building leased and the rental fees every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental fees shall not exceed the comparable fair market price. On August 28, 2014, the Company and CNPC issued confirmation letter separately, and adjusted area and fee of leasing building. The Company agreed to lease an aggregate area of approximately 1,179,586 square metres from CNPC, and adjust the total fee of building according to the newly confirmed area of leasing building and the situation of building market. In addition, the annual fee of building was adjusted to RMB708 million. Besides area and fee of building, the other lease terms of the Buildings Leasing Contract kept the same. The confirmation letters will be effective since January 1, 2015.

5. Intellectual Property Licensing Contracts

The Company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, namely the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. CNPC has agreed to extend the term of the Computer Software Licensing Contract to the expiry date of the statutory protection period of the relevant software or when such software enters the public domain. Pursuant to these licensing contracts, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company pursuant to the restructuring.

6. Contract for the Transfer of Rights under Production Sharing Contracts

The Company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated December 23, 1999. As part of the restructuring, CNPC transferred to the Company relevant rights and obligations under 23 production sharing contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC’s supervisory functions.

As of December 31, 2014, CNPC has been in the process of executing in aggregate 38 projects contemplated under the production sharing contracts, in respect all of which the transfer of rights under the production sharing contracts between CNPC and the Company has been completed. CNPC has assigned to the Company all of its rights and obligations under the production sharing contracts at nil consideration and subject to applicable PRC laws and regulations, except for the rights and obligations relating to CNPC’s supervisory functions.

7. Guarantee of Debt Contract

The Company and CNPC continue to implement the Guarantee of Debt Contract entered into on March 10, 2000, pursuant to which all of the debt of CNPC relating to the assets transferred to the Company in the restructuring were also transferred to, and assumed by, the Company.

Under the Guarantee of Debt Contract, CNPC has agreed to guarantee certain debt of the Company at nil consideration. As at December 31, 2014, the debt guaranteed was fully paid by the Company and the guarantee obligation of CNPC has terminated.

046

2014 ANNUAL REPORT         CONNECTED TRANSACTIONS

As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract, the Contract for the Transfer of Rights under Production Sharing Contracts and the Guarantee of Debt Contract is less than 0.1%, the continuing connected transactions under these contracts are exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Directors (including independent Directors) believe that these continuing connected transactions were entered into in the normal and ordinary course of business for the benefits of the Company, and are in the interests of the shareholders as a whole.

(II) Continuing Connected Transactions with CNPC E&D

The following continuing connected transactions arose as a result of the completion of the Company’s acquisition of 67% equity interest in PKZ, which was announced by the Company on August 23, 2006, on December 28, 2006:

•	the provision of production services by CNPC to the Group;

•	the provision of construction and technical services by CNPC to the Group;
•	the provision of material supply services by CNPC to the Group.

Upon completion of the acquisition of PKZ, PKZ became a subsidiary (as defined under the Listing Rules) of CNPC E&D. As CNPC is the controlling shareholder of the Company and as each of CNPC and the Company is interested in 50% interest in CNPC E&D respectively, therefore, CNPC and CNPC E&D are connected persons of the Company under the Listing Rules. The caps for these continuing connected transactions have already been included within the caps for the continuing connected transactions between the Group and CNPC.

Caps for the Continuing Connected Transactions

The following annual caps in respect of the continuing connected transactions are set for the relevant transactions for the period from January 1, 2012 to December 31, 2014:

(A) In relation to the products and services contemplated under (a) the Comprehensive Agreement, (b) Land Use Rights Leasing Contract and its supplemental contract, (c) Buildings Leasing Contract (amended), the total annual revenue or expenditure in respect of each category of products and services will not exceed the proposed annual caps set out in the following table:

047

CONNECTED TRANSACTIONS

	Proposed annual caps
Category of Products and Services	2012	2013	2014
	RMB million
(i) Products and services provided by the Group to the CNPC and jointly-held companies	152,541	165,371	184,099
(ii) Products and services provided by CNPC to the Group
(a) Construction and technical services	263,280	278,320	261,680
(b) Production services	220,081	235,022	253,476
(c) Supply of materials services	25,531	24,129	40,132
(d) Social and ancillary services	8,040	8,040	8,040
(e) Financial Services
- Aggregate of the daily highest amount of deposits of the Group in CNPC and the total amount of interest received in respect of these deposits (Among which, the aggregate of daily highest amount of deposits with China Petroleum Finance Co., Ltd and total amount of interests accrued thereon shall not exceed RMB46,900 million)	70,000	70,000	70,000
- Insurance fees, handling charges for entrusted loans, and fees and charges for settlement services and other intermediary business	2,801	2,925	3,055
- Rents and other payments made under financial leasing	n/a	10,000	10,000
(iii) Financial services provided by the Group to the jointly-owned companies	21,329	21,998	23,157
(iv) Fee for land leases paid by the Group to CNPC (excluding taxes)	3,892	3,892	3,892
(v) Rental for buildings paid by the Group to CNPC	771	771	771

(B) In relation to the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, CNPC has granted the Company the right to use certain trademarks, patents, know-how and computer software of CNPC at nil consideration.

Independent Non-Executive Directors’ Confirmation

In relation to the continuing connected transactions undertaken by the Group in 2014, the independent non-executive Directors of the Company confirm that:

(i) the connected transactions mentioned above have been entered into during the ordinary course of business of the Company;

(ii) the connected transactions mentioned above have been proceeded either on normal commercial terms or on more favourable terms;

(iii) the connected transactions mentioned above have been proceeded based on the agreements in relation to such transactions and on terms which are fair and reasonable and in the interests of the shareholders of the Company as a whole.

048

2014 ANNUAL REPORT         CONNECTED TRANSACTIONS

Auditor’s Confirmation

The auditor of the Company has audited the abovementioned transactions and has provided to the Board of Directors a letter to confirm that as far as they’ve noticed, there was nothing to convince them that the relevant continuing connected transactions:

(i) have not been approved by the Board of Directors of the Company;

(ii) all the connected transactions related to the goods or services provided by the Group have not been proceeded in any material aspect according to the pricing policies of the Group;

(iii) have not been proceeded in any material aspect according to the agreements related to the transactions;

(iv) have exceeded the caps.

The information set out in the tables below is principally extracted from the financial statements of the Group prepared in accordance with CAS:

Connected sales and purchases

	Sales of goods and provision of services to connected party		Purchase of goods and services from connected party
	Transaction amount	Percentage of the total amount of the type of transaction	Transaction amount	Percentage of the total amount of the type of transaction
Connected party	RMB million	%	RMB million	%
CNPC and its subsidiaries	95,670	4.19	342,649	16.23
Other connected parties	62,455	2.74	71,519	3.39
Total	158,125	6.93	414,168	19.62

Connected obligatory rights and debts

					Unit: RMB million
	Funds provided to connected party			Funds provided to the Group by connected party
Connected parties	Opening balance	Occurrence amount	Closing balance	Opening balance	Occurrence amount	Closing balance
CNPC and its subsidiaries	—	—	—	327,478	37,311	364,789
Other connected parties	4,018	(516)	3,502	—	—	—
Total	4,018	(516)	3,502	327,478	37,311	364,789

049

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

1. Improvement of Corporate Governance

During the reporting period, the Company was able to regulate its operations in accordance with domestic and overseas regulatory requirements. In accordance with the Articles of Association of the Company (the “Articles of Association”) and related laws and regulations as well as the securities regulatory rules of the jurisdictions in which the Company was listed, and in light of the actual conditions of the Company, the Company constantly formulates, improves and effectively implements various systems and related procedures for the Board of Directors and each of the special committees to operate under the Board of Directors. The Measures on Management of Information Disclosure and the Measures on Registration of Information Insiders formulated by the Company have clearly defined the accountability system for significant errors in disclosure of the annual report and have increased the accountability on the relevant personnel with information disclosure responsibilities and have enhanced the Company’s security work in respect of certain inside information before public disclosure of annual reports. During the reporting period, the above regulations were effectively implemented by the management of the Company and the Company is not aware of any information insider who has breached relevant rules when dealing with the shares of the Company, nor any major error was occurred in the annual report. In 2014, the Company strengthened internal approval procedure management of significant event announcements and information disclosure, prevented capital market risks, and introduced Internal Approval Management Procedures For Significant Event Announcements and

Information Disclosure. In 2014, for the event of change of Board of Directors, the Company strictly followed relevant regulations of the relevant departments of the State of qualification requirements of independent directors, with careful consideration of the diversity, components of professional knowledge, professional experience and independency in two shareholders’ meetings, elected 4 non-executive directors that are in compliance with regulatory requirements and ensured the standardized operation of the Board of Directors.

During the reporting period, the corporate governance of the Company had nothing inconsistent with the regulatory requirements on corporate governance of listed companies laid down by the China Securities Regulatory Commission.

Checks and balances were achieved through the coordination among the shareholders’ meeting, the Board of Directors and its related special committees, the Supervisory Committee and the management headed by the President. Together with the effective internal control and management systems, the Company’s internal management and operations were further standardised and its management level continued to improve.

2. Improvement of Internal Control System

The Company places great emphasis on internal control and risk management. The Company established and operates internal control system in compliance with requirements of various listing authorities.

050

2014 ANNUAL REPORT         CORPORATE GOVERNANCE

In 2014, the Company focused on “to promote improvement and completion of internal control system, continue to further improve overall risk management and change business process management, to effectively play the role of interval control supervision”, further enhanced its work, and achieved positive progress in all aspects.

Having regard to its existing financial management position, the Company sorted the procedures governing finance, fund and tax price. In particular, planning of relevant processes and key controls has been further regulated, resulting in better process efficiency and effectiveness. The Company also further strengthened its implementation of the management system of information disclosure, the criteria for identifying material issues and their reporting procedures, and the procedures through which discloseable information is gathered, consolidated and disclosed. Meanwhile, the Company further improved its internal control testing and took the initiative to communicate with the external auditor. Efforts were also used to strengthen the internal control and supervision training given to core team members and to give effect to the rectification liability with an aim to intensifying the supervision over rectification.

The internal control and risk management department is responsible for coordinating the internal control testing conducted internally and externally and for supervising the improvement and organisation of internal control system evaluation.

In 2014, the Audit Committee was briefed for four times on the status of internal control and risk management and considered that the Company had continuingly established and improved its internal control system, continued to expand its coverage and scope of test, and proposed rectification measures based on the issues spotted on the tests. The internal control system is generally standardized and effective, and achieved significant results. The Audit Committee suggested that the Company’s internal control work should focus on the key issues, have a clear allocation of responsibilities and detailed assessment, continue to improve its use of analysis and implementation of the test results, prevent and resolve risks and hidden dangers in all areas effectively by work in advance.

The Board is responsible for the internal control system that is relevant to establish and maintain sufficient financial report. The Board evaluated the internal control based on regulatory requirement and believes it is effective as at December 31, 2014. The Company discloses the internal report and internal audit report independently. KPMG Huazhen (Special General Partnership) engaged by the Company audited the financial statements of the Company regarding the effectiveness of the internal control and issued audit report with standard and unqualified audit opinion.

3. Performance of Independent Directors’ Duties

In 2014, the independent Directors of the Company committed to earnestly and diligently performing their duties in accordance with the relevant domestic and overseas laws and regulations and the Articles of Association. During the reporting period, they reviewed the proposals and relevant documents presented by the Company and actively participated in the general meetings and meetings of the Board of Directors and its special committees (please refer to the section on “Directors’ Report” in this annual report for detailed information on the attendance of the meetings). They expressed their views objectively and independently and protected the lawful interests of all the shareholders of the Company, in particular, those of numerous middle-sized and minority shareholders. They played a part in the checks and balances of the decision making process of the Board of Directors. Independent Directors reviewed regular reports of the Company diligently. They had discussions with external auditors for annual audit before and after their year-end auditing. Such meetings were held prior to meetings of the Board of Directors. They monitored and procured that the Company made disclosures in compliance with the relevant laws, regulations as well as rules of the Company on disclosures of information. During the reporting period, the independent Directors of the Company did not raise any objection to any resolutions or other matters discussed at the meetings of the Board of Directors. Meanwhile, the independent Directors constantly kept themselves informed of relevant laws, regulations and regulatory rules and made on-site visits to base-level units of the Company, which helped them gain a better understanding of the Company’s business, and become better focused in their decision-making and enhanced the effectiveness of their decisions made.

051

CORPORATE GOVERNANCE

4. Independence of the Company from the Controlling Shareholder

The Company is independent from its controlling shareholder, CNPC, in respect of business, personnel, asset, organisational structure and finance. The Company has independent and comprehensive business operations and management capabilities.

5. Senior Management Evaluation and Incentive Scheme

During the reporting period, in accordance with the “Measures of Evaluation of Annual Performance of the President’s Work Team”, the Company evaluated the completion of the performance targets of 2013 by the

President’s Team with reference to the achievement of the performance targets in 2013 and the business development plan of 2014, and formulated the performance contract for the President’s Team for 2014. The “Report on Assessment of the President’s Operating Results for 2013 and the Formulation of President’s Performance Contracts for 2014” was reviewed and approved at the twelveth meeting of the Fifth Session of the Board of Directors.

During the reporting period, the Company conducted, on the basis of the “Pilot Measures of Evaluation of Performance of the Senior Management Officers of PetroChina Company Limited” and the “Pilot Measures of Economy Value Added of Senior Management”, appraisals on members of the senior management from specialised companies, local companies and the science and research planning departments with respect to their achievement of the performance targets for 2013. Certain rewards and punishments were made on basis of the performance evaluation. With reference to the business development plan and key tasks of the Company for 2014 as well as the positions and duties of the various management officers, the Company formulated performance contracts for 2014 and signed with the middle and above level management officers and others above. The Company supplemented follow up evaluation of seasonal profit task and accordingly honoured the seasonal compensation for senior management in advance.

6. Corporate Governance Report

(1) Compliance with the Corporate Governance Code

Save as disclosed below, the Company has complied with all code provisions under the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the year ended December 31, 2014:

052

2014 ANNUAL REPORT         CORPORATE GOVERNANCE

After prudent consideration of the laws and regulations of the places where the shares of the Company are listed, the background of the industry to which the Company belongs and the current corporate structure, the Company has not set up a nomination committee as at the end of the reporting period. Nonetheless, the requirements for nomination of directors are set out in detail in the Articles of Association of the Company. Shareholders holding three percent or above of the voting shares of the Company may put forward a provisional written proposal to the general meeting in relation to the intention to nominate a candidate for the Director and the candidate’s willingness to accept such nomination prior to such meeting. Directors of the Company shall be elected at general meeting of the Company for a term of office of no more than three years. Upon expiration of his term, the Director shall be entitled to be re-elected and re-appointed.

(2) Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions for Directors of Listed Issuers contained in Appendix 10 of the Listing Rules (the “Model Code”). Each Director and Supervisor has confirmed to the Company that each of them has complied with relevant standards set out in the Model Code in the reporting period.

(3) Board of Directors

Pursuant to the Company’s Rules and Procedures for the Board of Directors, the Board of Directors convened 5 regular meetings and 5 extraordinary meetings of Board of Directors and 9 meetings of its special committees and passed 30 resolutions of the Board of Directors and 13 opinions of its special committees during the reporting period.

For details of the composition of the Board of Directors and attendance rate of Directors at regular meetings of the Board of Directors during the year, please refer to the section “Members of the Board of Directors and the attendance rate of Directors” in the “Directors’ Report” of this annual report.

There is no relationship (including financial, business, family or other material/relevant relationship(s)) among members of the Board of Directors and between the Chairman and the President of the Company.

(4) Operations of the Board of Directors

The Company’s Board of Directors is elected by the shareholders’ general meeting of the Company through voting and is held accountable to the shareholders’ general meeting. The primary responsibilities of the Board of Directors are to provide strategic guidance to the Company, exercise effective supervision over the management, ensure that the Company’s interests are protected and are accountable to the shareholders. The powers and duties of the Board of Directors and the management have been clearly defined in the Articles of Association, which aims to provide adequate check and balance mechanism for good corporate governance and internal control. In accordance with the Articles of Association or as authorised by the shareholders, the Board of Directors makes decisions on certain important matters, including annual business plans and investment budgets; annual criteria for assessment of the performance of members of working units of the Company and annual remuneration plans; distribution plans in respect of interim profit; and material issues involving corporate reorganisation of the Company. The Directors and the Board of Directors carry out corporate governance duties in a serious and responsible manner. The Directors attend the meetings of the Board of Directors in a serious and responsible manner, perform their duties as Directors earnestly and diligently, make important decisions concerning the Company, appoint, dismiss and supervise the members of the operation units of the Company. Led by the President, the management of the Company is responsible for implementing the resolutions approved by the Board of Directors and administering the Company’s day-to-day operation and management.

053

CORPORATE GOVERNANCE

The Company has received a confirmation of independence from each of the four independent non-executive Directors pursuant to Rule 3.13 of the Listing Rules. The Company considers that the four independent non-executive Directors are completely independent of the Company, its substantial shareholders and its connected persons and fully comply with the requirements concerning independent non-executive Directors under the Listing Rules. Mr Zhang Biyi, the independent non-executive Director, has appropriate accounting and financial experience as required under Rule 3.10 of the Listing Rules. Please see the section headed the Brief Biography of the Directors under the “Directors, Supervisors, Senior Management and Employees” section for biographical details of Mr Zhang Biyi. The four independent non-executive Directors do not hold other positions in the Company. They perform their duties seriously according to the Articles of Association and the relevant requirements under the applicable laws and regulations.

The Board of Directors has established the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environmental Protection Committee. The main responsibility of these committees is to provide support to the Board of Directors in decision-making. The Directors participating in these special board committees focus on particular issues according to their areas of expertise and make recommendations on the improvement of the corporate governance of the Company.

(5) The Chairman and President

In 2014, Mr Zhou Jiping was the Chairman of the Board of Directors of the Company and Mr Wang Dongjin was the

Vice Chairman and President of the Company. Pursuant to the Articles of Association, the primary duties and responsibilities of the Chairman are chairing the shareholders’ general meetings and convening and chairing meetings of the Board of Directors, inspecting the implementation of Board resolutions, signing certificates of securities issued by the Company, and other duties and power authorised under the Articles of Association and by the Board of Directors. The primary duties and responsibilities of the President are managing production and operation, organising the implementation of Board resolutions, organising the implementation of annual business plans and investment plans of the Company, formulating plans for the establishment of internal management institutions of the Company, devising the basic management system of the Company, formulating specific rules and regulations of the Company, advising the Board of Directors to appoint or dismiss Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior management personnel, appointing or dismissing management staff other than those that should be appointed or dismissed by the Board of Directors, and performing other duties and power authorised by the Articles of Association and the Board of Directors.

(6) Term of Office of Directors

Pursuant to the Articles of Association, the Directors (including non-executive Directors) shall be elected at the shareholders’ general meeting and serve a term of three years. Upon the expiry of their term of office, the Directors may be re-elected for another term.

(7) Training Attended by Directors and Company Secretary

In 2014, all of the Directors and company secretaries participated in continuous professional development programmes to develop and update their knowledge and skills, with view to contributing to the Board of Directors with sufficient information and up to its requests. Details of trainings attended by all of the Directors and company secretaries are set out as below:

054

2014 ANNUAL REPORT         CORPORATE GOVERNANCE

		Updates on corporate governance/legislations, rules and regulations		Accounting/finance/business management and productions and operations of the Company
Names	Positions	Reading relevant materials	Attending training and seminars	Reading relevant materials	On-site visits
Zhou Jiping	Chairman	✓	✓	✓
Liao Yongyuan (1)	Vice Chairman	✓	✓	✓
Wang Dongjin	Vice Chairman and President	✓	✓	✓
Yu Baocai	Non-executive Director	✓	✓	✓
Shen Diancheng	Non-executive Director	✓	✓	✓
Liu Yuezhen	Non-executive Director	✓	✓	✓
Liu Hongbin	Executive Director	✓	✓	✓
Chen Zhiwu	Independent Non-executive Director	✓		✓
Richard H. Matzke	Independent Non-executive Director	✓	✓	✓
Lin Boqiang	Independent Non-executive Director	✓	✓	✓	✓ one time
Zhang Biyi	Independent Non-executive Director	✓	✓	✓
Wu Enlai	Company Secretary	✓	✓	✓
Mao Zefeng	Joint Company Secretary	✓	✓	✓

Notes: (1)	Mr. Liao Yongyuan has tendered his resignation to the Board on March 17, 2015 and resigned from all his positions in the Company, including non-executive Director and Vice Chairman, with immediate effect.

(8) The Examination and Remuneration Committee

After the change of Board of Directors, the Examination and Remuneration Committee of the Company still comprises three Directors, including two independent non-executive Directors with Mr Richard H. Matzke as the chief committee member, and Mr Lin Boqiang and a non-executive Director, Mr Liu Yuezhen, as members. This is in compliance with the provisions of the Corporate Governance Code. The terms of reference of the Examination and Remuneration Committee are included in the Rules and Procedures for the Board of Directors and set out on the Company’s website : www.petrochina.com.cn.

The main duties and responsibilities of the Examination and Remuneration Committee are: considering the performance assessment criteria of Directors and management, conducting performance assessment and making relevant recommendations; considering and reviewing remuneration policies and schemes in respect of

Directors and senior management (including compensations to Directors and senior management for loss of office or retirement); organising the performance assessment on the President and report to the Board of Directors; monitoring the performance assessments to be conducted by the President on Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior managers; considering the Company’s incentive programme, remuneration system and share option scheme; monitoring and appraising the effectiveness of their implementation, and providing recommendations for change and improvement; and other duties as required by relevant laws and regulations or listing rules of place where the Company is listed and any such other matters as authorized by the Board of Directors.

The Examination and Remuneration Committee held one meeting during the reporting period, which was held at the twelfth meeting of the Fifth Session of the Board of Directors. Members of the Examination and Remuneration Committee, Mr Chen Zhiwu and Mr Wang Guoliang attended such meeting. A summary of the work of the Examination and Remuneration Committee of the Company in 2013 is as follows:

055

CORPORATE GOVERNANCE

At the meeting of the Examination and Remuneration Committee held on March 10, 2014, the Board of Directors considered the “Report on Assessment of the Results of Operations by the President’s Work Team for 2013 and the Formulation of President’s Performance Contract for 2014”.

(9) Nomination of Directors

Pursuant to the Articles of Association, election and replacement of Directors shall be proposed to the shareholders’ general meeting for approval. Shareholders whose shareholding represents 3% or more of the voting shares of the Company are entitled to make such proposal. As authorised by the Board of Directors, the Chairman shall consolidate a list of the director candidates and order the Secretariat of the Board of Directors together with the relevant departments to prepare the relevant procedural documents. The Secretariat of the Board of Directors is responsible for requesting the Chairman and/or the shareholders entitled to make a proposal to issue invitations to serve as Director to the candidates for directorship. The candidates for directorship will sign the confirmation letters. Pursuant to the Articles of Association, the Company is required to give notice of the shareholders’ meeting to shareholders in writing 45 days in advance and send a circular to shareholders. Pursuant to Rule 13.51(2) of the Listing Rules, the list, resume and emoluments of the candidates for directorship must be set out in the circular to shareholders to facilitate voting by shareholders. The new Directors must be approved by more than half of the total voting shares held by the shareholders present in person or by proxy in the shareholders’ general meeting.

As at the end of the reporting period, the Company has not established a nomination committee.

(10) Audit Committee

After change of Board of Directors, the Audit Committee of the Company comprises two independent non-executive Directors, Mr Lin Boqiang as the chairman, Mr Zhang Biyi as a member, and a non-executive director, Mr Liu Yuezhen as a member.

Under the Rules of Procedures of the Audit Committee of the Company, the chairman of the committee must be an independent non-executive Director and all resolutions of the committee shall be approved by the independent non-executive Directors. The major responsibilities of the Audit Committee of the Company are: reviewing and ensuring the completeness of annual reports, interim reports and quarterly reports, if any, and related financial statements and accounts, and reviewing any material opinion contained in the aforesaid statements and reports in respect of financial reporting; reporting to the Board of Directors in writing on the financial reports of the Company (including annual reports, interim reports and quarterly reports) and related information; reviewing and supervising the work conducted by the internal audit department in accordance with the applicable PRC and international rules; monitoring the financial reporting system and internal control procedures of the Company, as well as checking and assessing matters relating to, among others, the financial operations, internal control and risk management of the Company; reviewing and supervising the engagement of external auditors and their performance; receiving, keeping and dealing with complaints or anonymous reports regarding accounting, internal accounting control or audit matters and ensuring the confidentiality of such complaints or reports; liaising with the Board of Directors, the senior management and external accountants on a regular basis; meeting with external accountants and the Company’s own legal counsel at least once a year; and reporting regularly to the Board of Directors in respect of any significant matters which may affect the financial position and business operations of the Company and in respect of the self-evaluation of the committee on the performance of their duties.

056

2014 ANNUAL REPORT         CORPORATE GOVERNANCE

During the reporting period, the Audit Committee held six regular meetings. Two of the meetings of the Audit Committee were held by way of written resolution.

The opinions of the Audit Committee will be presented to the Board of Directors and acted upon (where appropriate). The new Audit Committee has attend four meetings. Members of the Audit Committee and their attendance rate at meetings are as follows:

Position	Name	Number of Required Meetings	Attendance in Person (times)	Attendance by Proxy (times)	Note
Chairman	Lin Boqiang	4	3	1
Member	Zhang Biyi	1	1	0
Member	Liu Yuezhen	4	4	0

The followings are the work of the Audit Committee during the reporting period:

The Audit Committee considered the annual financial report of the Company for 2013, the profit distribution proposal for 2013, the report on the Company’s continuing connected transactions in 2013, the Audit Work Report, Working Report on Internal Control and the resolution on the engagement of the Company’s domestic and overseas auditors for 2014. The Audit Committee considered the report of KPMG addressed to it and formed a written opinion in respect of the Company’s financial report for 2013; the Written Opinion of the Audit Committee on the draft Profit Distribution Plan for 2013; the Written Opinion of the Audit Committee on the Interim Financial Report for 2014; and the Written Opinion of the Audit Committee on the Interim Profit Distribution Plan for 2014 and the Audit Opinion of the First Quarterly Report and the Third Quarterly Report of the Company.

(11) Corporate Governance Responsibilities

The corporate governance responsibilities of the Company shall be undertaken by the Board of Directors. In 2014, the Board’s performance of the corporate governance responsibilities as set forth in Code D.3.1 of Appendix 14 of the Listing Rules is as follows:

For developing and reviewing the policies and practice on corporate governance: In order to keep improving its corporate governance and the scientific composition of the Board, the Company refined the content of its website in accordance with the latest revision of the regulatory rules and, in accordance with the requirements of the Hong Kong Stock Exchange, published details of the corporate governance system, including those involving the procedure for nomination of directors contained in the articles of association on the Shanghai Stock Exchange’s website and the Hong Kong Stock Exchange’s website;

For reviewing and monitoring the training and continuous professional development of directors and senior management: The Company strictly complied with the Guidelines on Works Relating to the Training of Senior Management of Listed Companies and the relevant detailed implementing rules promulgated by China Securities Regulatory Commission (Zheng Jian Gong Si Zi [2005] No. 147) as well as the relevant provisions of the Listing Rules. Additionally, specific provisions were inserted into the section titled “Composition of the Board of Directors” in the Rules of Procedure for the Board of Directors. In 2014, the Board reviewed and monitored the implementation of the relevant systems and also took the initiative to organise training for its directors, supervisors and senior managerial personnel and required their participation;

057

CORPORATE GOVERNANCE

For reviewing and monitoring the policies and practices in connection with the compliance with legal and regulatory requirements: Upon consideration of the reports given by its subordinated committees and functional departments, the Board reviewed and monitored the Company’s policies and practices in connection with compliance with legal and regulatory requirements, including but not limited to industry regulation, policies on taxes and fees, overseas regulation, legal proceedings together with other aspects;

For developing, reviewing and monitoring the code of conduct and compliance manual applicable to employees and directors: Relevant information on corporate governance, mechanisms for assessment of performance and performance incentives and restrictions of the Company, information disclosure and transparency, the relationship between CNPC and the Company, performance of duty by independent non-executive Directors, professional and ethical code for senior management personnel, code of conduct for staff and workers, and significant differences on corporate governance structure pursuant to the requirements under section 303A.11 of the New York Stock Exchange Listed Company Manual can be found on the Company’s website (www.petrochina.com.cn). You may access to such information by following these steps:

1. From our main web page, click “Investor Relations”;

2. Next, click “Corporate Governance Structure”;

3. Finally, click on the information you are looking for.

The Board of Directors will review such regulations in accordance with the relevant regulatory requirements and the actual circumstances of the Company on an annual basis.

(12) Shareholders and Shareholders’ General Meetings

For details of shareholders and shareholder’s general meetings, please refer to the section entitled “Shareholders’ Rights and Shareholders’ Meetings” in this annual report.

(13) Supervisors and the Supervisory Committee

The Supervisory Committee of the Company now comprises 9 members, including 5 Supervisors representing shareholders (including 1 chairman of the Supervisory Committee) and 4 Supervisors representing employees. The Supervisory Committee of the Company reports to the shareholder’s general meeting and exercise following twelve functions: to review and propose written review opinion on the regular reports of the Company drafted by the Board of Directors; to review the financials of the Company; to supervise the conducts of the Directors, Chairman, senior vice president, vice president, chief financial officer and other senior management officers carrying out Company duties, and to propose removal suggestions of the aforesaid officers if they violate laws, administrative regulations, the Articles of Association or resolutions of the shareholders’ general meetings; to ask the Directors, Chairman, senior vice president, vice president, chief financial officer and other senior management officers to rectify if their conducts violate the interest of the Company; to verify the financial materials including financial reports, operation reports and profit distribution plan to be proposed by the Board of Directors to the shareholders’ general meeting, and appoint Certified Public Accountants and practicing auditors to review in the name of the Company; to propose extraordinary shareholders’ meeting and to call and host shareholders’ general meetings when the Directors fail to perform their duty under the Company Law to call and host shareholders’ general meetings; to make proposals for the shareholders’ general meetings; to represent the Company to negotiate with Directors or to bring litigation claims against the Directors, Chairman, senior vice president, vice president, chief financial officer in accordance with Article 152 of the Company Law; to conduct investigation in the event of abnormal operation of the Company; to conduct annual audit of external auditors regarding its performance together with Audit Committee of the Board of Directors and to make suggestions regarding engagement, renewal of engagement and dismissal of external audits and its audit service fees to the shareholders’ general meetings; to supervise the compliance of the connected transactions. During the reporting period, the Supervisory Committee conducted 5 meetings, including 3 on-site meetings and 2 meetings by circulation of written notice, conducted review of the 2013 annual report, the First Quarterly Report, Interim Report, the Third Quarterly Report of the Company and the election of the chairman of the Supervisory Committee; attended 5 meetings of the Board of Directors, issued 5 opinions of the Supervisory Committee; attended the shareholders’ general meetings twice and proposed 4 proposals to the shareholders’ general meetings.

058

2014 ANNUAL REPORT         CORPORATE GOVERNANCE

In summary, the Supervisory Committee of the Company discharged its duties conscientiously in accordance with the Articles of Association, including conducting Supervisory Committee meetings, attended all Board meetings and persistently reported their work to the shareholders’ general meeting, and submitted the Supervisory Committee Report and related resolutions. In line with the spirit of accountability to all shareholders, the Supervisory Committee monitored the financial affairs of the Company and the performance of duties and responsibilities by the Directors, President and other senior management personnel of the Company to ensure that they have performed their duties in compliance with applicable laws and regulations. The Supervisory Committee has made constructive comments and recommendations to major matters of the Company including production, operation and investment projects.

(14) Directors’ Responsibility in Preparing Financial Statements

The Directors are charged with the responsibility to audit the financial statements in each financial year with support from the accounting departments, and to ensure that the relevant accounting practices and policies are observed and IFRS and CAS are complied with in the compilation of such financial statements in order to report the financial position of the Company in a factual and unbiased manner.

(15) Going Concern

The Directors, having made appropriate enquiries, consider that the Company has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.

(16) Remuneration of the Auditors

For information relating to the remuneration received by the auditors for their auditing services to the Company, please refer to the section of “Significant Events” for the part entitled “Engagement and disengagement of firm of accountants”.

059

SHAREHOLDERS’ RIGHTS AND SHAREHOLDERS’ MEETINGS

SHAREHOLDERS’ RIGHTS AND

SHAREHOLDERS’ MEETINGS

1. Shareholders’ rights

(1) Shareholders’ procedures to propose to convene an extraordinary general meeting

To ensure that all shareholders of the Company enjoy equal rights and exercise their rights effectively, the Articles of Association of the Company provides that an extraordinary general meeting or class meeting may be called upon by shareholders according to the following procedures: one or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/are entitled to request the Board of Directors to convene an extraordinary general meeting or class meeting in writing. The Board of Directors shall, within 10 days upon receipt of the request, make available their written comments on their agreeing or disagreeing with the convening of such extraordinary general meeting or class meeting.

If the Board of Directors agrees to convene such extraordinary general meeting or class meeting, it shall, within 5 days upon passing Board resolution on the same, serve a notice of the meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Board of Directors disagrees to convene such extraordinary general meeting or class meeting, or fails to respond within 10 days upon receipt of the request, the individual or the shareholders holding in aggregate 10% or above of the shares of the Company with voting rights is/ are entitled to recommend in writing to the Supervisory Committee to convene such extraordinary general meeting or class meeting.

If the Supervisory Committee agrees to convene such extraordinary general meeting or class meeting, it shall, within 5 days upon receipt of such request, serve a notice of meeting. Consent of the relevant shareholder(s) shall be sought for any variation to the original request.

If the Supervisory Committee fails to serve the notice of shareholders’ meeting within the period as provided, it shall be deemed as the Supervisory Committee not convening and presiding over the meeting. One or more shareholders holding in aggregate 10% or above of the shares of the Company with voting rights for 90 consecutive days or above is/ are entitled to convene and preside over such meeting on its/their own.

(2) Procedures for putting resolutions to a general meeting

Pursuant to the Articles of Association in respect of convening an annual general meeting, any shareholder(s) holding 3% or above of the total number of shares of the Company with voting rights may put forward any provisional resolution(s) in writing to the convenor 10 days prior to the general meeting. The convenor shall, within 2 days upon receipt of the proposed resolution(s), serve a supplemental notice of general meeting, announcing the contents of such proposed resolution(s). The contents of any such proposed resolutions(s) shall fall within the purview of the general meeting, with clear and definite issues for consideration and substantive matters for resolution and in compliance with laws, administrative rules and the Articles of Association.

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2014 ANNUAL REPORT	SHAREHOLDERS’ RIGHTS AND SHAREHOLDERS’ MEETINGS

(3) Procedures for enquiries of shareholders made with the Board of Directors

Any shareholder may make any written enquiry with the Board of Directors at any time. The administrative measures of the Company in respect of management of investors’ relations provide for clear and definite procedures for enquiries. Definite guidelines in respect of contact details are also set out in the annual report of the Company and the investors section on the website of the Company.

A question-and-answer session is in place in any general meeting of the Company. Questions from any shareholder will be answered by Chairman, President and independent Directors or any intermediary. Forms for written questions are available to any shareholders who are not able to ask any questions due to time limitation. Such written questions will be answered in detail by the investors’ relations department of the Company. Some other shareholders also make more frequent use of the mailbox of the Secretary to the Board which is available to the public on the website. Issues of concern to shareholders are answered by the Company in a prompt manner.

2. Shareholders’ meetings

The Company convenes shareholders’ general meetings every year pursuant to its Articles of Association. The annual general meeting for 2013 was held on May 22, 2014 at Oriental Bay International Hotel, Beijing. Eight ordinary resolutions were passed and approved at the meeting by more than half of the votes, which covered the 2013 Directors’ Report, 2013 Report of the Supervisory Committee, 2013 Financial Statements, 2013 Profit Distribution Plan, resolution of Authorisation to the Board of Directors to decide on 2014

Interim Profit Distribution Plan, resolution of employment of domestic and international accounting firms of the Company for 2014 and authorization for the Board of Directors to decide on their remuneration, resolution of re-election of Directors, and resolution of re-election of Supervisors. One special resolution was passed and approved at the meeting by more than two thirds of the votes, which was resolution granting general mandate to the Board of Directors to issue shares of the Company. The independent Directors of the Company did not make any proposals at the general meeting.

The resolutions passed at the above annual general meeting, together with relevant details, have been set out in the announcements published on the websites of the HKSE and Shanghai Stock Exchange on May 22 and 23, 2014.

On October 29, 2014, the Company held the 2014 First Extraordinary General Meeting at Oriental Bay International Hotel, Beijing. Voting was taken in the combined way of on-site voting and online voting at the meeting and three ordinary resolutions were passed and approved by more than half of the votes, which covered the Resolution of Matters Related to Application for Revising the Caps for the Continuing Connected Transactions of the Company with CNPC and Jointly-held Companies, the election of Mr. Zhang Biyi as an independent non-executive Director of the Company and the election of Mr. Jiang Lifu as a Supervisor of the Company.

The resolutions passed at the above extraordinary general meeting, together with relevant details, have been set out in the announcements published on the websites of the HKSE and Shanghai Stock Exchange on October 29 and 30, 2014.

061

DIRECTORS’ REPORT

DIRECTORS’ REPORT

The Board of Directors of the Company is pleased to present its directors’ report for perusal.

1. Review of results of operations and the business prospect of the Company during the reporting period

Please refer to the sections headed “Business Operating Review”, “Management’s Discussion and Analysis of Financial Position and Results of Operations” and “Chairman’s Report” in this annual report.

2. Risk Factors

In its course of production and operation, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.

(1) Industry Regulations and Tax Policies Risk

The PRC government exercises supervision and regulation over the domestic oil and natural gas industry. These regulatory measures include the obtaining of exploration and production licences, the payment of industry-specific taxes and levies, and the implementation of environmental policies and safety standards. They affect the Group’s operating activities. Any future changes in the PRC governmental policies in respect of the oil and natural gas industry may also affect the Group’s business operations.

Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC government has been actively implementing taxation reforms, which may lead to future changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group.

(2) Price Fluctuations of Crude Oil and Refined Products Risk

The Group is engaged in a wide range of oil and gas products-related activities and part of its oil and gas products demands are met through external purchases in international market. The prices of crude oil, refined products and natural gas in the international market are affected by various factors such as changes in global and regional politics and economy, demand and supply of oil and gas, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined by reference to international price of crude oil and the prices of domestic refined products are adjusted by PRC government to reflect the price changes in international crude oil market. Domestic natural gas prices are prescribed by PRC government.

(3) Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi in the PRC, but it keeps certain foreign currencies to pay for the imported crude oil, equipment and other raw materials as well as to repay financial liabilities denominated in foreign currencies. Currently, the PRC government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies may vary significantly from the current exchange rates, which in turn would affect the operating results and financial position of the Group.

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2014 ANNUAL REPORT         DIRECTORS’ REPORT

(4) Market Competition Risk

The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the gradual opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The Group has been in a leading position in the exploration and production business and natural gas and pipeline business in China, but the Group is facing relatively keen competition in refining, chemicals and marketing of refined products businesses.

(5) Uncertainty of the Oil and Gas Reserves Risk

According to industry characteristics and international practices, both the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent.

(6) Overseas Operations Risk

As the Group operates in a number of countries around the world, it is subject to the influences of different political, legal and regulatory factors prevailing in the countries of operation, including countries which are not very stable and are greatly different from developed countries in certain material aspects.

The risks involved principally include instability as to political environment, taxation policies and regulatory requirements, as well as import and export restrictions.

(7) Risk Relating to Climate Change

The oil industry has been facing ever increasing challenges posed by global climate change. A number of international, domestic and regional agreements restricting greenhouse gas emission have been signed and become effective. If China or other countries in which the Company operates take more stringent measures to reduce greenhouse gas emission, the revenue and profits earned by the Group may reduce as a result of substantial capital expenditures and taxation expenditures and increases in operating costs incurred and even the strategic investments of the Group may be subject to the unfavourable impact posed by the related laws, regulations and regulatory requirements.

(8) Hidden Hazards and Force Majeure Risk

Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous event such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. With the expansion in the scale and area of operations, the hazard risks faced by the Group also increase accordingly. Further, new regulations promulgated by the State in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. The Group has adopted strict implementation of laws and regulations of the State, and invests funds timely to effectively control the major safety and environmental hazards found. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to properties and personnel of the Group, and may affect the normal operations of the Group.

063

DIRECTORS’ REPORT

3. Contingent Liabilities

(1) Bank and other guarantees

As at December 31, 2014, the Group has no contingent liability arising from guarantees provided.

(2) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas business. Under existing legislation, however, management of the Group believes that there are no probable environmental liabilities, except for the amounts which have already been reflected in the consolidated financial statements, that will have a material adverse effect on the financial position of the Group.

(3) Legal contingencies

The management of the Group believes that any liabilities resulting from insignificant lawsuits as well as other proceedings arising in ordinary course of business of the Group will not have a material adverse effect on the financial position of the Group.

(4) Group insurance

The Group carries limited insurance coverage for vehicles and certain assets subject to significant operating risks, in addition to third-party liability insurance against claims relating to personal injury, property and environmental damages arising from accidents and employer’s liability insurance. The effect of non-coverage on future incidents on the Company’s liability cannot be reasonably assessed at present.

4. Projects not funded by proceeds from fund raising

				Unit: RMB million
Name of project	Total project amount	Cumulative investment	Progress of project	Project return

Second West-East Gas Pipeline	142,243	107,310	Construction of stations and sites	Evaluations show that the projects meet the Company’s return benchmarks. Actual return of the project to be confirmed only upon commissioning.

5. Operations of the Board of Directors

(1) The convening of Board meetings and the issues resolved

During the reporting period, the Board of Directors convened 6 regular Board meetings and 5 extraordinary Board meetings, and passed 30 resolutions.

a. On March 19, 2014, the Company held the twelfth meeting of the Fifth Session of the Board of Directors, during which 10 resolutions were passed as follows:

•	The resolution on the Company’s 2013 President Work Report

064

2014 ANNUAL REPORT         DIRECTORS’ REPORT

•	The resolution on the financial statements for year 2013

•	The resolution on the draft profit distribution plan for 2013

•	The resolution on the 2013 annual report and results announcement

•	The resolution on the assessment of the results of operations by the President for 2013 and the formulation of the performance contract for 2014

•	The resolution on the proposal to request the Company’s general meeting to authorise the Board of Directors to determine the distribution of the Company’s interim profits for 2014

•	The resolution on the proposal to request the Company’s general meeting to grant the general mandate for the Board of Directors to issue shares of the Company

•	The resolution on the Working Report on internal control of the Company for 2013

•	The resolution on the sustainability report of the Company for 2013

•	The resolution on convening of the annual general meeting of the Company for 2013

b. On May 22, 2014, the Company held the first meeting of the Sixth Session of the Board of Directors, during which 2 resolutions were passed as follows:

•	The resolution on election of Chairman and Vice-Chairmen of the Company
•	The resolution on adjustments to the members of the special committee of the Board of Directors

c. On July 2, 2014, the Company held the second meeting of the Sixth Session of the Board of Directors, during which the Company heard the Special Report on Assessment of Reserves of the Company for 2013 and the Audit Opinion of the Audit Committee of the Board of Directors.

d. On August 27 and August 28, 2014, the Company held the third meeting of the Sixth Session of the Board of Directors, during which 7 resolutions were passed as follows:

•	The resolution on the interim financial statement of 2014

•	The resolution on the Company’s interim profit distribution plan for 2014

•	The resolution on the 2014 interim report and 2014 interim results announcement of the Company

•	The resolution on the establishment of independent board committee and employment of independent financial advisor with respect to revising of the caps for the continuing connected transactions

•	The resolution on Matters Related to Application for Revising the Caps for the Continuing Connected Transactions of the Company with CNPC and Jointly-held Companies

•	The resolution on the nomination and election of independent Directors

•	The resolution on the holding the extraordinary general meeting for 2014

065

DIRECTORS’ REPORT

e. On November 25, 2014, the Company held the fourth meeting of the Sixth Session of the Board of Directors, during which 3 resolutions were passed as follows:

•	The resolution on the Company’s business development and investment plan for 2015

•	The resolution on the Company’s budget for 2015

•	The resolution on the matters related to the restructuring of the Xinjiang sales branch into a limited liability company and introduction of external investors

f. The first Extraordinary Meeting of the Board of Directors for 2014 was held on February 17, 2014 by way of circulation of written resolution, during which the resolution on the appointment of Mr Wu Enlai and Mr Mao Zefeng as Joint Company Secretaries was passed.

g. The second Extraordinary Meeting of the Board of Directors for 2014 was held on April 24, 2014 by way of circulation of written resolution, during which 2 resolutions were passed as follows:

•	The resolution on the First Quarterly Report of the Company for 2014

•	The resolution on the 20-F annual report of the Company for 2013

h. The third Extraordinary Meeting of the Board of Directors was held on May 12, 2014 by way of circulation of written resolution, during which the resolution on the establishment of PetroChina Eastern Pipelines Company Limited and Matters Related to Transfer of Equity was passed.

i. The fourth Extraordinary Meeting of the Board of Directors for 2014 was held on June 23, 2014 by way of circulation of written resolution, during which 2 resolutions were passed as follows:

•	The resolution on the appointment of the Vice President nominated by the President

•	The resolution on the change of the authorized representative of the Company

j. The fifth Extraordinary Meeting of the Board of Directors for 2014 was held on October 29, 2014 by way of circulation of written resolution, during which 2 resolution were passed as follows:

•	The resolution on the Third Quarterly Report of the Company for 2014

•	The resolution on the application by PetroChina Fuel Oil Company Limited for conducting asphalt futures business and crude oil futures bonded delivery warehouse business

066

2014 ANNUAL REPORT         DIRECTORS’ REPORT

(2) Members of the Board of Directors and attendance rate of Directors

Position	Name	Number of Required Meetings	Attendance in person (times)	Attendance by proxy (times)
Chairman	Zhou Jiping	10	9	1
Vice Chairman	Liao Yongyuan(1)	10	9	1

Vice Chairman, Executive Director	Wang Dongjin	10	10	0
Non-executive Director	Yu Baocai	10	9	1
Non-executive Director	Shen Diancheng	8	7	1
Non-executive Director	Liu Yuezhen	8	8	0
Executive Director	Liu Hongbin	8	7	1
Independent Non-executive Director	Chen Zhiwu	10	8	2
Independent Non-executive Director	Richard H. Matzke	8	8	0
Independent Non-executive Director	Lin Boqiang	8	7	1
Independent Non-executive Director	Zhang Biyi	1	1	0

Notes: (1)	Mr. Liao Yongyuan has tendered his resignation to the Board on March 17, 2015 and resigned from all his positions in the Company, including non-executive Director and Vice Chairman, with immediate effect.

(3) Attendance of Directors at General Meetings

Position	Name	Number of Required Meetings	Attendance in Person (times)	Absence (times)
Chairman	Zhou Jiping	2	2	0
Vice Chairman	Liao Yongyuan(1)	2	2	0
Vice Chairman, Executive Director	Wang Dongjin	2	2	0
Non-executive Director	Yu Baocai	2	1	1
Non-executive Director	Shen Diancheng	1	1	0
Non-executive Director	Liu Yuezhen	1	1	0
Executive Director	Liu Hongbin	1	1	0
Independent Non-Executive Director	Chen Zhiwu	2	0	2
Independent Non-Executive Director	Richard H. Matzke	1	0	1
Independent Non-Executive Director	Lin Boqiang	1	0	1
Independent Non-Executive Director	Zhang Biyi	0	0	0

Notes: (1)	Mr. Liao Yongyuan has tendered his resignation to the Board on March 17, 2015 and resigned from all his positions in the Company, including non-executive Director and Vice Chairman, with immediate effect.

067

DIRECTORS’ REPORT

(4) The implementation of AGM resolutions by the Board of Directors

All members of the Board of Directors have conscientiously and tirelessly performed their duties, implemented the resolutions passed at the AGM and accomplished all tasks as authorized by the AGM according to the relevant laws, regulations and rules of the respective jurisdictions where Company’s shares are listed and the provisions as set out in the Company’s Articles of Association.

(5) Work of the special committees of the Board of Directors

a. Audit Committee

During the reporting period, the Audit Committee held six regular meetings of which two meetings were held by way circulation of written resolution.

On March 18, 2014, for the twelfth meeting of the Fifth Session of the Board of Directors, the Audit Committee reviewed the Company’s Financial Statements for 2013, the Company’s Profit Distribution Plan for 2013, Resolution on the Report on the Company’s Continuing Connected Transactions in 2013, the Company’s Audit Work Report, Working Report on Internal Control, KPMG’ Report to the Audit Committee of the Board of Directors, Resolution on the Employment of Company’s Domestic and International Accounting Firms for 2014, heard the Explanation Regarding Certain Former Senior Management Officers of the Company being subject to Investigation and issued the Audit Opinion of the Audit Committee of the Board of Directors on the Financial Statements for 2013 and the Audit Opinion of the Audit Committee of the Board of Directors on the draft Profit Distribution Plan for 2013, and Audit Opinion of the Audit Committee of the Board of Directors in respect of the Working Report on Internal Control.

On July 1, 2014, for the second meeting of the Sixth Session of the Board of Directors, the Audit Committee reviewed the Working Report on Internal Control, the Company’s Audit Work Report, KPMG’s Report to the Audit Committee of the Board of Directors and issued the Audit Opinion of the Audit Committee of the Board of Directors.

On August 22, 2014, for the third meeting of the Sixth Session of the Board of Directors, the Audit Committee reviewed the Interim Financial Report of the Company for 2014, the Interim Profit Distribution Plan of the Company for 2014, the Resolution of Matters Related to Application for Revising the Caps for the Continuing Connected Transactions of the Company with CNPC and Jointly-held Companies, the Report on the Continuing Connected Transactions for the First Half of 2014, the Working Report on Internal Control, the Company’s Audit Work Report, KPMG’s Report to the Audit Committee of the Company and the Proposal on the Payment of 2014 Audit Fee to KPMG, and issued the Audit Opinion of the Audit Committee of the Board of Directors in respect of the Company’s Interim Financial Report for 2014 and the Audit Opinion of the Audit Committee of the Board of Directors on the Draft Interim Profit Distribution Plan of 2014 and the Opinion on Matters Related to the Continuing Connected Transactions of the Company with CNPC and Jointly-held Companies.

On November 24, 2014, for the fourth meeting of the Sixth Session of the Board of Directors, the Audit Committee reviewed the Working Report on Internal Control, the Company’s Audit Work Report, KPMG’s Report to the Audit Committee of the Company and issued the Audit Opinion of the Audit Committee of the Board of Directors.

On April 24, 2014, for the Extraordinary Meeting of Fifth Session of the Board of Directors, the Audit Committee reviewed and passed the First Quarterly Report for 2014 by way of written resolution, and issued an audit opinion.

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2014 ANNUAL REPORT         DIRECTORS’ REPORT

On October 29, 2014, for the Extraordinary Meeting of Sixth Session of the Board of Directors, the Audit Committee reviewed and passed the Third Quarterly Report for 2014 by way of written resolution, and issued an audit opinion.

b. Investment and Development Committee

On November 15, 2014, for the fourth meeting of the Sixth Session of the Board of Directors, the Investment and Development Committee reviewed the Resolution on the Company’s Business Development and Investment Plan for 2015 and issued the Opinion of the Investment and Development Committee of the Board of Directors on the Company’s Business Development and Investment Plan for 2015.

c. Examination and Remuneration Committee

On March 14, 2014, for the twelfth meeting of the Fifth Session of the Board of Directors, the Examination and Remuneration Committee reviewed the Report on Assessment of the Results of Operations by the President for 2013 and the Formulation of the Performance Contract for 2014 and issued the Opinion of the Examination and Remuneration Committee of the Board of Directors on the

Report on Assessment of the Results of Operations by the President for 2013 and the Formulation of the Performance Contract for 2014.

d. Health, Safety and Environment Committee

On March 10, 2014, for the twelfth meeting of the Fifth Session of the Board of Directors, the Health, Safety and Environment Committee reviewed the Company’s Health, Safety and Environment Work Report for 2013 and issued the Opinion of the Health, Safety and Environment Committee of the Board of Directors on the Company’s Health, Safety and Environment Work Report.

During the reporting period, for the attendance of the Audit Committee meetings, reference can be made to the “Audit Committee” section under the Corporate Governance Section of this Annual Report. Save for Mr Liu Hongru who was absent from the Examination and Remuneration Committee meeting held on March 14, 2014, all members of the Investment and Development Committee, Examination and Remuneration Committee and Health, Safety and Environment Committee attended all meetings as convened by these special committees.

6. Profit Distribution for the Recent Three Years

Unit: RMB million
Year	Amount of dividends in cash (including tax)	Net profit in respect of the year declaring dividends*	Percentage of dividends to net profit (%)
2012	51,897	115,326	45.0
2013	58,320	129,599	45.0
2014	48,228	107,172	45.0

*	Net profit was the net profit attributable to owners of the Company in accordance with IFRS in respect of the year.

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DIRECTORS’ REPORT

The Formulation and Implementation of the Company’s Cash Dividend Distribution Policy

The Company has adopted a stable dividend distribution policy in a strict compliance with its relevant commitments in its H share prospectus since its listing in 2000. At present, the Company has distributed its dividend to shareholders based on 40%-50% of its net profits for a year. The Company’s stable and active dividend distribution policy has received a warm welcome from its shareholders which fully protects the interests of its minority shareholders. The independent Directors have carefully and diligently performed their duties and played their due roles.

To protect the interests of minority shareholders, the Articles of Association defined the cash dividend payout ratio shall be no less than 30% of the net profit attributable to the parent company for that year. The Company’s dividend will be distributed twice a year and final dividend will be determined at the shareholders’ meeting by ordinary resolutions whereas its interim dividend can be determined by the Board of Directors authorised by the shareholders’ meeting through ordinary resolutions. The Company is in a strict compliance with all relevant provisions under the Articles of Association and regulatory requirements over the years for its decision-making on dividend distribution.

The Company strives to achieve an outstanding operating result in order to create a good return for its shareholders.

7. Distribution Plan for the Final Dividend for 2014

The Board recommends a final dividend of RMB0.09601 per share (inclusive of applicable tax) for 2014, which is based on 45% of the net profit of the Group for the twelve months ended December 31, 2014 after deducting the interim dividend for 2014 paid respectively on September 19, 2014 (in respect of A shares) and on September 29, 2014 (in respect of H shares). The proposed final dividend is subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 27, 2015. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on June 9, 2015. The register of members of H shares will be closed from June 4, 2015 to June 9, 2015 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on June 3, 2015. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of June 9, 2015 are eligible for the final dividend. The final dividend of A shares and H shares for 2014 will be paid on or about June 10, 2015 and July 16, 2015, respectively.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited and relevant laws, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on May 27, 2015. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof.

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2014 ANNUAL REPORT         DIRECTORS’ REPORT

According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to nonresident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what will be registered on the Company’s H share register of members on June 9, 2015.

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for its individual H shareholders (“Individual H Shareholders”) and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for personal income tax rates in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No.124) . For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for personal income tax in respect of dividend of 20% and other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 9, 2015 and will accordingly withhold and pay the individual income tax. If the country of domicile of an Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., June 3, 2015 (address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Individual H Shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the Individual H Shareholder based on the recorded Registered Address on June 9, 2015.

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DIRECTORS’ REPORT

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Circular on the Tax Policies concerning the Pilot Program of the Shanghai and Hongkong Stock Market Trading Interconnection Mechanism , which became effective on November 17, 2014, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will levy tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of the investors under the Northbound Trading Link and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

8. Five-Years Financial Summary

For the summary of the results and of the assets and liabilities of the Group for the last five financial years, please read the sub-section “Key Financial Data Prepared under IFRS” under the section “Summary of Financial Data and Financial Indicators”.

9. Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at December 31, 2014 are set out in Note 28 to the financial statements prepared in accordance with IFRS in this annual report.

10. Interest Capitalisation

Interest capitalised by the Group for the year ended December 31, 2014 was RMB3,349 million.

11. Fixed Assets

Changes to the fixed assets of the Company and the Group during the year are summarised in Note 16 to the financial statements prepared in accordance with IFRS in this annual report.

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2014 ANNUAL REPORT         DIRECTORS’ REPORT

12. Land Value Appreciation Tax

No land value appreciation tax was payable by the Group during the year.

13. Reserves

Details of changes to the reserves of the Company and the Group for the year ended December 31, 2014 are set out in Note 30 to the financial statements prepared in accordance with IFRS in this annual report.

14. Distributable Reserves

As at December 31, 2014, the reserves of the Company that can be distributed as dividends were RMB608,423 million.

15. Management Contract

During the year, the Company did not enter into any management contracts concerning the management or administration of its overall business or any of its material business, nor did any such management contract exist.

16. Major Suppliers and Customers

The aggregate purchase attributable to the five largest suppliers of the Group accounted for approximately 30% of the Group’s total purchase in 2014.

The aggregate revenue derived from the major customers is set out in Note 36 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate revenue derived from the five largest customers accounted for approximately 13% of the Group’s total sales.

Save as disclosed above, none of the Directors, Supervisors and their associates or any shareholder (who to the knowledge of the Directors was holding 5% or more of the Company’s share capital) had any interest in any of the above-mentioned suppliers and customers.

17. Repurchase, Sale or Redemption of Securities

The Group did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2014.

18. Trust Deposits and Irrecoverable Overdue Time Deposits

As at December 31, 2014, the Company did not have trust deposits or irrecoverable overdue time deposits.

19. Pre-emptive Rights

There is no provision regarding pre-emptive rights under the Articles of Association or the PRC laws.

20. Sufficiency of Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the reporting period.

21. Performance of Social Responsibilities

The Company actively performed its social responsibilities of preventing and controlling pollution, enhancing ecological protection and maintaining social safety. Details of the performance of social responsibilities by the Company are set forth in the Sustainability Report published on the website of Shanghai Stock Exchange.

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DIRECTORS’ REPORT

22. Technological Innovation

The Company strived to fully implement the State’s technological development policy of “to make innovations independently, achieve breakthroughs for key items, provide support for development and lead the future”. In adherence to the business development approach of “to take the primary operations as the strategic driving force, be oriented with the development targets and make top-level designs”, the Company made endeavours to develop its technological innovation system with the characteristics of “two levels under one entirety” which was focussed on technological breakthroughs, organisation of research efforts, provision of facilitating platforms and the making use of technological achievements. The Company achieved new successes in its independent innovations with a number of new major technological results and also promoted the application of such results. It further enhanced its independent innovation ability and its core competitiveness. The effect of the Company’s innovation efforts as a driving force for development was notable as strong support and leading effect was achieved for the strategic development of the primary operations of the Company.

In 2014, the Company obtained 1,709 Chinese patents and won one Grade 2 prize in the State’s Technological Invention Award. As at December 31, 2014, the Company owned a total of approximately 8,859 patents obtained in China and overseas.

By Order of the Board

Zhou Jiping

Chairman

Beijing, the PRC

March 26, 2015

074

Guo Jinping Chairman of the Supervisory Committee

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

During the year 2014, the Supervisory Committee of the Company has performed and discharged its duties and responsibilities conscientiously in accordance with the relevant provisions of the Company Law of the People’s Republic of China and the Articles of Association of PetroChina Company Limited.

1. Meetings of the Supervisory Committee

The Supervisory Committee held six meetings during the reporting period.

On March 18, 2014, the thirteenth meeting of the Fifth Session of the Supervisory Committee of the Company was convened in Beijing and chaired by Mr. Guo Jinping, the chairman of the Supervisory Committee. At this meeting, the Supervisory Committee reviewed and approved 8 proposals, namely, the Financial Report of 2013, the Draft Profit Distribution Plan of 2013, the Report on Assessment of the Results of Operations by the President’s Work Team for 2013 and the Formulation of President’s Performance Contract for 2014, the Proposal for the Engagement of Overseas and Domestic Accounting Firms of the Company for 2014, the Supervisory Committee’s Report for 2013, the Proposal for the Election of Supervisors of the Company, the Supervisory Committee’s Work Summary for 2013 and Working Plan for 2014, the Sustainable Development Report of the Company for 2013 and the Annual Report of the Company for 2013 and its Summary.

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REPORT OF THE SUPERVISORY COMMITTEE

On April 24, 2014, the fourteenth meeting of the Fifth Session of the Supervisory Committee was convened by way of written resolution. The First Quarterly Report of 2014 was reviewed and approved at the meeting.

On May 22, 2014, the first meeting of the Sixth Session of the Supervisory Committee of the Company was convened in Beijing. The meeting reviewed and approved the Proposal of Electing the Chairman of the Sixth Session of the Supervisory Committee of the Board. Mr. Guo Jinping was elected as the chairman of the new session of the Supervisory Committee of the Company.

On July 2, 2014, the work discussion meeting for the second half of 2014 was convened in Beijing. The meeting was chaired by the temporary chairman of the Supervisory Committee. The meeting conducted research and made arrangements for the work of the Supervisory Committee for the second half of 2014.

On August 26, 2014, the second meeting of the Sixth Session of the Supervisory Committee was convened in Beijing and chaired by Mr. Guo Jinping, the chairman of the Supervisory Committee. The Interim Financial Statement of 2014, the Interim Profit Distribution Plan of 2014 and the Interim Report of 2014 and its Summary were reviewed and approved at the meeting.

On October 29, 2014, the third meeting of the Sixth Session of the Supervisory Committee was convened by way of written resolution. The Third Quarterly Report of 2014 was reviewed and approved at the meeting.

2. Supervisory Committee’s presence at other meetings and performance of other works

On May 22, 2014 and October 29, 2014, the Supervisory Committee attended the annual general meeting for the year 2013 and the 2014 extraordinary shareholders’ meeting of the Company and submitted the Supervisory Committee’s Report for 2013, the Proposal for Engagement of Overseas and Domestic Accounting Firms for the Company for 2014 and Authorization to the Board to Determine the Remuneration, the Proposal of Change of Session of the Supervisory Committee, and the Proposal for the Election of Supervisors of the Company, which were approved at the annual general meeting.

The Supervisory Committee attended 5 meetings of the Board of Directors as non-voting attendee and heard the Board’s review of the proposals in relation to the Annual Report of 2013 and the Interim Report of 2014 and their summaries, profit distribution, budget, investment plan, connected transactions and the President’s Working Report. The Supervisory Committee presented five opinions to the Board in respect of, inter alia, its review of the financial statements of the Company, profit distribution plan (draft plan), and the performance assessment of the President’s Work Team.

The Supervisory Committee conducted 2 supervisory hearings, received 18 relevant reports submitted by, inter alia, the Chief Financial Officer, the Finance Department, the Internal Control and Risk Management Department, the Audit Department, PricewaterhouseCoopers, KPMG, the Human Resources Department, the Supervisory Department and the Office of Supervisory Committee. The Supervisory Committee reviewed and issued relevant opinions on, inter alia, the Company’s financial affairs, profit distribution, connected transactions and assessment of the performance results of the President’s Work Team.

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2014 ANNUAL REPORT         REPORT OF THE SUPERVISORY COMMITTEE

The Supervisory Committee completed 2 random financial auditing investigations, performed auditing on 8 departments, prepared a total of 10 investigation reports and general reports and put forward 49 recommendations.

Further, the Supervisory Committee carried out the following work:

Firstly, the supervisors’ duty-performing system was improved. The Administrative Measures for the Performance of Duties by the Supervisors of the Company (for trial implementation) was formulated to bring the supervisory role of the Supervisory Committee into full use, reinforce the supervisors’ performance of their duties, and further the standardized operation of the Supervisory Committee. The Measures contain clear provisions on the contents, requirements and appraisal of performance by supervisors of their duties and provide important guidance on the due performance of supervisory duties.

Secondly, research was done on special supervisory subjects. It has not only caused an adverse social influence but also raised a new subject for the regulation of the Company that certain former officers of the Company were investigated. To effectively fulfill the supervisory role, the Committee assigned different supervisors (based on their respective work experience and expertise) to do specific research and provide research reports on such issues as tunneling in external transactions, major potential safety and environmental risks associated with customary non-compliance in production, repeated non-compliance despite of repeated investigation and punishment in business operation, tunneling in the joint ventures in up-stream resources, potential safety risks associated with pipelines subject to surface load, improvements to be made in relation to the environmental and safety work of refineries, and prevention of material offences in the field of sales. These rigorous efforts will help put an end once and for all to these issues.

Thirdly, follow-up supervision was reinforced. Issues identified in the two most recent financial samplings by the Supervisory Committee were included in the rectification process of the Company dedicated to the issues discovered in auditing. The Supervisory Committee also supervised the implementation of proposals made by supervisors at the two meetings of the Supervisory Committee held during the year in relation to the risks control, financial management, audit, disciplinary inspection and supervision, investment plans management, business process improvements and operating results appraisal.

Fourthly, professional training was strengthened. To obtain knowledge about the regulatory rules and measures of the jurisdictions where the Company is listed, the Supervisory Committee had the Supervisors attend two training sessions on regulatory polices given by Beijing Securities Regulatory Bureau in 2014 for listed companies within the jurisdiction of Beijing Municipality and two training sessions organized in Hong Kong by the Hong Kong and Macau Research Institute.

3. Supervisory Committee’s opinion on the works of the Company

The Supervisory Committee believed that, in 2014, despite the slow-down of national economic growth, the restructuring of energy resources, the significant oil price drop and other adverse factors, the Company managed to fulfill its major business targets to a quite satisfactory extent by faithfully carrying out the resolutions of the general meeting and the Board’s meetings, pushing forward reforms and innovations effectively, stressing the strategic transformation approach, strengthening business restructuring, which resulted in the domestic production of oil and gas rising to new heights, refineries being operated safely and smoothly, the ability to cope with changes in the sales market of oil and gas being enhanced steadily, and key projects progressing as scheduled in an orderly way, which will bring great development potential for the Company.

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REPORT OF THE SUPERVISORY COMMITTEE

4. Other matters reviewed or concerned by the Supervisory Committee

(1) Opinion of the Supervisory Committee on the lawful operation of the Company

In 2014, the Company firmly and effectively carried out an array of works by conscientiously following the laws and regulations of the State, the regulatory rules stipulated by the listing venues and the Articles of Association of the Company. The rules of procedures for, voting methods applicable to and meeting resolutions adopted at shareholders’ general meetings and board meetings were legally valid and decisions made during the meetings were also well implemented. The Company operated its business in accordance with the law and carried on its operation in compliance with the relevant regulations and maintained a steady overall trend.

(2) Opinion of the Supervisory Committee on inspection of the financial status of the Company

In 2014, the total assets and shareholders’ equity of the Company continued to grow steadily, with a slight increase in the gearing ratio, a decrease in the liabilities-to-assets ratio as compared with the beginning of the year, a significant increase in the free cash flow as compared with the same period of the previous year, which showed that the efforts of the Company to optimize investments, enhance the efficient use of funds and control interest-bearing debts were well repaid.

The annual financial reports of the Company have been prepared in accordance with CAS and IFRS, respectively. The financial reports audited by KPMG Huazhen and KPMG Certified Public Accountants give a true and fair view on the financial position, operating results and cash flows of the Company. The standard unqualified audit reports issued are objective and fair.

(3) Opinion of the Supervisory Committee on the acquisition and disposal of assets by the Company

While transactions in respect of the acquisition and disposal of assets by the Company were generally carried out in compliance with normalized procedures, further emphasis should be placed on the control of risks in the acquisition of assets by the Company.

(4) Opinion of the Supervisory Committee on connected transactions of the Company

The connected transactions of the Company were generally conducted in a regularized manner in compliance with the requirements of Listing Rules. The relevant information has also been disclosed completely. All connected transactions have not exceeded the approved caps.

(5) Opinion of the Supervisory Committee on the operation of the internal control system of the Company and on the self-assessment report on the internal control of the Company

The internal control system of the Company continued to improve and the management test and appraisal were promoted effectively. The internal control information disclosure complied with regulatory requirements. Taken as a whole, the internal controls of the Company kept improving.

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2014 ANNUAL REPORT         REPORT OF THE SUPERVISORY COMMITTEE

(6) Opinion of the Supervisory Committee on the issues under supervision during the reporting period

During the reporting period, the Supervisory Committee was able to supervise matters to be supervised by it in accordance with laws and regulations, which helped regulate the activities of the Company. Meanwhile, given the fact that certain former officers were investigated, the Supervisory Committee will further strengthen its supervision of the performance of duties by the senior management personnel of the Company to ensure the healthy development of the Company.

(7) Opinion of the Supervisory Committee on the Company’s sustainable development

In 2014, the Company faced complicated and severe situations, adherred to the “Quality, effectiveness, and sustainbility” development principle, focused on the development of the main business of oil and gas, adjusted and optimised structure of productes, deepended revolution and innovation, strived to creat more channels and reduce cost to increase profibility, achieved results that are better than expcted, and further strengthed its sustainbility ability. The Supervisory Committee agrees with the Sustainable Report of the Company.

In 2015, the Supervisory Committee will continue to conscientiously perform its duties, and diligently completed a range of tasks in strict compliance with Company Law of the People’s Republic of China, the Articles of Association of PetroChina Company Limited and other relevant regulations.

By Order of the Supervisory Committee

Guo Jinping

Chairman of the Supervisory Committee

Beijing, the PRC

March 26, 2015

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DIRECTORS, SUPERVISORS, SENIOR

MANAGEMENT AND EMPLOYEES

DIRECTORS, SUPERVISORS, SENIOR

MANAGEMENT AND EMPLOYEES

1. Information on the Directors, Supervisors and Senior Management

(1) Directors

Information on the current Directors is set out below:

					Remuneration received from	Whether received	Number of Shares held in the Company
Name	Gender	Age	Position	Term	the Company in 2014 (RMB’000)	remuneration from offices held in CNPC	As at December 31, 2013	As at December 31, 2014
Zhou Jiping	M	62	Chairman	2014.05- 2017.05	—	Yes	0	0
Wang Dongjin	M	52	Vice Chairman/ President	2014.05- 2017.05	1,137	No	0	0
Yu Baocai	M	49	Non-Executive Director	2014.05- 2017.05	—	Yes	0	0
Shen Diancheng	M	55	Non-Executive Director	2014.05- 2017.05	—	Yes	0	0
Liu Yuezhen	M	53	Non-Executive Director	2014.05- 2017.05	—	Yes	0	0
Liu Hongbin	M	51	Executive Director/ Vice President	2014.05- 2017.05	1,001	No	0	0
Chen Zhiwu	M	52	Independent Non- Executive Director	2014.05- 2017.05	228	No	0	0
Richard H. Matzke	M	77	Independent Non- Executive Director	2014.05- 2017.05	116	No	0	0
Lin Boqiang	M	57	Independent Non- Executive Director	2014.05- 2017.05	172	No	0	0
Zhang Biyi	M	61	Independent Non- Executive Director	2014.10- 2017.05	153	No	0	0

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2014 ANNUAL REPORT         DIRECTORS, SUPERVISORS, SENIOR

MANAGEMENT AND EMPLOYEES

Note:	Due to the expiration of his term of office on May 22, 2014, Mr Li Xinhua ceased to be a Director of the Company.

Due to the expiration of his term of office on May 22, 2014, Mr Wang Guoliang ceased to be a Director of the Company.

Due to the expiration of his term of office on May 22, 2014, Mr Liu Hongru ceased to be an independent non-executive Director of the Company. The total remuneration received by Mr Liu Hongru from the Company for 2014 amounted to RMB153,000.

Due to the expiration of his term of office on May 22, 2014, Mr Franco Bernabè ceased to be an independent non-executive Director of the Company. The total remuneration received by Mr Franco Bernabè from the Company for 2014 amounted to RMB111,000.

Due to the expiration of his term of office on May 22, 2014, Mr Li Yongwu ceased to be an independent non-executive Director of the Company. The total remuneration received by Mr Li Yongwu from the Company for 2014 amounted to RMB161,000.

Due to the expiration of his term of office on May 22, 2014, Mr Cui Junhui ceased to be an independent non-executive Director of the Company.

Mr Liao Yongyuan has tendered his resignation to the Board on March 17, 2015 and resigned from all his positions in the Company, including non-executive Director and Vice Chairman, with immediate effect. For more details please see the announcement on resignation of Director published on the website of the Shanghai Stock Exchange on March 17, 2015 (lin 2015-005).

Brief biography of Directors:

Zhou Jiping, aged 62, is the Chairman of the Company and the chairman of CNPC. Mr Zhou is a professor-level senior engineer and holds a master’s degree. He has nearly 45 years of working experience in China’s petrochemical industry. In November 1996, he was the deputy director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company and deputy general manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed as the general manager of China National Oil & Gas Exploration and Development Corporation and deputy director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company. Since August 2001, he was the assistant to the general manager of CNPC and the general manager of China National Oil & Gas Exploration and Development Corporation. Since December 2003, Mr Zhou has been a deputy general manager of CNPC. Mr Zhou has been appointed as a Director of the Company in May 2004. Mr Zhou was appointed as the Vice Chairman and President of the Company in May 2008. Since October 2011, Mr Zhou became the general manager and a director of CNPC. Since April 2013, Mr Zhou became the chairman of CNPC and the Chairman and President of the

Company. Mr Zhou ceased to concurrently act as President of the Company from July 2013.

Wang Dongjin, aged 52, is a Vice Chairman and the President of the Company and the deputy general manager of CNPC. Mr Wang is a professor-level senior engineer and holds a doctorate degree. Mr Wang has over 30 years of working experience in China’s oil and gas industry. From July 1995, Mr Wang was the deputy director of Jiangsu Oil Exploration Bureau. From December 1997, he worked as the deputy general manager of China National Oil & Gas Exploration and Development Corporation. From December 2000, Mr Wang worked concurrently as the general manager in each of CNPC International (Kazakhstan) Ltd. and Aktobe Oil and Gas Co., Ltd.. From October 2002, he assumed the position as the general manager of China National Oil & Gas Exploration and Development Corporation. From January 2004, Mr Wang assumed the positions as the assistant to the general manager of CNPC and the deputy chairman and general manager of China National Oil & Gas Exploration and Development Corporation. From September 2008, Mr Wang was appointed as the deputy general manager of CNPC. From May 2011, Mr Wang was appointed as a Director of the Company. From July 2013, Mr Wang was appointed as President of the Company. Since May 2014, Mr Wang has been a Vice Chairman and the President of the Company.

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MANAGEMENT AND EMPLOYEES

Yu Baocai, aged 49, is a Director of the Company and the deputy general manager of CNPC. Mr Yu is a senior engineer and holds a master’s degree. He has nearly 30 years of working experience in China’s oil and petrochemical industry. From September 1999, Mr Yu worked as the deputy general manager of PetroChina Daqing Petrochemical Company. From December 2001, he assumed the position as the general manager of PetroChina Daqing Petrochemical Company. From September 2003, he undertook the position as general manager of PetroChina Lanzhou Petrochemical Company. From September 2008, Mr Yu worked as the deputy general manager of CNPC. In February 2003, Mr Yu was elected as a representative of the 10th National People’s Congress of PRC. In February 2008, Mr Yu was elected as a representative of the 11th National People’s Congress of PRC. From May 2011, Mr Yu has been appointed a Director of the Company.

Shen Diancheng, aged 55, is a Director of the Company and the deputy general manager and safety director of CNPC. Mr Shen is a professor-level senior engineer and holds a doctorate degree. Mr Shen has over 30 years of working experience in China’s petrochemical industry. He was appointed as the executive deputy general manager of Daqing Refining and Chemical Branch Company in October 2000, general manager of Liaoyang Petrochemical Branch Company in April 2002, general manager of Jilin Petrochemical Branch Company in November 2005, Vice President of the Company in June 2007 and was concurrently appointed as the general manger of Refinery and Chemical Branch and Marketing Branch of the Company. Mr Shen became the general manager of Refinery and Chemical Branch of the Company in November 2007, and became the deputy general manager of CNPC in April 2011. Mr Shen ceased to be Vice President of the Company and the general manger of Refinery and Chemical Branch of the Company in October 2011. Mr Shen became the safety director of CNPC in February 2012. From May 2014, Mr. Shen has been appointed a Director of the Company.

Liu Yuezhen, aged 53, is a Director of the Company and the chief accountant of CNPC. Mr Liu is a researcher-level senior accountant and holds a master’s degree. Mr Liu has nearly 35 years of working experience in the financial and accounting industry. From March 1996, he served as the deputy general manager and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation. From February 2000, he served as the general manager of Jianghan Aviation Life-saving Appliance Corporation and concurrently a director of 610 Research Institute. From May 2003, he served as the chairman of the board of directors and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd.. From November 2006, he served as the chief accountant of CASIC (Group) Company. He has served as the chief accountant of CNPC since December 2013. From May 2014, Mr. Liu has been appointed a Director of the Company.

Liu Hongbin, aged 51, is a Director and Vice President of the Company, concurrently serving as a deputy general manager of CNPC. Mr Liu is a senior engineer and holds a bachelor’s degree. He has over 30 years of working experience in China’s oil and gas industry. Mr Liu worked as the vice president of Exploration & Development Research Institute of Yumen Petroleum Administration Bureau from May 1991, the head of the development division of Tuha Petroleum Exploration Headquarters from October 1994, the chief engineer of Tuha Petroleum Exploration & Development Headquarters from June 1995, the deputy general manager of PetroChina Tuha Oilfield Company from July 1999, the commander of Tuha Petroleum Exploration & Development Headquarters from July 2000, the general manager of the planning department of the Company from March 2002 and the director of the planning department of CNPC from September 2005. Mr Liu was appointed as Vice President of the Company in June 2007, and the general manager of the Marketing Branch of the Company in November 2007. Mr Liu was appointed as the deputy general manager of CNPC in July 2013. Mr Liu has concurrently worked as an executive director and general manager of Daqing Oilfield Company Limited since August 2013. From May 2014, Mr. Liu has been appointed a Director of the Company.

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Chen Zhiwu, aged 52, is an independent non-executive Director of the Company. He is a tenured professor of finance at the Yale School of Management and a distinguished professor under the Chang Jiang Scholar Program at the Tsinghua University School of Humanities and Social Sciences. Mr Chen received a bachelor of science degree from Central South University of Technology (now the Central South University), a master’s degree in engineering from the National University of Defense Technology of PRC and a doctorate degree of finance from Yale University of the United States. From June 1990, Mr Chen started his teaching career in the University of Wisconsin - Madison of the United States. From July 1995, he worked at the Ohio State University of the United States and was promoted to associate professor of finance in 1997. From July 1999, Mr Chen became a tenured professor of finance at the Yale School of Management. From May 2011, Mr Chen has been appointed an independent non-executive Director of the Company.

Richard H. Matzke, aged 77, is an independent non-executive Director of the Company. He is now an independent director of the board of directors and a member of the human resources and compensation committee to the board of directors of OAO Lukoil and a director of the board of directors of PHI Inc. Mr Matzke obtained a bachelor’s degree from Iowa State University, a master’s degree in geology from Pennsylvania State University, and a master’s degree in business administration from St. Mary’s College. Mr Matzke worked consecutively at the exploration, planning, economic analysis and research department of Chevron Oil Company since 1961. Mr Matzke was elected vice president of Chevron Chemical Company in 1979, named director of Caltex Pacific Indonesia in 1982, appointed as the president of Chevron Canada Resources Ltd. in 1986, named president of Chevron Overseas Petroleum Inc., and was elected director of Chevron Chemical Company in 1997. Mr Matzke has been a director of Lukoil ever since his retirement from the board of directors of Chevron Oil Company in 2002 and had served as the Chairman of the Strategy and Investment Committee. Mr Matzke was chairman of the U.S. – Kazakhstan Business Association and U.S. – Azerbaijan Business Association, a

member of the Council on Foreign Relations and the US-Russia Business Council, a board member of the National Committee on United States-China Relations, a board member of the Africa-America Institute, a member of the Advisory Board of the Center for Strategic and International Studies, and a counsel for the U.S. International Commerce Chamber. Mr Matzke has been appointed an independent non-executive director of the Company from May 2014.

Lin Boqiang, aged 57, is an independent non-executive Director of the Company. He has a Ph.D in economics from the University of California at Santa Barbara, United States of America. Mr Lin was the principal economist (energy) of Asian Development Bank and is currently the associate dean of New Huadu Business School, dean of China Institute for Studies in Energy Policy of Xiamen University, director of 2011 Collaborative Innovation Centre for Energy Economics and Energy Policy, director for China Centre for Energy Economics Research and a doctoral tutor of Xiamen University. Mr Lin is a “Changjiang Scholar” distinguished professor of the Ministry of Education in 2008. Mr Lin is currently a vice chairman of China Energy Society, a member of the National Energy Consultation Committee under the National Energy Commission, a member of the Energy Price Consultation Committee under the National Development and Reform Commission, a member of the Energy Partnership Advisory and a vice chairman of the Global Agenda Council on energy security of the World Economic Forum based in Davos, Switzerland. Mr Lin has been appointed an independent non-executive director of the Company from May 2014.

Zhang Biyi, aged 61, is an independent non-executive director of the Company. Mr. Zhang is a senior accountant and graduated from the finance department of Xiamen University in February 1982. He worked successively as the head of the enterprise division, assistant to the director and deputy director of the financial bureau in China Ship Industry Corporation. He was appointed as the deputy general manager of China Shipbuilding Industry Corporation in July 1999. He worked as the deputy general manager and chief accountant of China Shipbuilding Industry Corporation from December 2004 to February 2014. He concurrently worked as the general manager of China Shipbuilding Industry Company Limited from March 2008 to January 2010. Mr Zhang has been appointed an independent non-executive director of the Company from October 2014.

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(2) Supervisors

Information on the current Supervisors is set out below:

					Remuneration received from the Company in 2014 (RMB’000)	Whether received remuneration from offices held in CNPC	Number of Shares held in the Company
Name	Gender	Age	Position	Term			As at December 31, 2013	As at December 31, 2014
			Chairman of
			Supervisory	2014.05-
Guo Jinping	M	57	Committee	2017.05	—	Yes	0	0
				2014.05-
Zhang Fengshan	M	52	Supervisor	2017.05	—	Yes	0	0
				2014.05-
Li Qingyi	M	54	Supervisor	2017.05	—	Yes	0	0
				2014.05-
Jia Yimin	M	54	Supervisor	2017.05	—	Yes	0	0
				2014.10-
Jiang Lifu	M	51	Supervisor	2017.05	—	Yes	0	0
			Supervisor
			appointed by
			employees’	2014.10-
Yang Hua	M	51	representatives	2017.05	454	No	0	0
			Supervisor
			appointed by
			employees’	2014.05-
Yao Wei	M	58	representatives	2017.05	793	No	0	0
			Supervisor
			appointed by
			employees’	2014.05-
Li Jiamin	M	51	representatives	2017.05	630	No	0	0
			Supervisor
			appointed by
			employees’	2014.05-
Liu Hehe	M	51	representatives	2017.05	615	No	0	0

Note:	Due to the expiration of his term of office on May 22, 2014, Mr Wang Daocheng ceased to be an independent Supervisor of the Company. The total remuneration received by Mr Wang Daocheng from the Company for 2014 amounted to RMB112,000.

Due to the expiration of his term of office on May 22, 2014, Mr Fan Fuchun ceased to be an independent Supervisor of the Company. The total remuneration received by Mr Fan Fuchun from the Company for 2014 amounted to RMB106,000.

Due to the expiration of his term of office on May 22, 2014, Mr Wang Guangjun ceased to be a Supervisor appointed by employees’ representatives of the Company. The total remuneration received by Mr Wang Guangjun from the Company for 2014 amounted to RMB483,000.

Due to the needs of work, Mr Wang Lixin tendered his resignation to the Supervisory Committee and ceased to be a Supervisor of the Company as from August 26, 2014.

Due to the change of work, Mr Li Luguang tendered his resignation to the Supervisory Committee and ceased to be a Supervisor appointed by employee’s representatives of the Company as from August 26, 2014. The total remuneration received by Mr Li Luguang from the Company for 2014 amounted to RMB529,000.

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Brief biography of the Supervisors:

Guo Jinping, aged 57, is the chairman of the Supervisory Committee of the Company, and concurrently the general manager of the Legal Department of the Company, the assistant to the general manager of CNPC, the general counsel and the director of the Legal Department of CNPC. Mr Guo is a professor-level senior economist and has been awarded with on-job post-graduate qualification. Mr Guo has over 30 years of working experience in China’s oil and gas industry. In November 1996, he became the chief economist in the Bureau of Policy and Regulations of China National Petroleum Company. From October 1998, Mr Guo worked as the deputy director of the development and research department in CNPC. From September 1999, he worked as the general manager of the legal department of the Company. From September 2005, Mr Guo worked concurrently as the director of the legal department of CNPC. In November 2007, he became the general manager of the legal department of the Company and the general counsel and the director of the legal department of CNPC. In May 2011, Mr Guo was appointed as a Supervisor of the Company. Since April 2014, Mr Guo concurrently serves as the assistant to the general manager of CNPC. In May 2014 Mr Guo was appointed the chairman of the Supervisory Committee of the Company.

Zhang Fengshan, aged 52, is a Supervisor and concurrently the safety director of the Company and the deputy safety director of CNPC. Mr Zhang is a professor-level senior engineer and holds a master’s degree. He has nearly 35 years of working experience in China’s oil and gas industry. Mr Zhang was the deputy director of Liaohe Oil Exploration Bureau from July 2000 and concurrently the safety director of Liaohe Oil Exploration Bureau from May 2002, director of Liaohe Petroleum Exploration Bureau from August 2004, general manager of Great Wall Drilling and Exploration Company Limited from February 2008 and its executive director from July 2008. Mr Zhang has been the general manager of safety, environment and energy conservation department of the Company and the general manager of safety, environment and energy conservation department of CNPC since June 2012. In May 2014, he was appointed a Supervisor of the Company. From July 2014, Mr Zhang has been the safety director of the Company and deputy safety director of CNPC.

Li Qingyi, aged 54, is a Supervisor of the Company, and concurrently the general manager of Audit Department of the Company and the general manager of Audit Department and director of the Auditing Services Centre of CNPC. Mr Li is a senior accountant and holds a master’s degree in economics. He has nearly 35 years of working experience in the China’s oil and gas industry. Mr Li was Chief Accountant of Jinxi Oil Refinery from June 1999, deputy general manager and chief accountant of Jinxi Petrochemical from October 1999, director of the M & A Department for CNPC from November 2000, general manager of Equipment & Supplies (Group) Company from April 2007, general manager of CNPC Equipment Manufacturing Branch Company from December 2007. He served as the director of CNPC Auditing Services Centre from September 2010, the deputy general manger of the Audit Department and concurrently the director of the Auditing Services Centre of CNPC from August 2011, and the general manger of the Audit Department and concurrently the director of the Auditing Services Centre of CNPC from September 2012. From May 2013, Mr Li was appointed a Supervisor of the Company.

Jia Yimin, aged 54, is a Supervisor of the Company, and concurrently the general manager of M&A department of the Company, and concurrently the general manager of M&A department of CNPC. Mr Jia is a professor-level senior accountant and holds a master’s degree. He has over 35 years of working experience in China’s oil and gas industry. Mr Jia was the deputy general manager of the finance department of the Company from February 2000 and the director of the budget planning office of the Company and the director of the budget planning office of CNPC from July 2007, the general manager of the budget planning department of the Company and the general manager of the budget planning department of CNPC from May 2011, the general manager of M&A department of the Company and the general manager of M&A department of CNPC from November 2013. In May 2014, Mr Jia was appointed a Supervisor of the Company.

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DIRECTORS, SUPERVISORS, SENIOR

MANAGEMENT AND EMPLOYEES

Jiang Lifu, aged 51, is a Supervisor of the Company, and concurrently the general manager of the enterprise management department (internal control and risk management department) of the Company and concurrently the general manager of the enterprise management department (internal control and risk management department) of CNPC. Mr Jiang is a professor-level senior economist and holds a doctor’s degree. He has nearly 20 years of working experience in China’s oil and gas industry. He had worked as deputy general manager of capital operation department of the Company from August 2003, deputy director of the planning department of CNPC from May 2005, deputy general manager of the planning department of the Company from June 2007 and concurrently deputy director of the planning department of CNPC. He has been the general manager of the enterprise management department (internal control and risk management department) of the Company and the general manager of the enterprise management department (internal control and risk management department) of CNPC since April 2014. In October 2014, Mr Jiang was appointed a Supervisor of the Company.

Yang Hua, aged 51, is a Supervisor of the Company appointed by its employees’ representatives and concurrently as the general manager of PetroChina Changqing OilField Branch Company and the director of Changqing Petroleum Exploration Bureau. Mr Yang is a professor level senior engineer and holds a doctor’s degree, with over 30 years working experience in China’s oil and natural gas industry. Mr Yang acted as the deputy general manager of Changqing Oilfield Company since October 2002, the executive deputy general manager of Changqing Oilfield Company since February 2008, the principal of Changqing Oilfield Company since January 2014, and the general manager of Changqing Oilfield Company and also the chief director of Changqing Oil Exploration Bureau since July 2014. In October 2014 he was appointed a Supervisor of the Company.

Yao Wei, aged 58, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the head of Central Asian Natural Gas Pipeline Company Limited. Mr Yao is a professor-level senior engineer and holds a master degree. He has nearly 40 years of working experience in China’s oil and gas industry. Mr Yao became the deputy manager of Beijing Natural Gas Transport Company in July 1995. From April 2001, he was appointed as the deputy general manager of Beijing Huayou Gas Corporation Limited. From April 2007, Mr Yao became the general manager of PetroChina Pipeline Company. He has been a Supervisor of the Company since May 2011. He was appointed the head of Central Asian Natural Gas Pipeline Company Limited in October 2014.

Li Jiamin, aged 51, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager of PetroChina Lanzhou Petrochemical Corporation and the general manager of Lanzhou Petroleum&Chemical Company. Mr. Li is a professor-level senior engineer and holds a master’s degree. He has nearly 30 years of working experience in China’s oil and gas industry. He has been the deputy general manager and chief security officer of PetroChina Lanzhou Petrochemical Company from August 2004. He was appointed as the general manager of PetroChina Lanzhou Petrochemical Company and the general manager of Lanzhou Petroleum&Chemical Company in March 2012. He was appointed a Supervisor of the Company in May 2014.

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2014 ANNUAL REPORT         DIRECTORS, SUPERVISORS, SENIOR

MANAGEMENT AND EMPLOYEES

Liu Hehe, aged 51, is a Supervisor of the Company appointed by its employees’ representatives and concurrently the general manager of PetroChina Inner Mongolia Marketing Company. Mr Liu is a professor-level senior economist and holds a bachelor’s degree. He has nearly 30 years of working experience in China’s oil and petrochemical industry. He was the general manager of PetroChina East China Marketing

Company since April 2004 and became the general manager of PetroChina East China (Shanghai) Marketing Company in December 2008. He was appointed as the general manager of PetroChina Inner Mongolia Marketing Company from November 2009. From May 2011, Mr Liu was appointed as a Supervisor of the Company.

(3) Senior Management

Information on current members of the Senior Management is set out below:

						Whether received remuneration from offices held in CNPC	Number of Shares held in
					Remuneration received from the Company in 2014 (RMB’000)		the Company
							As at	As at
Name	Gender	Age	Position	Term			December 31, 2013	December 31, 2014
Sun Longde	M	52	Vice President	2007.06-	893	No	0	0
Zhao Zhengzhang	M	58	Vice President	2008.05-	892	No	0	0
Huang Weihe	M	57	Vice President	2011.10-	893	No	0	0
Xu Fugui	M	57	Vice President	2011.10-	780	No	0	0
Yu Yibo	M	51	Chief Financial Officer	2013.03-	795	No	0	0
Lin Aiguo	M	56	Chief Engineer	2007.06-	773	No	0	0
Wang Lihua	F	58	Vice President	2014.06-	509	No	0	0
Wu Enlai	M	54	Board Secretary	2013.11-	876	No	0	0
Lv Gongxun	M	57	Vice President	2014.06-	564	No	0	0

Note:	Due to transfer to another post, Mr Bo Qiliang ceased to be a vice president of the Company from April 26 2014. The total remuneration received by Mr Bo Qiliang from the Company for 2014 amounted to RMB203,000.

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DIRECTORS, SUPERVISORS, SENIOR

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Brief Biography of the Senior Management:

Sun Longde, aged 52, is a Vice President of the Company, and concurrently the director of CNPC Consulting Centre. Mr Sun is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of working experience in China’s oil and geological industry. Mr Sun has been the deputy chief geologist of Xianhe Oil Extraction Plant and deputy manager of Dongxin Oil Extraction Plant of Shengli Petroleum Administration Bureau from January 1994, chief deputy director-general of Exploration Business Department of Shengli Petroleum Administration Bureau from April 1997, the manager of Exploration & Development Company of Shengli Petroleum Administration Bureau from September 1997, chief geologist of Tarim Petroleum Exploration & Development Headquarters from November 1997, deputy general manager of PetroChina Tarim Oilfield Company from September 1999 and the general manager of PetroChina Tarim Oilfield Company from July 2002. Mr Sun was appointed as Vice President of the Company since June 2007. He was elected as an academician of the Chinese Academy of Engineering in December 2011. He concurrently served as the director of CNPC Consulting Centre from April 2014.

Zhao Zhengzhang, aged 58, is a Vice President of the Company and concurrently the general manager of the Exploration and Production Company of the Company and a deputy general manager of CNPC. Mr Zhao is a professor-level senior engineer and holds a master’s degree. He has nearly 30 years of working experience in China’s oil and gas industry. In June 1996, Mr Zhao was appointed as the deputy director of the New Zone Exploration Department of China National Petroleum Company. In November 1996, he was appointed as deputy director of the Exploration Bureau of China National Petroleum Company and director of the New Zone Exploration Department. In October 1998, Mr Zhao was appointed as deputy director of the Exploration Department of CNPC. In September 1999, he was appointed as a member of the Preparatory Group of Exploration and Production Company of the Company. In December 1999, Mr Zhao

was appointed as deputy general manager of Exploration and Production Company of the Company. In January 2005, he was appointed as senior executive and deputy general manager of Exploration and Production Company of the Company. In January 2006, he was appointed as the general manager of CNPC Exploration and Production Company. In May 2008, Mr Zhao was appointed as a Vice President of the Company and the general manager of the Exploration and Production Company of the Company. In August 2013, Mr Zhao was appointed to concurrently serve as the general manager of the Changqing Oilfield Company and the director of Changqing Petroleum Exploration Bureau. He has concurrently served as a deputy general manager of CNPC from July 2014.

Huang Weihe, aged 57, is a Vice President of the Company and concurrently the general manager of PetroChina Natural Gas and Pipelines Company. Mr Huang is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of working experience in China’s oil and gas industry. In December 1998, he was appointed as deputy director of the Petroleum and Pipelines Bureau. In November 1999, he was appointed deputy director of the Petroleum and Pipelines Bureau and concurrently chief engineer. In October 2000, Mr Huang was appointed as the general manager of PetroChina Pipelines Company and in May 2002, concurrently as the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In November 2002, Mr Huang was appointed as the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In December 2002, he was appointed as the general manager of PetroChina Natural Gas and Pipelines Company of the Company and the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In February 2006, Mr Huang ceased to be the general manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In May 2008, Mr Huang was appointed as the Chief Engineer of the Company and the general manager of PetroChina Natural Gas and Pipelines Company. From October 2011, he was appointed as a Vice President of the Company.

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2014 ANNUAL REPORT         DIRECTORS, SUPERVISORS, SENIOR

MANAGEMENT AND EMPLOYEES

Xu Fugui, aged 57, is a Vice President of the Company and concurrently the general manager of Refining & Chemicals Company of the Company. Mr Xu is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of working experience in the China’s oil and petrochemical industry. From November 1995, Mr Xu has worked as the deputy general manager of Dushanzi Petrochemical Plant of Xinjiang Petroleum Administration Bureau. In July 1999, he was appointed as the general manager of Dushanzi Petrochemical Plant of Xinjiang Petroleum Administration Bureau. In September 1999, he was appointed as the general manager of Dushanzi Petrochemical Company. From September 2011, Mr Xu was appointed as the general manager of Refining & Chemicals Company of the Company. From October 2011, he was appointed as a Vice President of the Company.

Yu Yibo, aged 51, is the Chief Financial Officer of the Company. Mr Yu is a professor-level senior accountant and holds a doctorate degree from the business school of Hitotsubashi University in Japan. Mr Yu has nearly 20 years of experience in the China’s petroleum and gas industry. Mr Yu was the assistant to the President of China Petroleum Finance Company Limited from November 1998, a member of the listing preparatory committee of China National Petroleum Corporation from February 1999, the deputy general manager of the Finance Department of the Company from November 1999, the deputy general manager of PetroChina Dagang Oilfields Branch Company from March 2002, the deputy general manager of the Finance Department of the Company from October 2002. Mr Yu is the general manager of the Capital Operation Department of the Company since April 2003. He was a Supervisor of the Company from May 2008 to May 2011. From March 2013, he was appointed as the Chief Financial Officer of the Company.

Lin Aiguo, aged 56, is the Chief Engineer of the Company and concurrently the President of Petrochemical Research Institute. Mr Lin is a professor-level senior engineer and holds a college degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr Lin has been the deputy manager and the standing deputy manager of Shengli Refinery of Qilu Petrochemical Company from July 1993, the deputy general manager of Dalian West Pacific Petrochemical Co. Ltd. from May 1996, the general manager of Dalian West Pacific Petrochemical Co. Ltd. from August 1998. Mr Lin became the general manager of Refining & Marketing Company of the Company since December 2002. Mr Lin has been appointed as the Chief Engineer of the Company since June 2007, and has been concurrently serving as the director of the Petrochemical Research Institute since February 2011.

Wang Lihua, aged 58, is a Vice President of the Company, and concurrently an executive director and principle of PertoChina International Co, Ltd. and the chairman of China National United Oil Corporation. Ms Wang is a professor-level senior economics and holds a master’s degree. She has nearly 35 years of working experience in China’s oil and petrochemical industry. From September 1997, she was a deputy general manager of China National United Oil Corporation and then became the general manager of that company in October 1998. From February 2002, she also served as the general manager of PertoChina International Co, Ltd.. From July 2006, she concurrently served as the security director of PertoChina International Co, Ltd (China National United Oil Corporation). From November 2007, Ms Wang worked as the deputy chief economist of CNPC and the general manager and safety director of PertoChina International Co, Ltd (China National United Oil Corporation). From January 2009, she concurrently served as the executive director of PetroChina International Co, Ltd.. From June 2009, she ceased to concurrently act as the security director of PertoChina International Co, Ltd. (China National United Oil Corporation). From April 2012, she concurrently served as the security director of PetroChina International Co, Ltd. (China National United Oil Corporation). From June 2014, she was appointed as a Vice President of the Company and ceased to be the deputy chief economist of CNPC. From June 2014, she has concurrently served as the chairman of China National United Oil Corporation. From July 2014, she has concurrently served as head of PertoChina International Co, Ltd and ceased to be the general manager and security diretor of PertoChina International Co, Ltd (China National United Oil Corporation).

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DIRECTORS, SUPERVISORS, SENIOR

MANAGEMENT AND EMPLOYEES

Wu Enlai, aged 54, is the Secretary to the Board of Directors of the Company, and concurrently as an executive director and general manager of PetroChina Hong Kong Company Limited and a director and chairman of Kunlun Energy Co., Ltd.. As a professorate senior engineer and a master degree holder, Mr Wu has over 30 years of working experience in China oil industry. Mr Wu served as the deputy director general of Tarim Petrochemical Engineering Construction Headquarters from August 1997, the deputy director general of M&A department of China National Petroleum Corporation from August 2002 and the deputy general manager of China National Oil and Gas Exploration and Development Corporation from January 2004. Mr Wu was appointed as the head of the Preparatory Work Team for PetroChina Guangxi Petrochemical Company in May 2005, and served as its general manager since October 2005 and the head of Enterprise Coordination Team of the Company in Guangxi since September 2012. He was appointed as the Secretary to the Board of Directors of the Company in November 2013. From December 2013, Mr Wu has concurrently served as an executive director and general manager of PetroChina Hong Kong Company Limited and a director and chairman of Kunlun Energy Co., Ltd.

Lv Gongxun, aged 57, is a Vice President of the Company, and concurrently the general manager of its overseas exploration branch company and the general manager of China National Oil and Gas Exploration and Development Corporation. Mr Lv is a professor-level senior engineer and has over 35 years of working experience in China oil and gas industry. From October 2006, he was a deputy general manager and of the exploration branch company. From September 2007, he was the general manager of Turkmenistan Amul Natural Gas Company. From December 2008, Mr Lv served as the general manager of PetroChina (Turkmenistan) Amul Natural Gas Company. Mr. Lv has been the General Manager of PetroChina International (Kazakhstan) Co. Ltd., the General Manager of Trans-Asia Gas Pipeline Company Limited and the Director of Enterprises Coordination Group (Central Asia) since December 2012. Mr. Lv was appointed as the General Manager of PetroChina

International Exploration & Development Company and the General Manager of China National Oil and Gas Exploration and Development Corporation since May 2014. Mr Lv was appointed as Vice President of the Company in June 2014.

2. Election or Retirement of Directors and Supervisors and the Appointment and Removal of Senior Management

On May 22, 2014, the Company convened its 2013 general meeting, at which the Proposal Regarding the Re-election of the Board of Directors and the Proposal Regarding the Re-election of the Supervisory Committee of the Company were approved.

The general meeting approved the election of Mr Zhou Jiping, Mr Liao Yongyuan, Mr. Wang Dongjing, Mr Yu Baocai, Mr Shen Diancheng, Mr Liu Yuezhen and Mr Liu Hongbin as Directors of the Company and Mr Chen Zhiwu, Mr Richard H. Matzke and Mr Lin Boqiang as independent non-executive Directors of the Company. The sixth Board of Directors of the Company shall consist of such Directors. Mr Li Xinhua and Mr Wang Guoliang ceased to be Directors of the Company, and Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui ceased to be independent non-executive Directors of the Company.

The general meeting approved the election of Mr Wang Lixin, Mr Guo Jinping, Mr Li Qingyi, Mr Jia Yimin and Mr Zhang Fengshan as Supervisors of the Company. Upon election by the employees of the Company, Mr Li Luguang, Mr Yao Wei, Mr Li Jiamin and Mr Liu Hehe became Supervisors appointed by the employees’ representatives of the Company. The sixth Supervisory Committee of the Company shall consist of such five Supervisors and four Supervisors appointed by the employees’ representatives. Mr Wang Guangjun ceased to be a Supervisor appointed by the employees’ representatives, and Mr Wang Daocheng and Mr Fan Fuchun ceased to be independent Supervisors of the Company.

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2014 ANNUAL REPORT         DIRECTORS, SUPERVISORS, SENIOR

MANAGEMENT AND EMPLOYEES

The Sixth Session of Board of Directors of the Company convened its first meeting on 22 May 2014, electing Mr Zhou Jiping as the chairman and Mr Liao Yongyuan and Mr Wang Dongjin as vice chairmen. Mr Liao Yongyuan ceased to be a vice president of the Company.

The Sixth Session of Supervisory Committee of the Company convened its first meeting on 22 May 2014, electing Mr Guo Jinping as its chairman.

As the relevant authority of the State recently issued a rule that a secretary of the Party’s commission for inspecting discipline should not concurrently hold any other position, Mr Wang Lixin has resigned as a Supervisor of the Company with effect from August 26, 2014.

Due to transfer to CNPC, Mr Li Luguang has resigned as a Supervisor of the Company with effect from August 26, 2014.

Mr Jiang Lifu and Mr Zhang Biyi were elected as Supervisors and independent non-executive Directors of the Company at the 2014 first extraordinary general meeting convened on October 29, 2014.

Mr Yang Hua was elected as a Supervisor appointed by the employees’ representatives on 29 October 2014.

Due to transfer to another post, Mr Bo Qiliang ceased to be a vice president of the Company as from April 26, 2014.

On June 23 2014, the Company convened the fourth extraordinary meeting of the Board of Directors in 2014, appointing Ms Wang Lihua and Mr Lv Gongxun as vice presidents of the Company.

Mr Liao Yongyuan has tendered his resignation to the Board on March 17, 2015 and resigned from all his positions in the Company, including non-executive Director and Vice Chairman, with immediate effect.

3. Interests of Directors and Supervisors in the Share Capital of the Company

As at December 31, 2014, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors and Supervisors pursuant to the Model Code.

4. Service Contracts of Directors and Supervisors

No service contract existed or has been proposed between the Company or any of its subsidiaries with any of the above Directors or Supervisors. No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.

5. Interests of Directors and Supervisors in Contracts

None of the Directors or Supervisors had any material personal interest, either directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party to during the year.

6. Remuneration Policy of the Senior Management

Each member of the senior management of the Company has entered into a performance agreement with the Company. The Company’s senior management remuneration policy links financial interests of the senior management with the Group’s operating results.

091

DIRECTORS, SUPERVISORS, SENIOR

MANAGEMENT AND EMPLOYEES

7. Employees of the Group

As at December 31, 2014, the Group had 534,652 employees (excluding 319,346 temporary and seasonal staff) and 109,998 retired staff.

The number of employees for each of the segment as of December 31, 2014 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Exploration and Production	298,014	55.74
Refining and Chemicals	155,321	29.05
Marketing	59,015	11.04
Natural Gas and Pipeline	16,707	3.12
Other*	5,595	1.05

Total	534,652	100.00

*	includes staff of the Company’s headquarters, specialised subsidiaries, Exploration & Development Research Institute, Planning & Engineering Institute, Petrochemical Research Institute and other units.

The education levels of employees as at December 31, 2014 are set out below:

Unit: Persons

The employee structure by profession as at December 31, 2014 is set out below:

Unit: Persons

092

8. Employee Remuneration Policy

The Company has in place various equitable and competitive remuneration systems to cater for different positions. At regional companies, an annual salary system is adopted for the management, a positional wage system for supervisory, professional and technical positions and a positional skill-based wage system for operators and workers. In addition, subsidies are offered to those who possess more sophisticated technical and working skills. Each employee is remunerated according to the level of their job position, individual competence and contribution, and with changes in the relevant factors, such remuneration will also be adjusted in a timely manner.

9. Employee Welfare Plans

Details on employee welfare plans of the Company are set out in note 33 to the financial statements prepared in accordance with IFRS in this annual report.

10. Employee Training

The Company has been consistently focused on employee training as an important means of achieving a robust company strategy based on talent. It serves to increase the calibre of its staff and its competitiveness and helps to build a harmonious enterprise. Employee training of the Company covers basic concepts, policies and regulations, knowledge required for a job position, safety awareness, cultural knowledge and technical skills as a fundamental basis. In practice, training revolves around four comprehensive programmes, namely, competences-building directed at the management, technical innovation at professional and technical staff, skill enhancement at operators and workers and internationalisation of talent. These training efforts are multi-dimensional and diversified in approaches, which can better cater to the Company’s development requirements and its needs for building high-calibre working teams.

11. Core Technical Teams and Key Technical Staff

No material changes occurred during the reporting period to the core technical teams and key technical staff of the Company (i.e. those other than Directors, Supervisors and senior management).

093

INFORMATION ON CRUDE OIL AND NATURAL

GAS RESERVES

INFORMATION ON CRUDE OIL

AND NATURAL GAS RESERVES

The following table sets forth the Company’s estimated proved reserves and proved developed reserves as at December 31, 2012, 2013 and 2014. This table is formulated on the basis of reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates (GCA Singapore), Gaffney, Cline & Associates (GCA Houston), McDaniel & Associates, Ryder Scott and GLJ, each an independent engineering consultancy company.

	Crude Oil (million barrels)	Natural Gas (billion cubic feet)	Combined (million barrels of oil equivalent)
Proved Developed and Undeveloped Reserves

Reserves as of December 31, 2012 (the basis date)	11,018.0	67,581.2	22,281.5

Revisions of previous estimates	(124.0)	(6,415.4)	(1,193.1)

Extensions and discoveries	774.8	10,958.7	2,601.3

Improved recovery	84.4	—	84.4

Production for the year	(932.9)	(2,801.9)	(1,400.0)

Reserves as of December 31, 2013 (the basis date)	10,820.3	69,322.6	22,374.1

Revisions of previous estimates	(16.1)	(2,707.4)	(467.2)

Extensions and discoveries	645.6	7,511.1	1,897.4

Improved recovery	94.0	—	94.0

Sold	(4.9)	—	(4.9)

Production for the year	(945.5)	(3,028.8)	(1,450.4)

Reserves as of December 31, 2014 (the basis date)	10,593.4	71,097.5	22,443.0

Proved Developed Reserves

As of December 31, 2012 (the basis date)	7,395.7	31,606.5	12,663.4

Including: Domestic	7,016.4	31,244.1	12,223.7

Overseas	379.3	362.4	439.7

As of December 31, 2013 (the basis date)	7,219.6	32,813.1	12,688.5

Including: Domestic	6,801.3	32,123.2	12,155.2

Overseas	418.3	689.9	533.3

As of December 31, 2014 (the basis date)	7,253.5	35,823.9	13,224.2

Including: Domestic	6,816.2	35,061.1	12,659.8

Overseas	437.3	762.8	564.4

Proved Undeveloped Reserves

As of December 31, 2012 (the basis date)	3,622.3	35,974.8	9,618.1

Including: Domestic	3,202.6	35,202.0	9,069.6

Overseas	419.7	772.8	548.5

As of December 31, 2013 (the basis date)	3,600.7	36,509.5	9,685.6

Including: Domestic	3,175.8	35,961.3	9,169.4

Overseas	424.9	548.2	516.2

As of December 31, 2014 (the basis date)	3,339.9	35,273.6	9,218.8

Including: Domestic	2,919.3	34,774.4	8,715.0

Overseas	420.6	499.2	503.8

094

2014 ANNUAL REPORT         INFORMATION ON CRUDE OIL AND NATURAL

GAS RESERVES

Internal Control over the Estimates of Reserves

The Company has set up the Reserve Evaluation Leading Group under which the Vice President responsible for the upstream operation of the Company serves as the director of the Group.

In recent years, the Company promoted the qualification certification management of oil and gas reserve evaluation and audit personnel, and has set up a team of reserve evaluators and auditors covering the headquarters and companies in various regions which is responsible for reserve evaluation and audit for the Company. Meanwhile, a specialised Reserve Administration Department is set up under the Exploration and Production segment of the Company. The managerial personnel and staff of such department possess on average more than 20 years of professional technical experience and over 10 years of experience in conducting reserve estimation SEC Standards in the oil industry, and some of them are qualified as the national certified professionals specialising in handling reserves matters. Reserve Management Committees and multi-disciplinary Reserve Research Institutes have been set up at various regional companies. Technical professional in charge of the reserve evaluation of the Company is Mr Zhang Junfeng, the Director of the Reserve Administration Department of the Exploration and Production segment. Mr Zhang is a PhD in Geology. He has more than 15 years of working experience in the field of the exploration and development of oil and gas and has been engaging in the reserve research and administration for a long period of time. Since 2009, he has been the key technical professional in charge of monitoring the preparations for conducting reserve evaluation of the Company and of handling the technical and management works relating to the evaluation of the oil and gas reserves. Reserve Research Institutes at various regions are responsible for calculating the newly discovered reserves and updating the estimates of the existing reserves. The evaluation results are subject to a two-level review by the regional companies and the Exploration and Production branches, and will be finally determined by the Reserve Evaluation Leading Group of the Company.

At the same time, the Company retains a third party independent evaluator which will, in accordance with the SEC Standards prescribed by, conduct an independent evaluation of the proved reserves derived from the annual evaluation conducted by the Company. The proved reserves evaluated by the third party will be disclosed in accordance with the SEC requirements.

095

AUDITORS’ REPORT

All Shareholders of PetroChina Company Limited:

We have audited the accompanying financial statements of PetroChina Company Limited (the “Company”), which comprise the consolidated and company balance sheets as at December 31, 2014, the consolidated and company income statements, the consolidated and company cash flow statements, the consolidated and company statements of changes in equity for the year then ended, and notes to the financial statements.

Management’s Responsibility for the Financial Statements

The Company’s management is responsible for the preparation and fair presentation of these financial statements. This responsibility includes: (1) preparing these financial statements in accordance with Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China, and fairly presenting them; (2) designing, implementing and maintaining internal control which is necessary to enable that the financial statements are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants. Those standards require that we comply with China Code of Ethics for Certified Public Accountants, and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

AUDITORS’ REPORT (CONTINUED)

Opinion

In our opinion, the financial statements present fairly, in all material respects, the consolidated and company’s financial position of the Company as at December 31, 2014, and the consolidated and company’s financial performance and the consolidated and company’s cash flows of the Company for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China.

KPMG Huazhen	Certified Public Accountants
(Special General Partnership)	Registered in the People’s Republic of China

Gong Weili

Beijing, The People’s Republic of China	Duan Yuhua

March 26, 2015

FINANCIAL STATEMENTS    2014 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

		December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
ASSETS	Notes	The Group	The Group	The Company	The Company

Current assets

Cash at bank and on hand	7	76,021	57,250	38,507	27,484

Notes receivable	8	12,827	14,360	9,743	10,973

Accounts receivable	9a	53,104	64,027	6,405	4,694

Advances to suppliers	10	22,959	11,445	4,979	4,397

Other receivables	9b	17,094	17,802	98,644	55,676

Inventories	11	165,977	227,017	124,046	173,290

Other current assets		43,326	39,052	30,244	27,724

Total current assets		391,308	430,953	312,568	304,238

Non-current assets

Available-for-sale financial assets	12	2,133	1,603	1,449	1,271

Long-term equity investments	13	116,570	116,289	365,681	320,849

Fixed assets	14	621,264	559,346	365,366	422,676

Oil and gas properties	15	880,482	801,083	586,889	535,733

Construction in progress	17	240,340	282,325	123,608	154,378

Construction materials	16	5,200	5,762	3,070	4,218

Intangible assets	18	67,489	62,592	52,186	49,131

Goodwill	19	7,233	7,225	—	119

Long-term prepaid expenses	20	28,727	26,424	23,131	22,966

Deferred tax assets	33	14,995	11,226	10,331	9,163

Other non-current assets		29,635	37,176	14,286	18,908

Total non-current assets		2,014,068	1,911,051	1,545,997	1,539,412

TOTAL ASSETS		2,405,376	2,342,004	1,858,565	1,843,650

Chairman	Vice Chairman and President	Chief Financial Officer

Zhou Jiping	Wang Dongjin	Yu Yibo

098

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS OF DECEMBER 31, 2014 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

		December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	The Group	The Group	The Company	The Company
Current liabilities

Short-term borrowings	22	115,333	110,894	107,541	126,463

Notes payable	23	5,769	832	5,348	8

Accounts payable	24	240,253	298,075	142,903	170,431

Advances from customers	25	54,007	46,804	38,306	29,748

Employee compensation payable	26	5,903	4,836	3,980	3,403

Taxes payable	27	46,641	69,718	31,036	46,311

Other payables	28	54,476	27,025	24,532	20,793

Current portion of non-current liabilities	30	53,795	81,873	40,048	55,089

Other current liabilities		3,652	5,432	2,406	2,628

Total current liabilities		579,829	645,489	396,100	454,874

Non-current liabilities

Long-term borrowings	31	298,803	211,708	212,830	169,775

Debentures payable	32	71,498	91,154	71,000	91,000

Provisions	29	109,154	94,531	72,999	61,291

Deferred tax liabilities	33	15,824	15,087	—	—

Other non-current liabilities		12,508	14,127	5,230	4,773

Total non-current liabilities		507,787	426,607	362,059	326,839

Total liabilities		1,087,616	1,072,096	758,159	781,713

Shareholders’ equity

Share capital	34	183,021	183,021	183,021	183,021

Capital surplus	35	115,492	115,552	127,830	127,888

Special reserve		10,345	8,922	7,027	6,398

Other comprehensive income	49	(19,725)	(13,832)	460	(49)

Surplus reserves	36	184,737	175,051	173,645	163,959

Undistributed profits	37	702,140	664,136	608,423	580,720

Equity attributable to equity holders of the Company		1,176,010	1,132,850	1,100,406	1,061,937

Non-controlling interests	38	141,750	137,058	—	—

Total shareholders’ equity		1,317,760	1,269,908	1,100,406	1,061,937

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,405,376	2,342,004	1,858,565	1,843,650

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Zhou Jiping	Wang Dongjin	Yu Yibo

099

FINANCIAL STATEMENTS    2014 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

		2014	2013	2014	2013
Items	Notes	The Group	The Group	The Company	The Company
Operating income	39	2,282,962	2,258,124	1,409,862	1,362,289

Less: Cost of sales	39	(1,735,354)	(1,701,840)	(1,073,099)	(1,004,735)

Taxes and levies on operations	40	(227,774)	(238,663)	(173,590)	(177,578)

Selling expenses	41	(63,207)	(60,036)	(46,984)	(44,581)

General and administrative expenses	42	(84,595)	(90,564)	(60,674)	(64,887)

Finance expenses	43	(24,877)	(21,897)	(21,694)	(22,169)

Asset impairment losses	44	(5,575)	(4,182)	(2,361)	(4,036)

Add: Investment income	45	12,297	10,769	60,061	62,672

Operating profit		153,877	151,711	91,521	106,975

Add: Non-operating income	46a	13,274	38,735	20,820	42,054

Less: Non-operating expenses	46b	(10,383)	(12,430)	(8,370)	(9,443)

Profit before taxation		156,768	178,016	103,971	139,586

Less: Taxation	47	(37,734)	(35,787)	(7,107)	(5,230)

Net profit		119,034	142,229	96,864	134,356

Attributable to:

Equity holders of the Company		107,173	129,577	96,864	134,356

Non-controlling interests		11,861	12,652	—	—

Earnings per share

Basic earnings per share (RMB Yuan)	48	0.59	0.71	0.53	0.73

Diluted earnings per share (RMB Yuan)	48	0.59	0.71	0.53	0.73

Other comprehensive (loss)/ income		(7,307)	(11,605)	509	(308)

Other comprehensive (loss)/ income attributable to equity holders of the Company, net of tax		(5,893)	(9,022)	509	(308)

Other comprehensive (loss) / income would be reclassified to profit or loss

Including:
Share of other comprehensive income/ (loss) of equity-accounted investee		159	(218)	369	(288)

Gains or losses arising from changes in fair value of available-for-sale financial assets		106	37	140	(20)

Translation differences arising on translation of foreign currency financial statements		(6,158)	(8,841)	—	—

Other comprehensive loss attributable to non-controlling interests of the Company, net of tax		(1,414)	(2,583)	—	—

Total comprehensive income		111,727	130,624	97,373	134,048

Attributable to:

Equity holders of the Company		101,280	120,555	97,373	134,048

Non-controlling interests		10,447	10,069	—	—

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Zhou Jiping	Wang Dongjin	Yu Yibo

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

		2014	2013	2014	2013
Items	Notes	The Group	The Group	The Company	The Company
Cash flows from operating activities
Cash received from sales of goods and rendering of services		2,678,332	2,634,463	1,648,475	1,583,349
Refund of taxes and levies		10,017	9,019	9,117	8,521
Cash received relating to other operating activities		9,839	5,720	25,000	16,088

Sub-total of cash inflows		2,698,188	2,649,202	1,682,592	1,607,958

Cash paid for goods and services		(1,732,049)	(1,764,275)	(1,009,324)	(993,503)
Cash paid to and on behalf of employees		(119,762)	(115,772)	(87,705)	(85,073)
Payments of taxes and levies		(408,015)	(400,757)	(280,728)	(272,377)
Cash paid relating to other operating activities		(81,885)	(79,869)	(70,524)	(73,142)

Sub-total of cash outflows		(2,341,711)	(2,360,673)	(1,448,281)	(1,424,095)

Net cash flows from operating activities	51a	356,477	288,529	234,311	183,863

Cash flows from investing activities
Cash received from disposal of investments		6,499	1,294	249	25
Cash received from returns on investments		13,096	11,702	58,509	63,720
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets		7,351	38,828	7,230	38,868

Sub-total of cash inflows		26,946	51,824	65,988	102,613

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(312,357)	(310,223)	(191,135)	(174,030)
Cash paid to acquire investments		(5,427)	(8,111)	(4,742)	(17,418)

Sub-total of cash outflows		(317,784)	(318,334)	(195,877)	(191,448)

Net cash flows from investing activities		(290,838)	(266,510)	(129,889)	(88,835)

Cash flows from financing activities
Cash received from capital contributions		1,587	14,415	—	—
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries		1,587	14,415	—	—
Cash received from borrowings		743,602	601,218	348,613	339,937
Cash received relating to other financing activities		403	263	72	155

Sub-total of cash inflows		745,592	615,896	348,685	340,092

Cash repayments of borrowings		(699,434)	(546,936)	(359,436)	(341,496)
Cash payments for interest expenses and distribution of dividends or profits		(88,686)	(80,263)	(82,555)	(77,472)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests		(8,172)	(5,404)	—	—
Capital reduction of subsidiaries		(17)	(10)	—	—
Cash payments relating to other financing activities		(1,767)	(926)	(93)	(242)

Sub-total of cash outflows		(789,904)	(628,135)	(442,084)	(419,210)

Net cash flows from financing activities		(44,312)	(12,239)	(93,399)	(79,118)

Effect of foreign exchange rate changes on cash and cash equivalents		1,044	(1,768)	—	—

Net increase in cash and cash equivalents	51b	22,371	8,012	11,023	15,910

Add: Cash and cash equivalents at beginning of the period		51,407	43,395	27,484	11,574

Cash and cash equivalents at end of the period	51c	73,778	51,407	38,507	27,484

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Zhou Jiping	Wang Dongjin	Yu Yibo

FINANCIAL STATEMENTS    2014 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company							Total shareholders’ equity
Items	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Non- controlling interests
Balance at January 1, 2013	183,021	115,573	10,054	(4,810)	161,623	598,686	116,619	1,180,766

Changes in the year of 2013
Total comprehensive income	—	—	—	(9,022)	—	129,577	10,069	130,624
Special reserve – safety fund
Appropriation	—	—	6,809	—	—	—	100	6,909
Utilisation	—	—	(7,941)	—	—	2,779	(57)	(5,219)
Profit distribution
Appropriation to surplus reserves	—	—	—	—	13,436	(13,436)	—	—
Distribution to shareholders	—	—	—	—	—	(53,470)	(4,147)	(57,617)
Other equity movement
Acquisition of subsidiaries	—	—	—	—	—	—	117	117
Equity transaction with non-controlling interests in subsidiaries	—	—	—	—	—	—	(99)	(99)
Capital contribution from non-controlling interests	—	(20)	—	—	—	—	14,435	14,415
Capital reduction of subsidiaries	—	—	—	—	—	—	(10)	(10)
Disposal of subsidiaries	—	1	—	—	—	—	(117)	(116)
Other	—	(2)	—	—	(8)	—	148	138

Balance at December 31, 2013	183,021	115,552	8,922	(13,832)	175,051	664,136	137,058	1,269,908

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Zhou Jiping	Wang Dongjin	Yu Yibo

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company							Total shareholders’ equity
Items	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Non- controlling interests
Balance at January 1, 2014	183,021	115,552	8,922	(13,832)	175,051	664,136	137,058	1,269,908

Changes in the year of 2014
Total comprehensive income	—	—	—	(5,893)	—	107,173	10,447	111,727
Special reserve – safety fund
Appropriation	—	—	7,536	—	—	—	192	7,728
Utilisation	—	—	(6,251)	—	—	—	(164)	(6,415)
Profit distribution
Appropriation to surplus reserves	—	—	—	—	9,686	(9,686)	—	—
Distribution to shareholders	—	—	—	—	—	(59,475)	(7,429)	(66,904)
Other equity movement
Acquisition of subsidiaries	—	(48)	—	—	—	—	53	5
Equity transaction with non-controlling interests in subsidiaries	—	—	—	—	—	—	(13)	(13)
Capital contribution from non-controlling interests	—	(9)	—	—	—	—	1,695	1,686
Capital reduction of subsidiaries	—	—	—	—	—	—	(28)	(28)
Disposal of subsidiaries	—	—	—	—	—	—	(67)	(67)
Other	—	(3)	138	—	—	(8)	6	133

Balance at December 31, 2014	183,021	115,492	10,345	(19,725)	184,737	702,140	141,750	1,317,760

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Zhou Jiping	Wang Dongjin	Yu Yibo

FINANCIAL STATEMENTS    2014 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

COMPANY STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

Items	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Total shareholders’ equity

Balance at January 1, 2013	183,021	127,877	7,080	259	150,523	511,270	980,030

Changes in the year of 2013

Total comprehensive income	—	—	—	(308)	—	134,356	134,048

Special reserve – safety fund

Appropriation	—	—	5,825	—	—	—	5,825

Utilisation	—	—	(6,507)	—	—	1,986	(4,521)

Profit distribution
Appropriation to surplus reserves	—	—	—	—	13,436	(13,436)	—

Distribution to shareholders	—	—	—	—	—	(53,470)	(53,470)

Other	—	11	—	—	—	14	25

Balance at December 31, 2013	183,021	127,888	6,398	(49)	163,959	580,720	1,061,937

Balance at January 1, 2014	183,021	127,888	6,398	(49)	163,959	580,720	1,061,937

Changes in the year of 2014

Total comprehensive income	—	—	—	509	—	96,864	97,373

Special reserve – safety fund

Appropriation	—	—	6,160	—	—	—	6,160

Utilisation	—	—	(5,669)	—	—	—	(5,669)

Profit distribution
Appropriation to surplus reserves	—	—	—	—	9,686	(9,686)	—

Distribution to shareholders	—	—	—	—	—	(59,475)	(59,475)

Other	—	(58)	138	—	—	—	80

Balance at December 31, 2014	183,021	127,830	7,027	460	173,645	608,423	1,100,406

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer

Zhou Jiping	Wang Dongjin	Yu Yibo

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

1 COMPANY BACKGROUND

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 6(1).

The financial statements were approved by the Board of Directors on March 26, 2015.

2 BASIS OF PREPARATION

The financial statements of the Group are prepared in accordance with Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”). The financial statements have been prepared on the going concern basis.

3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

The consolidated and the Company’s financial statements for the year ended December 31, 2014 truly and completely present the financial position of the Group and the Company as of December 31, 2014 and their financial performance and their cash flows for the year then ended in compliance with the Accounting Standards for Business Enterprises.

These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No. 15: General Requirements for Financial Reports” revised by the China Securities Regulatory Commission (“CSRC”) in 2014.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

4 PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1) Accounting Period

The accounting period of the Group starts on January 1 and ends on December 31.

(2) Operating Cycle

The Company takes the period from the exploration or acquisition of the crude oil, natural gas and other assets for exploring, transporting and processing and etc. to their realisation in cash and cash equivalent as a normal operating cycle.

(3) Recording Currency

The recording currency of the Company and most of its subsidiaries is Renminbi (“RMB”). The Group’s consolidated financial statements are presented in RMB.

(4) Measurement Properties

Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be derived.

(5) Foreign Currency Translation

(a) Foreign currency transactions

Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.

Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

(b) Translation of financial statements represented in foreign currency

Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings. Income and expenses for each income statement of the foreign operations are translated into RMB at the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as other comprehensive income. The cash flows of overseas operations are translated into RMB at the approximate exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(6) Cash and Cash Equivalents

Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(7) Financial Instruments

(a) Financial assets

Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the Group’s intention and the ability to hold the financial assets. The Group has principally receivables, available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below:

(i) Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including accounts receivable, notes receivable, other receivables and cash at bank and on hand.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative that are either designated in this category at initial recognition or not classified in any of the other categories. They are included in other current assets on the balance sheet if they are intended to be sold within 12 months of the balance sheet date.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

(iii) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are mainly financial assets held for the purpose of selling in the short term. They are presented as financial assets held for trading on the balance sheet. Derivatives are also categorized as held for trading unless they are designated as hedges.

(iv) Recognition and measurement

Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Related transaction costs of financial assets at fair value through profit or loss are recorded in profit or loss when acquired. Related transaction costs of receivables and available-for-sale financial assets are recognised into the initial recognition costs. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or all substantial risks and rewards of ownership have been transferred to the transferee.

Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently measured at fair value. The investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost. Receivables are stated at amortised costs using the effective interest method.

Changes in the fair values of available-for-sale financial assets are recorded into other comprehensive income except for impairment losses and foreign exchange gains and losses arising from the transaction of monetary financial assets denominated in foreign currencies. When the financial asset is derecognised, the cumulative changes in fair value previously recognised in equity will be recognised in profit or loss. The interest of the available-for-sale debt instruments calculated using the effective interest method is recognised as investment income. The cash dividends declared by the investee on available-for-sale investments in equity instruments are recognised as investment income, which is recognised in profit or loss for the period.

(v) Impairment of financial assets

The Group assesses the carrying amount of receivables and available-for-sale financial assets at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment provision shall be made.

If a financial asset carried at amortised cost is impaired, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that can prove the value of such financial asset has been recovered, and that it is related to events occurring subsequent to the recognition of impairment, the previously recognised impairment losses shall be reversed and the amount of the reversal will be recognised in the income statement.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

When there is objective evidence that available-for-sale financial assets is impaired, the cumulative losses that have been recognised in equity as a result of the decline in the fair value shall be removed from equity and recognised as impairment losses in the income statement. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if in a subsequent period the fair value increases and the increase can be objectively related to an event occurring after the impairment losses recognition, the previously recognised impairment losses shall be reversed, and recognised in profit or loss. For an investment in an equity instrument classified as available-for-sale on which impairment losses have been recognised, any subsequent increases in its fair value shall be directly recognised in other comprehensive income. The impairment loss on an investment in unquoted equity instrument whose fair value cannot be reliably measured is not reversed.

(b) Financial liabilities

Financial liabilities are classified into the following categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. Financial liabilities of the Group primarily comprise payables, loans and debentures payable classified as other financial liabilities.

Payables, including accounts payable, other payables, etc. are initially recognised at fair value, and subsequently measured at amortised costs using the effective interest method.

Loans and debentures payables are initially recognised at fair value less transaction costs, and subsequently measured at amortised costs using the effective interest method.

Other financial liabilities with terms of one year or less than one year are presented as current liabilities; other financial liabilities with terms more than one year but due within one year (including one year) from the balance sheet date are presented as current portion of non-current liabilities; others are presented as non-current liabilities.

A financial liability may not be derecognised, in all or in part, until the present obligations of financial liabilities are all, or partly, dissolved. The difference between the carrying amount of the financial liability at the point of derecognition and the consideration paid shall be included in profit or loss.

(c) Determination of financial instruments’ fair value

Regarding financial instruments, for which there is an active market, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value.

When measuring fair value, the Group takes into account the characteristics of the particular asset or liability (including the condition and location of the asset and restrictions, if any, on the sale or use of the asset) that market participants would consider when pricing the asset or liability at the measurement date, and uses valuation techniques that are appropriate in the circumstances and for which sufficient data and other information are available to measure fair value. Valuation techniques mainly include the market approach, the income approach and the cost approach.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

(8) Inventories

Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are measured at the lower of cost and net realisable value.

Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of crude oil, other raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full.

Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost to completion and estimated selling expenses and related taxes.

The Group adopts perpetual inventory system.

(9) Long-term Equity Investments

Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in joint ventures and associates.

Long-term equity investments acquired through business combinations: For a long-term equity investment acquired through a business combination under common control, the proportionate share of the carrying value of shareholders’ equity of the combined entity in the consolidated financial statements of the ultimate controlling party shall be treated as cost of the investment on the acquisition date. For a long-term equity investment acquired through a business combination not under common control, the acquisition costs paid shall be treated as the cost of the investment on acquisition date.

Long-term equity investments acquired through other than business combinations: For an acquisition settled in cash, the initial cost of investment shall be the actual cash consideration paid. For an acquisition settled by the issuance of equity securities, the initial cost of investment shall be the fair value of equity securities issued.

(a) Subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.

Long-term equity investments accounted for at cost are measured at the initial investment cost. The cash dividends or profit distributions declared by the investees are recognised as investment income in the income statement.

A listing of the Group’s principal subsidiaries is set out in Note 6(1).

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

(b) Joint ventures and associates

Joint ventures are arrangements whereby the Group and other parties have joint control and rights to the net assets of the arrangements. Associates are those in which the Group has significant influence over the financial and operating policies.

The term “joint control” refers to the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (activities with significant impact on the returns of the arrangement) require the unanimous consent of the parties sharing control.

The term “significant influence” refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

The investments in joint ventures and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in profit or loss in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.

Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses and other comprehensive income is recognised as investment income or losses and other comprehensive income respectively. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses as provisions, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee owner’s equity other than profit or loss, other comprehensive income and profit distribution should be proportionately recognised in the Group’s equity, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. The loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated.

(c) Impairment of long-term equity investments

For investments in subsidiaries, joint ventures and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(16)). After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

(10) Fixed Assets

Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to profit or loss during the financial period in which they are incurred.

Fixed assets are depreciated using the straight-line method based on the balance of their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the net value lessening the impairment recognised over their remaining useful lives.

The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:

	Estimated useful lives	Estimated residual value ratio %	Annual depreciation rate %
Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 23.8
Other	5 to 12 years	5	7.9 to 19.0

The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(16)).

The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in profit or loss in the disposal period.

(11) Oil and Gas Properties

Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to profit or loss.

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses.

The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(16)).

(12) Construction in progress

Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in profit or loss. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in profit or loss. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in profit or loss. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The non-drilling exploration costs are recorded in profit or loss when incurred. Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

(13) Intangible Assets

Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.

Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets.

Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over their estimated useful lives.

The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(16)). The estimated useful years and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.

(14) Research and Development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously:

•	In respect of the technology, it is feasible to finish the intangible asset for use or sale;

•	It is intended by management to finish and use or sell the intangible asset;

•	It is able to prove that the intangible asset is to generate economic benefits;

•	With the support of sufficient technologies, financial resources and other resources, it is able to finish the development of the intangible asset, and it is able to use or sell the intangible asset; and

•	The costs attributable to the development of the intangible asset can be reliably measured.

Costs incurred on development projects not satisfying the above conditions shall be recorded in profit or loss of the current period. Costs incurred on development recorded in profit or loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised.

(15) Long-term Prepaid Expenses

Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

(16) Impairment of Non-current Assets

Fixed assets, oil and gas properties except for mineral interests in unproved properties, intangible assets with finite useful life and long-term equity investments are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow.

The goodwill presented separately in financial statements should be subject to impairment assessment at least on an annual basis regardless whether there exists any indicators of impairment. Where the impairment assessment indicates that, for the cash-generating unit (that includes the allocated goodwill), the recoverable amount is lower than the carrying value, then an impairment loss will be recorded.

The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.

Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.

(17) Borrowing Costs

Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets and oil and gas properties, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are expensed. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For a borrowing taken specifically for the acquisition or construction activities for preparing fixed asset and oil and gas property eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

Where a general borrowing is used for the acquisition or construction of fixed asset and oil and gas property eligible for capitalisation, the Group shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing.

(18) Employee Compensation

(a) Short-term benefits

Employee wages or salaries, bonuses, social security contributions such as medical insurance, work injury insurance, maternity insurance and housing fund, measured at the amount incurred or at the applicable benchmarks and rates, are recognised as a liability as the employee provides services, with a corresponding charge to profit or loss or included in the cost of assets where appropriate.

(b) Post-employment benefits-Defined Contribution Plans

Pursuant to the relevant laws and regulations of the People’s Republic of China, the Group participated in a defined contribution basic pension insurance in the social insurance system established and managed by government organisations. The Group has similar defined contribution plans for its employees in its overseas operations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognised as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred.

The Group has no other material obligation for the payment of pension benefits associated with schemes beyond the contributions described above.

(19) Provisions

Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.

Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties.

If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in profit or loss when occurred.

(20) Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis:

•	Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority;

•	This entity is legally allowed to settle its current tax assets and liabilities on a net basis.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

(21) Revenue Recognition

The amount of revenue is determined in accordance with the fair value of the contractual consideration received or receivable for the sales of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of discounts and returns.

Revenue is recognised when specific criteria have been met for each of the Group’s activities as described below:

(a) Sales of goods

Revenue from sales of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and retains neither continuing managerial involvement nor effective control over the goods sold, and it is probable that the economic benefits associated with the transaction will flow to the Group and related revenue and cost can be measured reliably.

(b) Rendering of services

The Group recognises its revenue from rendering of services under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to be incurred.

(c) Transfer of the assets use rights

Interest income is recognised on a time-proportion basis using the effective interest method.

Revenue from operating lease is recognised using the straight-line method over the period of the lease.

(22) Leases

Leases that transfer substantially all the risks and rewards incidental to ownership of assets are classified as finance lease; other leases are operating leases. The Group has no significant finance lease.

Payments made under operating leases are charged to profit or loss on a straight-line basis over the period of the lease.

(23) Dividend Distribution

Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders’ general meeting.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

(24) Business Combination

(a) Business combination under common control

The net assets obtained by the acquirer are measured based on their carrying value in the consolidated financial statement of the ultimate controlling party at the combination date. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.

Costs incurred directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired.

(b) Business combination not under common control

The acquisition costs paid and the identifiable net assets acquired by the acquirer are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised directly in profit or loss.

Costs which are directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired.

(25) Basis of Preparation of Consolidated Financial Statements

The scope of consolidated financial statements includes the Company and its subsidiaries controlled by the company. Control exists when the Group has all the following: power over the investees; exposure, or rights to variable returns from its involvement with the investees and has the ability to affect those returns through its power over the investee. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Subsidiaries acquired through business combination under common control are consolidated from the day when they are under common control with the Company of the ultimate controlling party, and their net profit earned before the combination date shall be presented separately in the consolidated income statement.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. The financial statements of the subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the acquisition date when preparing the consolidated financial statements.

All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity or net profit of the subsidiaries that is not attributable to the Company is treated as non-controlling interests and total comprehensive income and presented separately within shareholders’ equity in the consolidated balance sheet or within net profit and total comprehensive income in the consolidated income statement.

(26) Segment Reporting

The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information.

An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment.

The Group also discloses total external revenue derived from other regions outside mainland China and the total non-current assets located in other regions outside mainland China.

(27) Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the income statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

(b) Estimation of impairment of fixed assets and oil and gas properties

Fixed assets and oil and gas properties are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired.

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

(28) Changes in accounting policy

The Company has adopted the following new and amended standards issued by the MOF since July 1, 2014:

(i) Accounting Standards for Business Enterprises No. 2 – Long-term Equity Investments (“CAS 2 (2014)”)

(ii) Accounting Standards for Business Enterprises No. 9 – Employee Benefits (“CAS 9 (2014)”)

(iii) Accounting Standards for Business Enterprises No. 30 – Presentation of Financial Statements (“CAS 30 (2014)”)

(iv) Accounting Standards for Business Enterprises No. 33 – Consolidated Financial Statements (“CAS 33 (2014)”)

(v) Accounting Standards for Business Enterprises No. 39 – Fair Value Measurement (“CAS 39”)

(vi) Accounting Standards for Business Enterprises No. 40 – Joint Arrangements (“CAS 40”)

(vii) Accounting Standards for Business Enterprises No. 41 – Disclosure of Interests in Other Entities (“CAS 41”)

In addition, the Company has adopted Accounting Rules on Classification between Financial Liabilities and Equity Instruments as well as the Related Accounting Treatment (“Cai Kuai [2014] No. 13”) since March 17, 2014 and Accounting Standards for Business Enterprises No. 37 – Financial Instruments: Presentation and Disclosures (“CAS 37 (2014)”) issued by the MOF in the 2014 annual financial statements.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

The significant accounting policies after adopting the above Accounting Standards for Business Enterprises are summarised in Note 4.

Impacts of the adoption of the accounting standards mentioned above are discussed below:

(i) Long-term equity investments

CAS 2 (2014) revised some requirements with respect to the scope, recognition and measurement of long-term equity investments, and the disclosure requirements have been stipulated in CAS 41. The Group has reassessed the effect of the revisions and concluded that the revisions do not have any material impact on the Group’s financial statements (including current and comparative periods).

(ii) Employee compensation

According to the requirements in CAS 9 (2014) with respect to the classification, recognition and measurement of short-term employee benefits, post-employment benefits, termination benefits and other long-term employee benefits, the Group has reviewed the treatments for current employee compensation and changed its accounting policy accordingly. The adoption of CAS 9 (2014) does not have any material impact on the financial position and the financial results of the Group.

The presentation of the comparative information has been adjusted.

(iii) Presentation of financial statements

In accordance with CAS 30 (2014), the Group has modified the presentation of its financial statements, including presenting separately the items of other comprehensive income that would be reclassified to profit or loss in the future if certain conditions are met from those that would never be reclassified to profit or loss in its income statement.

The presentation of the comparative information has been adjusted.

(iv) Consolidation scope

CAS 33 (2014) introduces a single control model to determine whether an investee should be consolidated, by focusing on whether the Group has power over the investee, exposure or rights to variable returns from its involvements with the investee and ability to use its power to affect those returns. As a result of the adoption of CAS 33 (2014), the Group has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates an investee.

The adoption of CAS 33 (2014) does not change consolidation scope of the Group as at July 1, 2014.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

(v) Fair value measurement

CAS 39 redefines fair value, establishes a single framework for fair value measurement and revises the requirements for fair value disclosures. The adoption of CAS 39 does not have any material impact on the fair value measurements of the Group’s assets and liabilities.

(vi) Joint arrangements

Before adopting CAS 40, the Group classified its interests in joint arrangements into jointly controlled operations, jointly controlled assets or jointly-controlled enterprises. Under CAS 40, the Group has classified its interests in joint arrangements as either joint operations or joint ventures. When making this assessment, the Group considered the structure of the arrangements, the legal form, the contractual terms of the arrangements and other facts and circumstances.

As a result of the adoption of CAS 40, the Group has changed its accounting policy with respect to its interests in joint arrangements and reassessed its involvement in its joint arrangements. The adoption of CAS 40 does not have any material impact on the financial position and the financial results of the Group.

(vii) Disclosure of interests in other entities

CAS 41 modifies and specifies disclosure requirements relevant to an enterprise’s interests in subsidiaries, joint arrangements and associates. The Group has provided disclosures accordingly in related notes in accordance with this standard.

(viii) Classification between financial liabilities and equity instruments and the presentation and disclosures of financial instruments

Cai Kuai [2014] No. 13 provided guidance on the classification of financial liabilities and equity instruments. The adoption of Cai Kuai [2014] No. 13 does not have any material impact on the Group’s financial statements (including current and comparative periods).

CAS 37 (2014) provided further guidance on the offsetting of a financial asset and a financial liability and revised the disclosure requirements for financial instruments. The offsetting guidance does not have any material impact on the presentation of the Group’s financial statements.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

5 TAXATION

The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis and method

Value Added Tax (the “VAT”)	6%, 11%, 13% or 17%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period’s deductible VAT input.

Resource Tax	5% or 6%	Based on the revenue from sales of crude oil and natural gas.

Business Tax	3%	Based on income generated from transportation of crude oil and natural gas.

Consumption Tax	Based on quantities

Based on sales quantities of taxable products. RMB 1.0, 1.12 or 1.4 yuan per litre for unleaded gasoline, naphtha, solvent oil and lubricant. RMB 0.8, 0.94 or 1.1 yuan per litre for diesel and fuel oil.

Corporate Income Tax	15% or 25%	Based on taxable income.

Mineral Resources Compensation Fee	1%	Based on the revenue from sales of crude oil and natural gas.

Crude Oil Special Gain Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.

City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual paid business tax, VAT and consumption tax.

On November 16, 2011, the MOF, State Administration of Taxation of the PRC (the “SAT”) implemented the ‘Change of Business Tax to Value Added Tax Pilot Program’ (“Pilot Program”), which set out detailed related implementation guidance and fundamental principles. Accordingly, the Pilot Program was applicable to the transportation and certain modern service industries in Shanghai and Beijing from January 1, 2012 and September 1, 2012, respectively in respect of which VAT was levied in lieu of Business Tax, and was applicable nationally from August 1, 2013. Part of the Group’s pipeline transmission services and research and development and technical services were subject to VAT rate of 11% and 6% in succession.

Pursuant to the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the State Administration of Taxation of the PRC (the “SAT”) on Issues Concerning a Proportionate Refund of VAT on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No.39), if the price of imported natural gas under any state-sanctioned natural gas import program is higher than the selling price fixed by the State, the VAT as paid by the Group on imported natural gas (including LNG) under the above program is refunded on a pro-rata basis by reference to the extent of the import price above the selling price fixed by the State.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

Pursuant to Order 605 of the State Council in respect of its Decision on the Amendments of the Provisional Regulations Governing Resource Tax of the PRC, resource tax on crude oil and natural gas payable by entities or individuals who extract crude oil and natural gas in the territory and waters over which the PRC has jurisdiction shall be imposed on ad valorem basis at 5% to 10% with effect from November 1, 2011. Pursuant to Order 66 jointly issued by the MOF and SAT in respect of the Implementation Rules under the Provisional Regulations Governing Resource Tax of the PRC, the tax rate applicable to crude oil and natural gas shall be 5%. In accordance with the Circular issued by the SAT on Issues Concerning Adjustment for Resource Tax on Crude Oil and Natural Gas (Cai Shui [2014] No. 73), Since December 1, 2014, the rate of compensation fee of crude oil, natural gas and mineral resources decreased to zero, and the related resource tax rate increased from 5% to 6%.

In accordance with the Notice on Raising the Refined Oil Consumption Tax (Cai Shui [2014] No. 94) jointly issued by the MOF and the SAT, the unit amount of the consumption tax on gasoline, naphtha, solvent oil and the lubricating oil and that on diesel, fuel oil is raised from RMB 1.0 yuan per litre to RMB 1.12 yuan per litre and from RMB 0.8 yuan per litre to RMB 0.94 yuan per litre, respectively, commencing from November 29, 2014. In accordance with the Notice on Further Raising the Refined Oil Consumption Tax (Cai Shui [2014] No. 106) jointly issued by the MOF and the SAT, the unit amount of the consumption tax on gasoline, naphtha, solvent oil and the lubricating oil and that on diesel, fuel oil is raised from RMB 1.12 yuan per litre to RMB 1.4 yuan per litre and from RMB 0.94 yuan per litre to RMB 1.1 yuan per litre, respectively, commencing from December 13, 2014. Collection of tax on jet fuel continues to be suspended.

In accordance with the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No. 58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%.

Pursuant to the Notice from the MOF on the Increase of the Threshold of the Crude Oil Special Gain Levy (Cai Qi [2011] No. 480), the threshold of the crude oil special gain levy shall be US$55, which have 5 levels and is calculated and charged according to the progressive and valorem rates on the excess amounts from November 1, 2011.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal subsidiaries

Company name	Acquisition method	Country of incorporation	Registered capital	Principal activities	Type of legal entity	Legal representative	Closing effective investment cost	Attributable equity interest %	Attributable voting rights %	Consolidated or not
Daqing Oilfield Company Limited	Established	PRC	47,500	Exploration, production and sale of crude oil and natural gas	Limited liability company	Liu Hongbin	66,720	100.00	100.00	Yes

CNPC Exploration and Development Company Limited (i)	Business combination under common control	PRC	16,100	Exploration, production and sale of crude oil and natural gas in and outside the PRC	Limited liability company	Sun Longde	23,778	50.00	57.14	Yes

PetroChina Hong Kong Limited	Established	HK	HK Dollar (“HKD”) 7,592 million	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC	Limited liability company	N/A	25,590	100.00	100.00	Yes

PetroChina International Investment Company Limited	Established	PRC	31,314	Investment holding. The principal activities of its subsidiaries and joint ventures are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC	Limited liability company	Lv Gongxun	31,314	100.00	100.00	Yes

PetroChina International Company Limited	Established	PRC	14,000	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC	Limited liability company	Wang Lihua	14,857	100.00	100.00	Yes

PetroChina Northwest United Pipeline Company Limited	Established	PRC	62,500	Storage, transportation and development of crude oil and nature gas; construction and related technology consulting of petroleum and natural gas pipeline project; import and export of goods and technology; purchase and sale of materials in the PRC	Limited liability company	Huang Weihe	32,500	52.00	52.00	Yes

PetroChina Eastern Pipelines Company Limited (ii)	Established	PRC	10,000	Construction and related technology consulting of petroleum and natural gas pipeline project, import and export of goods and technology, technology promotion service, oil and gas pipeline transportation in the PRC	Limited liability company	Ling Xiao	38,955	100.00	100.00	Yes

(i)	The Company consolidated the financial statements of the entity because the Company controls the entity, decides the entity’s financial and operating policies, and has the authority to obtain benefits from its operating activities.
(ii)	In May 2014, PetroChina Eastern Pipelines Company Limited, in which the group has 100% equity interest, was established with a registered capital of RMB 10,000.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

(2) Exchange rates of international operations’ major financial statement items

Assets and liabilities
Company name	December 31, 2014	December 31, 2013
PetroKazakhstan Inc.	USD 1=RMB 6.1190yuan	USD 1=RMB 6.0969yuan
PetroChina Hong Kong Limited	HKD 1=RMB 0.7889yuan	HKD 1=RMB 0.7862yuan
Singapore Petroleum Company Limited	USD 1=RMB 6.1190yuan	USD 1=RMB 6.0969yuan

Equity items except for the retained earnings, revenue, expense and cash flows items are translated into RMB at the approximate exchange rates at the date of the transactions.

7 CASH AT BANK AND ON HAND

	December 31, 2014	December 31, 2013
Cash on hand	56	67
Cash at bank	75,116	56,217
Other cash balances	849	966

	76,021	57,250

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2014:

	Foreign currency	Exchange rate	RMB equivalent
USD	2,477	6.1190	15,157
HKD	4,527	0.7889	3,571
Tenge	5,102	0.0331	169
Other			790

			19,687

The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2013:

	Foreign currency	Exchange rate	RMB equivalent
USD	1,097	6.0969	6,688
HKD	4,793	0.7862	3,768
Tenge	19,224	0.0401	771
Other			2,374

			13,601

The Group’s cash at bank and on hand in foreign currencies mainly comprise cash at bank.

As of December 31, 2014, time deposits of USD 500 million are impawned as collateral for long-term borrowings of USD 500 million (Note 31).

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

8 NOTES RECEIVABLE

Notes receivable represents mainly bills of acceptance issued by banks for the sale of goods and products.

As of December 31, 2014, all notes receivable of the Group are due within one year.

9 ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

(a) Accounts receivable

	Group		Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Accounts receivable	53,620	64,523	6,772	5,095
Less: Provision for bad debts	(516)	(496)	(367)	(401)

	53,104	64,027	6,405	4,694

The aging of accounts receivable and related provision for bad debts are analysed as follows:

	Group
	December 31, 2014			December 31, 2013
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts

Within 1 year	51,950	97	(72)	63,445	98	(2)
1 to 2 years	862	2	—	475	1	—
2 to 3 years	282	—	—	58	—	(17)
Over 3 years	526	1	(444)	545	1	(477)

	53,620	100	(516)	64,523	100	(496)

	Company
	December 31, 2014			December 31, 2013
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	6,094	89	—	4,320	85	(2)
1 to 2 years	103	2	—	326	6	—
2 to 3 years	177	3	—	12	—	—
Over 3 years	398	6	(367)	437	9	(399)

	6,772	100	(367)	5,095	100	(401)

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

As of December 31, 2014, the top five debtors of accounts receivable of the Group amounted to RMB 19,536, representing 36% of total accounts receivable.

During the year ended December 31, 2014 and December 31, 2013, the Group had no significant write-off of the provision for bad debts of accounts receivable.

(b) Other receivables

	Group		Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Other receivables	19,564	20,328	99,338	56,424

Less: Provision for bad debts	(2,470)	(2,526)	(694)	(748)

	17,094	17,802	98,644	55,676

The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	Group
	December 31, 2014			December 31, 2013
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	14,626	75	(7)	15,518	76	(11)
1 to 2 years	1,029	5	(4)	1,010	5	(4)
2 to 3 years	382	2	(4)	439	2	—
Over 3 years	3,527	18	(2,455)	3,361	17	(2,511)

	19,564	100	(2,470)	20,328	100	(2,526)

	Company
	December 31, 2014			December 31, 2013
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	97,443	98	(3)	54,256	96	(6)
1 to 2 years	565	1	—	673	1	—
2 to 3 years	57	—	—	273	1	—
Over 3 years	1,273	1	(691)	1,222	2	(742)

	99,338	100	(694)	56,424	100	(748)

As of December 31, 2014, the top five debtors of other receivables of the Group amounted to RMB 7,627, representing 39% of total other receivables.

During the year ended December 31, 2014 and December 31, 2013, the Group had no significant write-off of the provision for bad debts of other receivables.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

10 ADVANCES TO SUPPLIERS

	December 31, 2014	December 31, 2013
Advances to suppliers	22,977	11,462
Less: Provision for bad debts	(18)	(17)

	22,959	11,445

As of December 31, 2014 and 2013, advances to suppliers of the Group are mainly aged within one year.

As of December 31, 2014, the top five debtors of advances to suppliers of the Group amounted to RMB 16,388, representing 71% of total advances to suppliers.

11 INVENTORIES

	December 31, 2014	December 31, 2013
Cost

Crude oil and other raw materials	59,870	94,823
Work in progress	13,165	17,529
Finished goods	95,154	115,247
Turnover materials	39	49

	168,228	227,648

Less: Write down in inventories	(2,251)	(631)

Net book value	165,977	227,017

12 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2014	December 31, 2013
Available-for-sale debenture	352	4
Available-for-sale equity instrument	2,157	1,977

Less: Provision for impairment	(376)	(378)

	2,133	1,603

13 LONG-TERM EQUITY INVESTMENTS

	Group
	December 31, 2013	Addition	Reduction	December 31, 2014
Associates and joint ventures (a)	116,477	15,046	(14,711)	116,812

Less: Provision for impairment (b)	(188)	(69)	15	(242)

	116,289			116,570

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

	Company
	December 31, 2013	Addition	Reduction	December 31, 2014
Subsidiaries (c)	261,052	40,516	(1,757)	299,811
Associates and joint ventures	60,010	9,465	(3,392)	66,083

Less: Provision for impairment	(213)			(213)

	320,849			365,681

As of December 31, 2014, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

(a) Principal associates and joint ventures of the Group

	Country of incorporation	Principal activities	Registered capital		Interest held%		Voting rights %	Accounting method	Strategic decisions relating to the Group’s activities
Company name					Direct	Indirect

Dalian West Pacific Petrochemical Co., Ltd.	PRC	Production and sale of petroleum and petrochemical products	USD	258 million	28.44	—	28.44	Equity method	No

China Marine Bunker (PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sale and storage		1,000	—	50.00	50.00	Equity method	No

China Petroleum Finance Co., Ltd.	PRC	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business		5,441	49.00	—	49.00	Equity method	No

Arrow Energy Holdings Pty Ltd.	Australia	Exploration, development and sale of coal seam gas	AUD	2	—	50.00	50.00	Equity method	No

PetroChina United Pipelines Co., Ltd.	PRC	Storage and transportation of natural gas through pipeline, construction and related technology consulting of petroleum and natural gas pipeline		40,000	50.00	—	50.00	Equity method	No

CNPC Captive Insurance Co., Ltd.	PRC	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business		5,000	49.00	—	49.00	Equity method	No

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

Investments in principal associates and joint ventures are listed below:

	Investment cost	December 31, 2013	Addition	Reduction	Share of profit of equity- accounted investee	Share of other equity movement of equity- accounted investee	Cash dividend declared	Currency translation differences	December 31, 2014
Dalian West Pacific Petrochemical Co., Ltd.	566	—	—	—	—	—	—	—	—

China Marine Bunker (PetroChina) Co., Ltd.	740	1,185	—	—	30	(1)	(11)	—	1,203

China Petroleum Finance Co., Ltd.	9,917	17,635	—	—	2,662	275	(1,248)	—	19,324

Arrow Energy Holdings Pty Ltd.	19,407	13,678	—	—	(2,219)	(123)	—	57	11,393

PetroChina United Pipelines Co., Ltd.	20,000	35,535	—	—	4,681	125	(1,950)	—	38,391

CNPC Captive Insurance Co., Ltd.	2,450	2,449	—	—	85	—	—	—	2,534

Interest in associates

Summarised financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Percentage ownership interest(%)	28.44	28.44	49.00	49.00	49.00	49.00

Current assets	5,564	8,891	354,634	336,964	7,689	5,055

Non-current assets	3,472	2,960	285,833	312,244	1,010	13

Current liabilities	12,473	15,718	526,866	561,876	3,527	69

Non-current liabilities	2,368	391	74,876	52,054	—	—

Net assets	(5,805)	(4,258)	38,725	35,278	5,172	4,999

Group’s share of net assets	—	—	18,975	17,286	2,534	2,449

Goodwill	—	—	349	349	—	—

Carrying amount of interest in associates	—	—	19,324	17,635	2,534	2,449

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

Summarised statement of comprehensive income is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	2014	2013	2014	2013	2014	2013
Operating income	38,983	34,839	9,703	9,672	376	37

Net (loss) / profit	(1,465)	(828)	5,432	5,237	173	(1)

Other comprehensive income/(loss)	—	—	561	(588)	—	—

Total comprehensive (loss)/income	(1,465)	(828)	5,993	4,649	173	(1)

Dividends received by the Group	—	—	1,248	—	—	—

Interest in joint ventures

Summarised balance sheet in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		PetroChina United Pipelines Co., Ltd.
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Percentage ownership interest(%)	50.00	50.00	50.00	50.00	50.00	50.00

Non-current assets	1,966	2,059	42,363	45,271	73,861	81,015

Current assets	6,060	5,976	709	1,060	13,900	1,969

Including: cash and cash equivalents	1,585	1,496	460	582	266	6

Non-current liabilities	707	718	18,973	16,974	—	—

Current liabilities	4,806	4,755	1,237	1,944	2,034	2,527

Net assets	2,513	2,562	22,862	27,413	85,727	80,457

Net assets attributable to owners	2,406	2,370	22,862	27,413	85,727	80,457

Group’s share of net assets	1,203	1,185	11,431	13,706	42,864	40,229

Elimination of unrealised profit	—	—	—	—	(4,473)	(4,694)

Elimination of transactions with the Group	—	—	(38)	(28)	—	—

Carrying amount of interest in joint ventures	1,203	1,185	11,393	13,678	38,391	35,535

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

Summarised statement of comprehensive income and dividends received by the Group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		PetroChina United Pipelines Co., Ltd.
	2014	2013	2014	2013	2014	2013
Operating income	53,552	56,464	1,120	1,188	18,566	10,326

Finance expenses	(30)	(55)	(2,087)	(2,119)	622	3

Including: Interest income	48	18	11	14	631	3

Interest expense	(71)	(79)	(1,052)	(987)	(9)	—

Taxation	(20)	(34)	—	(1,459)	(2,297)	(1,095)

Net profit / (loss)	101	73	(4,439)	(3,910)	8,919	4,333

Other comprehensive loss	(110)	(30)	(245)	(2,698)	—	—

Total comprehensive (loss)/income	(9)	43	(4,684)	(6,608)	8,919	4,333

Total comprehensive (loss)/income by share	(14)	22	(2,342)	(3,304)	4,460	2,167

Elimination of unrealised profit	—	—	—	—	221	(4,694)

Group’s share of total comprehensive (loss)/income	(14)	22	(2,342)	(3,304)	4,681	(2,527)

Dividends received by the Group	11	—	—	—	1,950	1,950

(b) Provision for impairment

	December 31, 2014	December 31, 2013
Associates and joint ventures
Gansu Hongyang Chemical Industry Co., Ltd.	(69)	—
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
Other	(64)	(79)

	(242)	(188)

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

(c) Subsidiaries

Investment in subsidiaries:

	Investment cost	December 31, 2013	Additional investment	Disposal or deduction of capital	Transferred to branch	December 31, 2014

Daqing Oilfield Company Limited	66,720	66,720	—	—	—	66,720

CNPC Exploration and Development Company Limited	23,778	23,778	—	—	—	23,778

PetroChina Hong Kong Limited	25,590	25,590	—	—	—	25,590

PetroChina International Investment Company Limited	31,314	31,314	—	—	—	31,314

PetroChina International Company Limited	14,857	14,857	—	—	—	14,857

PetroChina Northwest United Pipeline Company Limited	32,500	32,500	—	—	—	32,500

PetroChina Eastern Pipelines Co., Ltd.	38,955	—	38,955	—	—	38,955

Other		66,293	1,561	(1,757)	—	66,097

Total		261,052	40,516	(1,757)	—	299,811

Summarised financial information in respect of the Group’s principal subsidiaries with significant non-controlling interest is as follows:

Summarised balance sheet is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Northwest United Pipeline Company Limited
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Percentage ownership interest(%)	50%	50%	52%	52%

Current assets	23,164	19,976	30,655	32,988

Non-current assets	127,150	134,429	38,148	30,530

Current liabilities	18,990	26,789	5,808	152

Non-current liabilities	19,416	20,666	—	—

Net assets	111,908	106,950	62,995	63,366

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Northwest United Pipeline Company Limited
	2014	2013	2014	2013
Turnover	52,258	63,260	658	186

Profit from continuing operations	12,483	12,655	408	882

Total comprehensive income	8,822	8,650	408	882

Profit allocated to non-controlling

Interests	7,540	7,931	196	424

Dividends paid to non-controlling interests	3,268	3,534	373	—

Summarised statement of cash flow is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Northwest United Pipeline Company Limited
	2014	2013	2014	2013
Net cash inflow/ (outflow) from operating activities	13,793	9,523	(58)	(257)

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

14 FIXED ASSETS

	December 31, 2013	Addition	Reduction	December 31, 2014

Cost
Buildings	177,705	16,024	(1,703)	192,026
Equipment and Machinery	759,411	102,919	(12,255)	850,075
Motor Vehicles	27,743	1,127	(653)	28,217
Other	17,412	2,174	(241)	19,345

Total	982,271	122,244	(14,852)	1,089,663

Accumulated depreciation
Buildings	(56,375)	(9,712)	933	(65,154)
Equipment and Machinery	(311,828)	(40,541)	6,063	(346,306)
Motor Vehicles	(15,901)	(2,021)	606	(17,316)
Other	(7,389)	(1,670)	189	(8,870)

Total	(391,493)	(53,944)	7,791	(437,646)

Fixed assets, net
Buildings	121,330			126,872
Equipment and Machinery	447,583			503,769
Motor Vehicles	11,842			10,901
Other	10,023			10,475

Total	590,778			652,017

Provision for impairment
Buildings	(3,544)	(1)	50	(3,495)
Equipment and Machinery	(27,717)	—	622	(27,095)
Motor Vehicles	(67)	—	2	(65)
Other	(104)	—	6	(98)

Total	(31,432)	(1)	680	(30,753)

Net book value
Buildings	117,786			123,377
Equipment and Machinery	419,866			476,674
Motor Vehicles	11,775			10,836
Other	9,919			10,377

Total	559,346			621,264

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

Depreciation charged to profit or loss provided on fixed assets for the year ended December 31, 2014 was RMB 50,413. Cost transferred from construction in progress to fixed assets was RMB 113,661.

As of December 31, 2014, the Group’s fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 413.

As of December 31, 2014, the Group has no significant fixed assets which are pledged.

15 OIL AND GAS PROPERTIES

	December 31, 2013	Addition	Reduction	December 31, 2014

Cost
Mineral interests in proved properties	22,392	8,199	(272)	30,319
Mineral interests in unproved properties	33,376	10,495	(524)	43,347
Wells and related facilities	1,439,850	193,220	(18,338)	1,614,732

Total	1,495,618	211,914	(19,134)	1,688,398

Accumulated depletion
Mineral interests in proved properties	(2,429)	(1,554)	46	(3,937)
Wells and related facilities	(679,935)	(116,954)	8,620	(788,269)

Total	(682,364)	(118,508)	8,666	(792,206)

Oil and gas properties, net
Mineral interests in proved properties	19,963			26,382
Mineral interests in unproved properties	33,376			43,347
Wells and related facilities	759,915			826,463

Total	813,254			896,192

Provision for impairment
Mineral interests in proved properties	—	—	—	—
Mineral interests in unproved properties	—	—	—	—
Wells and related facilities	(12,171)	(3,684)	145	(15,710)

Total	(12,171)	(3,684)	145	(15,710)

Net book value
Mineral interests in proved properties	19,963			26,382
Mineral interests in unproved properties	33,376			43,347
Wells and related facilities	747,744			810,753

Total	801,083			880,482

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

Depletion charged to profit or loss provided on oil and gas properties for the year ended December 31, 2014 was RMB 114,931.

As of December 31, 2014, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 86,603. Related depletion charge for the year ended December 31, 2014 was RMB 6,536.

16 CONSTRUCTION MATERIALS

The Group’s construction materials mainly represent the actual cost of materials purchased for construction projects.

17 CONSTRUCTION IN PROGRESS

Project Name	Budget	December 31, 2013	Addition	Transferred to fixed assets or oil and gas properties	Other Reduction	December 31, 2014	Proportion of construction compared to budget %	Capitalised interest expense	Including: capitalised interest expense for current year	Source of fund

Sino-Venezuela joint venture Guangdong Petrochemical refinery project with an output of 20 million tons per year	49,977	2,364	2,184	(1)	—	4,547	14%	164	103	Self & Loan

Yunnan 10 million tons crude oil per year refinery project	20,080	2,662	9,447	—	—	12,109	60%	78	72	Self & Loan

Jinzhou-Zhengzhou Refined oil pipeline	8,241	4	4,465	—	—	4,469	54%	72	72	Self & Loan

Middle and East of Third West-East Gas Pipeline	58,478	5,292	3,222	—	—	8,514	22%	—	—	Self

Other		272,120	232,802	(281,639)	(12,474)	210,809		5,182	3,102

		282,442	252,120	(281,640)	(12,474)	240,448		5,496	3,349

Less:
Provision for impairment		(117)				(108)

		282,325				240,340

For the year ended December 31, 2014, the capitalised interest expense amounted to RMB 3,349 (2013: RMB 3,876). The annual interest rates used to determine the capitalised amount in 2014 are 5.76%.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

18 INTANGIBLE ASSETS

	December 31, 2013	Addition	Reduction	December 31, 2014

Cost
Land use rights	53,240	5,301	(163)	58,378
Patents	4,069	359	(7)	4,421
Other (i)	24,782	3,703	(186)	28,299

Total	82,091	9,363	(356)	91,098

Accumulated amortisation
Land use rights	(7,531)	(1,669)	21	(9,179)
Patents	(2,537)	(343)	7	(2,873)
Other	(8,737)	(2,265)	135	(10,867)

Total	(18,805)	(4,277)	163	(22,919)

Intangible assets, net
Land use rights	45,709			49,199
Patents	1,532			1,548
Other	16,045			17,432

Total	63,286			68,179

Provision for impairment	(694)	—	4	(690)

Net book value	62,592			67,489

(i)	Other intangible assets principally include non-proprietary technology and trademark use right etc.

Amortisation charged to profit or loss provided on intangible assets for the year ended December 31, 2014 was RMB 4,154.

Research and development expenditures for the year ended December 31, 2014 amounted to RMB 13,088 (2013: RMB 14,169), which have been recognised in profit or loss.

19 GOODWILL

Goodwill primarily relates to the acquisition of Singapore Petroleum Company and Petroineos Trading Limited, completed in 2009 and 2011 respectively. Goodwill should be subject to impairment assessment related to the cash-generating unit. The recoverable amount of all cash-generating units has been determined based on the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. These calculations use pre-tax cash flow projections based on financial budgets approved by management. The discount rates used are pre-tax and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amount, no impairment was identified.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

20 LONG-TERM PREPAID EXPENSES

	December 31, 2013	Addition	Reduction	December 31, 2014
Advance lease payments (i)	17,255	2,911	(2,527)	17,639
Other	9,169	4,205	(2,286)	11,088

Total	26,424	7,116	(4,813)	28,727

(i)	Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities.

Amortisation charged to profit or loss provided on long-term prepaid expenses for the year ended December 31, 2014 was RMB 4,483.

21 PROVISION FOR ASSETS

	December 31, 2013	Addition	Reduction		December 31, 2014
			Reversal	Write-off

Bad debts provision	3,039	86	(56)	(65)	3,004

Including:
Bad debts provision for accounts receivable	496	74	(38)	(16)	516

Bad debts provision for other receivables	2,526	11	(18)	(49)	2,470

Bad debts provision for advances to suppliers	17	1	—	—	18

Provision for declines in the value of inventories	631	1,924	(74)	(230)	2,251

Provision for impairment of available-for-sale financial assets	378	5	—	(7)	376

Provision for impairment of long-term equity investments	188	69	—	(15)	242

Provision for impairment of fixed assets	31,432	1	—	(680)	30,753

Provision for impairment of oil and gas properties	12,171	3,684	—	(145)	15,710

Provision for impairment of construction in progress	117	5	—	(14)	108

Provision for impairment of intangible assets	694	—	—	(4)	690

Total	48,650	5,774	(130)	(1,160)	53,134

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

22 SHORT-TERM BORROWINGS

	December 31, 2014	December 31, 2013
Guarantee - RMB	35	—
Guarantee - USD	550	—
Pledge - RMB	—	13
Impawn - RMB	—	230
Unsecured - RMB	52,416	35,153
Unsecured - USD	59,299	71,913
Unsecured - JPY	2,670	3,233
Unsecured - Other	363	352

	115,333	110,894

As of December 31, 2014, the above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

The weighted average interest rate for short-term borrowings as of December 31, 2014 is 2.84% per annum (December 31, 2013: 2.56%).

23 NOTES PAYABLE

As of December 31, 2014, notes payable mainly represented commercial acceptance. As of December 31, 2013, notes payable mainly represented bank acceptance. All notes payable are matured within one year.

24 ACCOUNTS PAYABLE

As of December 31, 2014, accounts payable aged over one year amounted to RMB 35,162 (December 31, 2013: RMB 30,449), and mainly comprised of payables to several suppliers and were not settled.

25 ADVANCES FROM CUSTOMERS

As of December 31, 2014, advances from customers mainly represented the sales of natural gas, crude oil and refined oil. The advances from customers aged over one year amounted to RMB 4,251 (December 31, 2013: RMB 3,317).

26 EMPLOYEE COMPENSATION PAYABLE

(1) Employee compensation payable listed as below

	December 31, 2013	Addition	Reduction	December 31, 2014

Short-term employee benefits	4,636	106,009	(104,935)	5,710

Post-employment benefits - defined contribution plans	188	17,558	(17,557)	189

Termination benefits	12	37	(45)	4

	4,836	123,604	(122,537)	5,903

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

(2) Short-term employee benefits

	December 31, 2013	Addition	Reduction	December 31, 2014

Wages, salaries and allowances	1,906	79,479	(79,131)	2,254

Staff welfare	1	8,158	(8,158)	1

Social security contributions	582	7,756	(7,663)	675

Including:
Medical insurance	544	6,798	(6,708)	634

Work-related injury insurance	25	623	(617)	31

Maternity insurance	13	322	(325)	10

Housing provident funds	71	7,365	(7,372)	64

Labour union funds and employee education funds	2,039	2,981	(2,495)	2,525

Other	37	270	(116)	191

	4,636	106,009	(104,935)	5,710

(3) Post-employment benefits-defined contribution plans

	December 31, 2013	Addition	Reduction	December 31, 2014
Basic pension insurance	118	13,050	(13,058)	110
Unemployment insurance	32	1,155	(1,148)	39
Annuity	38	3,353	(3,351)	40

	188	17,558	(17,557)	189

As of December 31, 2014, employee benefits payable did not contain any balance in arrears.

27 TAXES PAYABLE

	December 31, 2014	December 31, 2013
Income tax payable	6,917	16,013
Consumption tax payable	11,311	10,405
Crude oil special gain levy payable	10,990	19,237
Other	17,423	24,063

	46,641	69,718

28 OTHER PAYABLES

As of December 31, 2014, other payables mainly comprised deposits and payments made on behalf, and other payables aged over one year amounted to RMB 10,818 (December 31, 2013: RMB 8,802).

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

29 PROVISIONS

	December 31, 2013	Addition	Reduction	December 31, 2014
Assets retirement obligations	94,531	15,398	(775)	109,154

Assets retirement obligations are related to oil and gas properties.

30 CURRENT PORTION OF NON-CURRENT LIABILITIES

	December 31, 2014	December 31, 2013
Long-term borrowings due within one year
Guarantee – RMB	27	18
Guarantee – USD	34	39
Guarantee – Other	25	19
Impawn – USD	—	2,134
Unsecured – RMB	25,539	46,632
Unsecured – USD	8,161	18,010
Unsecured – Other	9	21

	33,795	66,873
Debentures payable due within one year	20,000	15,000

	53,795	81,873

The above-mentioned guaranteed borrowings due within one year were mainly guaranteed by CNPC and its subsidiaries.

31 LONG-TERM BORROWINGS

	December 31, 2014	December 31, 2013
Guarantee – RMB	2,848	3,695
Guarantee – USD	7,314	245
Guarantee – Other	131	112
Impawn – RMB	308	179
Impawn – USD	3,059	5,182
Unsecured – RMB	255,076	230,843
Unsecured – USD	63,788	38,155
Unsecured – Other	74	170

	332,598	278,581
Less: Long-term borrowings due within one year (Note 30)	(33,795)	(66,873)

	298,803	211,708

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

The above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

The above-mentioned impawned RMB borrowings were impawned by stock equity of a net book value of RMB 242; the above-mentioned impawned USD borrowings were impawned by time deposit of USD 500 million.

The maturities of long-term borrowings at the dates indicated are analysed as follows:

	December 31, 2014	December 31, 2013
Between one and two years	62,652	40,900
Between two and five years	135,104	120,445
After five years	101,047	50,363

	298,803	211,708

The weighted average interest rate for long-term borrowings as of December 31, 2014 is 4.16% (December 31, 2013: 4.37%).

The fair values of long-term borrowings amounted to RMB 321,536 (December 31, 2013: RMB 267,435). The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings).

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

32 DEBENTURES PAYABLE

Debentures’ Name	Issue date	Term of Debentures	Annual interest rate %	December 31, 2013	Addition	Reduction	December 31, 2014

2009 PetroChina Company Limited third tranche medium-term notes	May 26, 2009	5 - year	3.35	15,000	—	(15,000)	—

2010 PetroChina Company Limited first tranche medium-term notes	February 5, 2010	7 - year	4.60	11,000	—	—	11,000

2010 PetroChina Company Limited second tranche medium-term notes (i)	May 19, 2010	7 - year	3.97	20,000	—	—	20,000

2010 PetroChina Company Limited third tranche medium-term notes	May 19, 2010	5 - year	3.97	20,000	—	—	20,000

2012 PetroChina Company Limited Corporate Debentures first tranche - 5 years	November 22, 2012	5 - year	4.55	16,000	—	—	16,000

2012 PetroChina Company Limited Corporate Debentures first tranche - 10 years	November 22, 2012	10 - year	4.90	2,000	—	—	2,000

2012 PetroChina Company Limited Corporate Debentures first tranche - 15 years	November 22, 2012	15 - year	5.04	2,000	—	—	2,000

2013 PetroChina Company Limited Corporate Debentures first tranche - 5 years	March 15, 2013	5 - year	4.47	16,000	—	—	16,000

2013 PetroChina Company Limited Corporate Debentures first tranche - 10 years	March 15, 2013	10 - year	4.88	4,000	—	—	4,000

Other				154	501	(157)	498

				106,154	501	(15,157)	91,498

Less: Debentures Payable due within one year (Note 30)				(15,000)			(20,000)

				91,154			71,498

(i)	The second tranche medium-term notes has a term of 7 years, with an option to determine the interest rate for the issuer and a put option for the investors at the end of the fifth year.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

The above-mentioned debentures were issued at the par value, without premium or discount.

As of December 31, 2014, the above-mentioned debentures which were guaranteed by CNPC and its subsidiaries amounted to RMB 40,000 (December 31, 2013: RMB 40,000).

The fair values of the debentures amounted to RMB 94,481 (December 31, 2013: RMB 101,280). The fair values are based on discounted cash flows using an applicable discount rate based upon the prevailing market rates as at the balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings).

33 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are listed as below:

(a) Deferred tax assets

	December 31, 2014		December 31, 2013
	Deferred tax assets	Deductible temporary differences	Deferred tax assets	Deductible temporary differences
Provision for impairment of assets	7,517	33,864	8,016	36,282
Wages and welfare	972	4,402	804	3,688
Carry forward of losses	20,861	182,514	15,615	136,099
Other	17,231	70,579	16,930	69,577

	46,581	291,359	41,365	245,646

(b) Deferred tax liabilities

	December 31, 2014		December 31, 2013
	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences

Depreciation and depletion of fixed assets and oil and gas properties	41,525	160,151	40,393	159,595

Other	5,885	33,323	4,833	29,971

	47,410	193,474	45,226	189,566

Deferred tax assets and liabilities after offset are listed as below:

	December 31, 2014	December 31, 2013
Deferred tax assets	14,995	11,226
Deferred tax liabilities	15,824	15,087

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

34 SHARE CAPITAL

	December 31, 2014	December 31, 2013
H shares	21,099	21,099
A shares	161,922	161,922

	183,021	183,021

The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co., The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

Pursuant to the approval of CSRC, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock with a par value of RMB 1.00 yuan per share, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

The Company issued an additional 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 1, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina’s issuance of new H shares.

The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

35 CAPITAL SURPLUS

	December 31, 2013	Addition	Reduction	December 31, 2014
Capital premium	73,181	—	(57)	73,124
Other capital surplus
Capital surplus under the old CAS	40,955	—	—	40,955
Other	1,416	—	(3)	1,413

	115,552	—	(60)	115,492

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

36 SURPLUS RESERVES

	December 31, 2013	Addition	Reduction	December 31, 2014
Statutory Surplus Reserves	175,011	9,686	—	184,697
Discretionary Surplus Reserves	40	—	—	40

	175,051	9,686	—	184,737

Pursuant to the Company Law of PRC, the Company’s Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company’s registered capital. The Statutory Surplus Reserves may be used to make good previous years’ losses or to increase the capital of the Company upon approval.

The Discretionary Surplus Reserves is approved by a resolution of shareholders’ general meeting after Board of Directors’ proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company upon approval. The Company has not extracted Discretionary Surplus Reserves for the year ended December 31, 2014 (2013: None).

37 UNDISTRIBUTED PROFITS

For the year ended December 31, 2014
Undistributed profits at beginning of the period	664,136
Add: Net profit attributable to equity holders of the Company	107,173
Less: Appropriation to statutory surplus reserves	(9,686)
Ordinary share dividends payable	(59,475)
Other	(8)

Undistributed profits at end of the period	702,140

At the meeting on March 26, 2015, the Board of Directors proposed final dividends attributable to equity holders of the Company in respect of 2014 of RMB 0.09601 yuan per share, amounting to a total of RMB 17,572, according to the issued 183,021 million shares. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the balance sheet date and have not been approved by shareholders in the Annual General Meeting.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

38 NON-CONTROLLING INTERESTS

Non-controlling interests attributable to non-controlling interests of subsidiaries

	Percentage of shares held by non-controlling interests	Profit or loss attributable to non- controlling interests	Dividends declared to non-controlling interests	Balance of non- controlling interests

CNPC Exploration and Development Company Limited	50%	7,540	3,268	59,662

PetroChina Northwest United Pipeline Company Limited	48%	196	373	30,237

KunLun Energy Company Limited	42%	4,379	3,661	34,076

PetroKazakhstan Inc.	33%	821	242	3,733

Other				14,042

				141,750

39 OPERATING INCOME AND COST OF SALES

	Group
	2014	2013
Income from principal operations (a)	2,240,926	2,214,646
Income from other operations (b)	42,036	43,478

	2,282,962	2,258,124

	Group
	2014	2013
Cost of sales from principal operations (a)	1,695,213	1,658,363
Cost of sales from other operations (b)	40,141	43,477

	1,735,354	1,701,840

	Company
	2014	2013
Income from principal operations (a)	1,380,085	1,330,423
Income from other operations (b)	29,777	31,866

	1,409,862	1,362,289

	Company
	2014	2013
Cost of sales from principal operations (a)	1,044,081	972,604
Cost of sales from other operations (b)	29,018	32,131

	1,073,099	1,004,735

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

(a) Income and cost of sales from principal operations

	Group
	2014		2013
	Income	Cost	Income	Cost
Exploration and Production	760,962	427,539	766,193	414,293
Refining and Chemicals	839,233	702,387	864,463	726,263
Marketing	1,926,685	1,865,461	1,934,240	1,873,445
Natural gas and Pipeline	280,078	266,060	228,894	223,718
Head Office and Other	452	210	485	240
Intersegment elimination	(1,566,484)	(1,566,444)	(1,579,629)	(1,579,596)

Total	2,240,926	1,695,213	2,214,646	1,658,363

	Company
	2014		2013
	Income	Cost	Income	Cost
Exploration and Production	595,527	420,841	596,022	415,217
Refining and Chemicals	812,452	678,176	862,511	724,573
Marketing	856,128	815,277	889,555	844,216
Natural gas and Pipeline	237,656	246,402	174,258	179,002
Head Office and Other	196	148	236	174
Intersegment elimination	(1,121,874)	(1,116,763)	(1,192,159)	(1,190,578)

Total	1,380,085	1,044,081	1,330,423	972,604

(b) Income and cost of sales from other operations

	Group
	2014		2013
	Income	Cost	Income	Cost
Sale of materials	7,642	7,480	8,719	8,532
Other	34,394	32,661	34,759	34,945

Total	42,036	40,141	43,478	43,477

	Company
	2014		2013
	Income	Cost	Income	Cost
Sale of materials	4,994	4,490	5,799	5,359
Other	24,783	24,528	26,067	26,772

Total	29,777	29,018	31,866	32,131

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

40 TAX AND LEVIES ON OPERATIONS

	2014	2013
Business tax	537	999
City maintenance and construction tax	14,128	13,438
Educational surcharge	9,668	9,176
Consumption tax	104,262	99,800
Resource tax	26,305	28,409
Crude oil special gain levy	64,376	72,726
Other	8,498	14,115

	227,774	238,663

41 SELLING EXPENSES

	2014	2013
Employee compensation costs	20,569	19,280
Depreciation, depletion and amortisation	7,410	6,859
Transportation expense	15,931	14,949
Lease, packing, warehouse storage expenses	7,070	6,821
Other	12,227	12,127

	63,207	60,036

42 GENERAL AND ADMINISTRATIVE EXPENSES

	2014	2013
Employee compensation costs	29,709	29,653
Depreciation, depletion and amortisation	7,937	7,567
Repair expense	8,493	11,646
Lease, packing, warehouse storage expenses	4,880	4,927
Safety fund	7,004	7,165
Other taxes	8,519	8,125
Technology service expense	2,300	2,611
Other	15,753	18,870

	84,595	90,564

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

43 FINANCE EXPENSES

	2014	2013
Interest expense	23,319	23,081
Less: Interest income	(1,596)	(2,222)
Exchange losses	7,333	4,105
Less: Exchange gains	(5,020)	(4,157)
Other	841	1,090

	24,877	21,897

44 ASSET IMPAIRMENT LOSSES

	2014	2013
Impairment losses for bad debts provision	30	(51)
Impairment losses for declines in the value of inventories	1,850	360
Impairment losses for available-for-sale financial assets	5	7
Impairment losses for fixed assets and oil and gas properties	3,685	3,857
Impairment losses for intangible assets	—	4
Impairment losses for construction in progress	5	5

	5,575	4,182

45 INVESTMENT INCOME

	Group
	2014	2013
Gain on available-for-sale financial assets	375	363
Share of profit of associates and joint ventures	10,962	10,228
Gain on disposal of associates and joint ventures	41	11
Gain on disposal of subsidiaries	972	25
Other (loss)/gain	(53)	142

	12,297	10,769

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

The investment income from the top five long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Group’s profit before taxation was RMB 12,588 (2013: RMB 10,335).

	Company
	2014	2013
Gain on available-for-sale financial assets	324	316
Share of profit of associates and joint ventures	7,547	254
Dividends declared by subsidiaries	51,664	58,093
Gain / (loss) on disposal of associates and joint ventures	33	(4)
Gain on disposal of subsidiaries	490	3,998
Other	3	15

	60,061	62,672

The investment income from the top five long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Company’s profit before taxation was RMB 7,507 (2013: RMB 2,693).

46 NON-OPERATING INCOME AND EXPENSES

(a) Non-operating income

	2014	2013	Amounts included in non-recurring profit/loss Items of 2014

Gains on disposal of fixed assets and oil and gas properties	295	289	295

Government grants (i)	10,931	10,347	3,932

Gain on disposal of certain pipeline net assets and operations	—	24,822	—

Other	2,048	3,277	2,048

	13,274	38,735	6,275

(i)	Comprise proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

(b) Non-operating expenses

	2014	2013	Amounts included in non-recurring profit/loss Items of 2014
Loss on disposal of fixed assets and oil and gas properties	4,016	3,832	4,016
Fines	369	948	369
Donation	366	357	366
Extraordinary loss	301	1,105	301
Other	5,331	6,188	5,331

	10,383	12,430	10,383

47 TAXATION

	2014	2013
Income taxes	41,007	52,112
Deferred taxes	(3,273)	(16,325)

	37,734	35,787

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2014	2013

Profit before taxation	156,768	178,016

Tax calculated at a tax rate of 25%	39,192	44,504

Prior year tax return adjustment	1,900	1,005

Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	2,303	2,361

Effect of preferential tax rate	(6,948)	(15,687)

Tax effect of income not subject to tax	(4,953)	(3,743)

Tax effect of expenses not deductible for tax purposes	6,240	7,347

Taxation	37,734	35,787

48 EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2014 and 2013 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.

There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

49 OTHER COMPREHENSIVE INCOME

Other comprehensive (loss) / income attributable to equity holders of the Company	December 31, 2013	Addition	Reduction	December 31, 2014

Other comprehensive (loss) / income would be reclassified to profit or loss

Including:
Share of other comprehensive (loss)/ income of equity-accounted investee	(10)	175	(16)	149

Gains or losses arising from changes in fair value of available-for-sale financial assets	177	153	(47)	283

Translation differences arising on translation of foreign currency financial statements	(13,956)	60	(6,218)	(20,114)

Others	(43)	—	—	(43)

Total	(13,832)	388	(6,281)	(19,725)

50 SUPPLEMENT TO INCOME STATEMENT

Expenses are analysed by their nature:

	2014	2013
Operating income	2,282,962	2,258,124

Less: Changes in inventories of finished goods and work in progress	(25,817)	(4,498)

Raw materials and consumables used	(1,460,408)	(1,460,307)

Employee benefits expenses	(120,822)	(116,422)

Depreciation, depletion and amortisation expenses	(173,981)	(159,521)

Impairment losses of non-current assets	(3,695)	(3,873)

Lease expenses	(10,935)	(10,419)

Finance expenses	(24,877)	(21,897)

Other expenses	(308,550)	(329,476)

Operating profit	153,877	151,711

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

51 NOTES TO CONSOLIDATED AND COMPANY CASH FLOWS

(a) Reconciliation from the net profit to the cash flows operating activities

	Group		Company
	2014	2013	2014	2013

Net profit	119,034	142,229	96,864	134,356

Add: Impairment of asset, net	5,575	4,182	2,361	4,036

Depreciation and depletion of fixed assets and oil and gas properties	165,344	152,128	107,042	103,940

Amortisation of intangible assets	4,154	3,498	3,582	3,054

Amortisation of long-term prepaid expenses	4,483	3,895	3,864	3,347

Loss on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	3,687	3,549	2,491	2,754

Capitalised exploratory costs charged to expense	12,063	12,036	10,873	9,697

Safety fund reserve	4,847	4,898	3,812	4,248

Finance expense	21,723	20,859	21,590	22,000

Investment income	(12,297)	(10,769)	(60,061)	(62,672)

Decrease in deferred taxation	(3,273)	(16,325)	(1,214)	(13,575)

Decrease / (increase) in inventories	59,215	(13,887)	48,457	(8,094)

Gain on disposal of certain pipeline net assets and operations	—	(24,822)	(9,446)	(29,644)

Decrease / (increase) in operating receivables	2,651	(13,621)	6,726	(11,906)

(Decrease) / increase in operating payables	(30,729)	20,679	(2,630)	22,322

Net cash flows from operating activities	356,477	288,529	234,311	183,863

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

(b) Net increase in cash and cash equivalents

	Group		Company
	2014	2013	2014	2013
Cash at end of the period	73,778	51,407	38,507	27,484
Less: Cash at beginning of the period	(51,407)	(43,395)	(27,484)	(11,574)
Add: Cash equivalents at end of the period	—	—	—	—
Less: Cash equivalents at beginning of the period	—	—	—	—

Increase in cash and cash equivalents	22,371	8,012	11,023	15,910

(c) Cash and cash equivalents

	Group		Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Cash at bank and on hand	76,021	57,250	38,507	27,484
Less: Time deposits with maturities over 3 months	(2,243)	(5,843)	—	—

Cash and cash equivalents at end of the period	73,778	51,407	38,507	27,484

52 SEGMENT REPORTING

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group has presented geographical information based on entities located in regions with similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 4 - “Principal Accounting Policies and Accounting Estimates”.

(1) Operating segments

(a) Segment information as of and for the year ended December 31, 2014 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total

Revenue	777,574	846,082	1,938,501	284,262	3,027	3,849,446

Less: Intersegment revenue	(629,186)	(668,002)	(244,226)	(24,398)	(672)	(1,566,484)

Revenue from external customers	148,388	178,080	1,694,275	259,864	2,355	2,282,962

Segment expenses (i)	(455,357)	(304,180)	(1,258,938)	(77,270)	(15,185)	(2,110,930)

Segment result	192,714	(20,461)	7,875	4,243	(12,339)	172,032

Unallocated expenses						(18,155)

Operating profit						153,877

Segment assets	1,258,523	340,570	375,691	532,518	1,536,901	4,044,203

Other assets						15,955

Elimination of intersegment balances (ii)						(1,654,782)

Total assets						2,405,376

Segment liabilities	505,029	136,492	169,804	172,402	688,203	1,671,930

Other liabilities						62,465

Elimination of intersegment balances (ii)						(646,779)

Total liabilities						1,087,616

Depreciation, depletion and amortisation	(125,744)	(21,536)	(11,708)	(12,797)	(2,196)	(173,981)

Asset impairment losses	3,755	181	1,611	28	—	5,575

Capital expenditure	221,479	30,965	5,616	32,919	750	291,729

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

(b) Segment information as of and for the year ended December 31, 2013 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total

Revenue	783,694	871,815	1,946,806	232,751	2,687	3,837,753

Less: Intersegment revenue	(618,851)	(681,687)	(263,100)	(15,360)	(631)	(1,579,629)

Revenue from external customers	164,843	190,128	1,683,706	217,391	2,056	2,258,124

Segment expenses (i)	(446,216)	(296,427)	(1,271,800)	(60,846)	(15,814)	(2,091,103)

Segment result	192,923	(16,752)	8,757	(4,505)	(13,402)	167,021

Unallocated expenses						(15,310)

Operating profit						151,711

Segment assets	1,209,075	367,704	382,664	476,521	1,529,657	3,965,621

Other assets						11,226

Elimination of intersegment balances (ii)						(1,634,843)

Total assets						2,342,004

Segment liabilities	487,745	151,415	191,534	174,808	661,173	1,666,675

Other liabilities						84,805

Elimination of intersegment balances (ii)						(679,384)

Total liabilities						1,072,096

Depreciation, depletion and amortisation	(115,556)	(18,650)	(11,271)	(11,804)	(2,240)	(159,521)

Asset impairment losses	(25)	4,016	158	33	—	4,182

Capital expenditure	226,376	26,671	7,101	57,439	1,109	318,696

(i)	Segment expenses include operating costs, tax and levies on operations, and selling, general and administrative expenses.
(ii)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

(2) Geographical information

Revenue from external customers	2014	2013

Mainland China	1,479,183	1,503,897

Other	803,779	754,227

	2,282,962	2,258,124

Non-current assets (i)	December 31, 2014	December 31, 2013

Mainland China	1,754,464	1,677,452

Other	242,476	220,770

	1,996,940	1,898,222

(i)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

53 FINANCIAL RISK MANAGEMENT

(1) Financial risk

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(a) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of crude oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(i) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, natural gas, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

(ii) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 31.

(iii) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group did not enter into any material hedging of its price risk during the year.

(b) Credit risk

Credit risk arises from cash at bank and on hand and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and on hand are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years have been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The aging analysis of account receivables and related provision for bad debts are included in Note 9. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.

The carrying amounts of cash at bank and on hand, accounts receivable, other receivables and notes receivable included in the consolidated balance sheet represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

Analysis of the Group’s long-term borrowings based on the remaining period at the balance sheet date to the contractual maturity dates are presented in Note 31.

(2) Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for equity holders and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/ (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2014 is 29.0% (December 31, 2013: 28.1%).

(3) Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2014 and 2013 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash at bank and on hand, accounts receivable, other receivables, accounts payable, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 31.

54 RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1) Parent Company

(a) General information of parent company

CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government.

	Type of Legal Entity	Place of incorporation	Legal representative	Principal activities
China Petroleum National Corporation	State-owned state-controlled and enterprises	PRC	Zhou Jiping

Oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing etc.

(b) Equity interest and voting rights of parent company

	December 31, 2014		December 31, 2013
	Equity interest %	Voting rights %	Equity interest %	Voting rights %

China National Petroleum Corporation	86.51	86.51	86.51	86.51

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

(2) Subsidiaries

Details about subsidiaries and related information are disclosed in Note 6(1).

(3) Nature of Related Parties that are not controlled by the Company

Names of related parties	Relationship with the Company
Dalian West Pacific Petrochemical Co., Ltd	Associate

China Marine Bunker (PetroChina) Co., Ltd	Joint venture

Arrow Energy Holdings Pty Ltd.	Joint venture

PetroChina United Pipelines Company Limited	Joint venture

CNPC Bohai Drilling Engineering Co., Ltd	Fellow subsidiary of CNPC

CNPC Oriental Geophysical Exploration Co., Ltd	Fellow subsidiary of CNPC

CNPC Chuanqing Drilling Engineering Co., Ltd	Fellow subsidiary of CNPC

Daqing Petroleum Administrative Bureau	Fellow subsidiary of CNPC

Liaohe Petroleum Exploration Bureau	Fellow subsidiary of CNPC

China Petroleum Pipeline Bureau	Fellow subsidiary of CNPC

CNPC Transportation Co., Ltd	Fellow subsidiary of CNPC

CNPC Material Company	Fellow subsidiary of CNPC

China Petroleum Finance Co., Ltd (the “CP Finance”)	Fellow subsidiary of CNPC

China National Oil and Gas Exploration and Development Corporation	Fellow subsidiary of CNPC

China National United Oil Corporation	Fellow subsidiary of CNPC

(4) Summary of Significant Related Party transactions

(a) Related party transactions with CNPC and its subsidiaries:

On August 25, 2011, on the basis of Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC and its subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On August 28, 2014, based on the original Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which will take effect since January 1, 2015. The new Comprehensive Products and Services Agreement includes all the terms of the Agreement signed in 2011.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximum annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price. On August 28, 2014, the Company and CNPC issued confirmation letter separately, and adjusted area and fee of leasing land. The Company agreed to lease an aggregate area of approximately 1,777 million square meters from CNPC, and adjusted the total fee of land, according to the newly confirmed area of leasing land and the situation of land market. In addition, the annual fee of land was adjusted to RMB 4,831. Besides area and fee of land, the other lease terms of the Land Use Rights Leasing Contract and Supplemental Land Use Rights Leasing Contract kept the same. The confirmation letter will be effective since January 1, 2015.

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effective thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed. On August 28, 2014, the Company and CNPC issued confirmation letter separately, and adjusted area and fee of leasing building. The Company agreed to lease an aggregate area of approximately 1,179,586 square meters from CNPC, and adjusted the total fee of building, according to the newly confirmed area of leasing building and the situation of building market. In addition, the annual fee of building was adjusted to 708 million. Besides area and fee of building, the other lease terms of the Buildings Leasing Contract kept the same. The confirmation letter will be effective since January 1, 2015.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

	Notes	2014	2013
Sales of goods and services rendered to CNPC and its subsidiaries	(1)	95,670	80,757
Purchase of goods and services from CNPC and its subsidiaries:
Fees paid for construction and technical services	(2)	149,084	175,357
Fees for production services	(3)	155,229	149,005
Social services charges	(4)	3,205	3,185
Ancillary services charges	(5)	4,497	4,369
Material supply services	(6)	25,863	20,739
Financial services
Interest income	(7)	665	429
Interest expense	(8)	14,557	16,425
Other financial service expense	(9)	532	1,213
Rents and other payments made under financial leasing	(10)	201	193
Rental paid to CNPC	(11)	3,273	3,188
Purchases of assets from CNPC and its subsidiaries	(12)	1,498	1,228

Notes:

(1)	Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection, etc.
(2)	Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment, etc.
(3)	Production services comprise the repair of machinery and equipments, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.
(4)	Social services comprise mainly security service, education, hospitals, preschool, etc.
(5)	Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.
(6)	Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.
(7)	The bank deposits in CNPC and fellow CNPC subsidiaries as of December 31, 2014 were RMB 31,307 (December 31, 2013: RMB 16,839).
(8)	The loans from CNPC and fellow CNPC subsidiaries including short-term borrowings, long-term borrowings due within one year and long-term borrowings as of December 31, 2014 were RMB 364,789 (December 31, 2013: RMB 327,478).
(9)	Other financial service expense primarily refers to expense of insurance and other services.
(10)	Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries.
(11)	Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights leasing contract with CNPC.
(12)	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

(b) Related party transactions with associates and joint ventures:

The transactions between the Group and its associates and joint ventures are conducted at government-prescribed prices or market prices.

	2014	2013
(a) Sales of goods
- Crude Oil	4,659	3,715
- Refined products	56,766	39,969
- Chemical products	994	531
(b) Sales of services	36	51
(c) Purchases of goods	57,277	43,585
(d) Purchases of services	14,242	775

(5) Commissioned loans

The Company and its subsidiaries commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of December 31, 2014, the eliminated commissioned loans totalled RMB 62,441, including short-term loans of RMB 50,646, loans due within one year of RMB 3,963 and long-term loans of RMB7,832.

(6) Guarantees

CNPC and its subsidiaries provided guarantees of part of loans and debentures for the Group, see Note 30, Note 31 and Note 32.

(7) Receivables and payables with related parties

(a) Receivables from related parties

	December 31, 2014	December 31, 2013
CNPC and its subsidiaries
Accounts receivable	2,564	5,685
Other receivables	428	2,366
Advances to suppliers	3,194	2,641
Other non-current assets	10,397	15,049

Associates and joint ventures
Accounts receivable	1,597	2,277
Other receivables	4	3
Advances to suppliers	277	523
Other non-current assets	3,502	4,018

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

As of December 31, 2014, the provisions for bad debts of the receivables from related parties amounted to RMB 90 (December 31, 2013: RMB 18).

As of December 31, 2014, the receivables from related parties represented 17% (December 31, 2013: 24%) of total receivables.

(b) Payables to related parties

	December 31, 2014	December 31, 2013
CNPC and its subsidiaries
Accounts payable	79,420	101,553
Other payables	22,355	1,255
Advances from customers	920	675
Notes payable	420	7
Other non-current liabilities	3,000	3,000

Associates and joint ventures
Accounts payable	832	1,544
Other payables	184	107
Advances from customers	230	271

As of December 31, 2014, the payables to related parties represented 30% (December 31, 2013: 28%) of total payables.

(8) Key management personnel compensation

	2014 RMB’000	2013 RMB’000
Key management personnel compensation	14,132	15,499

55 CONTINGENT LIABILITIES

(1) Bank and other guarantees

At December 31, 2014 and 2013, the Group did not guarantee any borrowings or others related parties or third parties.

(2) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

(3) Legal contingencies

Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(4) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

56 COMMITMENTS

(1) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2014 and December 31, 2013 under non-cancellable operating leases are as follows:

	December 31, 2014	December 31, 2013

Within one year	9,855	6,421

Between one and two years	7,960	5,066

Between two and three years	7,862	4,767

Thereafter	172,269	83,450

	197,946	99,704

Operating lease expenses for the year ended December 31, 2014 was RMB 10,935 (2013: RMB 10,419).

(2) Capital commitments

As of December 31, 2014, the Group’s capital commitments contracted but not provided for were RMB 63,027 (December 31, 2013: RMB 55,743).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

(3) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 719 for the year ended December 31, 2014 (2013: RMB 717).

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (All amounts in RMB millions unless otherwise stated)

Estimated annual payments for the next five years are as follows:

	December 31, 2014	December 31, 2013

Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

57 EVENTS SUBSEQUENT TO BALANCE SHEET DATE

(1) Increase of the Threshold of the Crude Oil Special Gain Levy

Pursuant to the Notice from the MOF on the Increase of the Threshold of the Crude Oil Special Gain Levy ( Cai Shui [2014] No. 115), the threshold of the crude oil special gain levy will increase to US$65, which has 5 levels and is still calculated and charged according to the progressive and valorem rates on the excess amounts from January 1, 2015.

(2) Increase of the Consumpution Tax of the Refined Oil

In accordance with the Notice on Continuing to Raise the Refined Oil Consumption Tax (Cai Shui [2015] No. 11) jointly issued by the MOF and the SAT , the unit amount of the consumption tax on gasoline, naphtha, solvent oil and the lubricating oil and that on diesel, jet fuel and fuel oil will be raised from RMB 1.4 yuan per litre to RMB 1.52 yuan per litre and from RMB 1.1 yuan per litre to RMB 1.2 yuan per litre, respectively, commencing from January 13, 2015. Collection of tax on jet fuel will continue to be suspended.

(3) Adjustment of the Price of the Natural Gas for Non-residuential Users

In accordance with the Notice on Concerning the Adjustment of the Price of Natural Gas Consumed by Non-residential Users (Fa Gai Jia Ge [2015] No. 351) issued by the National Development and Reform Commission, the price of domestic natural gas for the consumption amount in 2012 and for that exceeds 2012 level will be officially adjusted to the same level, commencing from April 1, 2015. In consideration of the price movement of alternative energy like fuel oil and liquefied petroleum gas in the second half of 2014 and the current pricing mechanism of natural gas, the citygate price ceiling for the consumption amount exceeds 2012 level will decrease by RMB 440.00 yuan per Kilostere, the citygate price ceiling for the consumption amount in 2012 will increase by RMB 40.00 yuan per Kilostere.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2014

(All amounts in RMB millions unless otherwise stated)

FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION

1 NON-RECURRING PROFIT/LOSS ITEMS

	2014	2013

Net loss on disposal of non-current assets	(2,674)	(3,537)

Government grants recognised in the income statement	3,932	2,908

Net gain / (loss) on disposal of available-for-sale financial assets	100	(3)

Reversal of provisions for bad debts against receivables	56	80

Gain on disposal of certain pipeline net assets and operations	—	24,822

Other non-operating income and expenses	(4,362)	(5,330)

	(2,948)	18,940

Tax impact of non-recurring profit/loss items	446	(6,355)

Impact of non-controlling interests	(401)	339

Total	(2,903)	12,924

2 SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS

The consolidated net profit for the year under IFRS and CAS were RMB 119,028 and RMB 119,034 respectively, with a difference of RMB 6; the consolidated shareholders’ equity for the year under IFRS and CAS were RMB 1,317,781 and RMB 1,317,760 respectively, with a difference of RMB 21. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.

During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

KPMG	Telephone	+852 2522 6022
8th Floor	Fax	+852 2845 2588
Prince’s Building	Internet	kpmg.com/cn
10 Chater Road
Central, Hong Kong
P O Box 50
General Post Office
Hong Kong

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED (Established in the People’s Republic of China with limited liability)

We have audited the accompanying consolidated financial statements of PetroChina Company Limited (the “Company”) and its subsidiaries (the “Group”), which comprise the consolidated and company statements of financial position as at December 31, 2014, the consolidated statements of comprehensive income, cash flows and changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors’ responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2014, and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

March 26, 2015

FINANCIAL STATEMENTS    2014 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2014

(Amounts in millions)

	Notes	2014	2013
		RMB	RMB
TURNOVER	6	2,282,962	2,258,124

OPERATING EXPENSES
Purchases, services and other		(1,486,225)	(1,464,805)
Employee compensation costs	8	(120,822)	(116,422)
Exploration expenses, including exploratory dry holes		(22,064)	(25,301)
Depreciation, depletion and amortisation		(177,463)	(163,365)
Selling, general and administrative expenses		(73,413)	(79,021)
Taxes other than income taxes	9	(237,997)	(248,086)
Other income, net		4,855	27,518

TOTAL OPERATING EXPENSES		(2,113,129)	(2,069,482)

PROFIT FROM OPERATIONS		169,833	188,642

FINANCE COSTS
Exchange gain		5,020	4,157
Exchange loss		(7,333)	(4,105)
Interest income		1,596	2,222
Interest expense	10	(23,319)	(23,081)

TOTAL NET FINANCE COSTS		(24,036)	(20,807)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	17	10,962	10,228

PROFIT BEFORE INCOME TAX EXPENSE	7	156,759	178,063
INCOME TAX EXPENSE	12	(37,731)	(35,789)

PROFIT FOR THE YEAR		119,028	142,274

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences		(7,557)	(11,432)
Fair value gain from available-for-sale financial assets, net of tax		91	45
Share of the other comprehensive income / (loss) of associates and joint ventures accounted for using the equity method		159	(218)

OTHER COMPREHENSIVE LOSS, NET OF TAX		(7,307)	(11,605)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		111,721	130,669

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		107,172	129,599
Non-controlling interests		11,856	12,675

		119,028	142,274

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		101,279	120,577
Non-controlling interests		10,442	10,092

		111,721	130,669

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	14	0.59	0.71

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2014

(Amounts in millions)

	Notes	2014	2013
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	16	1,747,691	1,648,823
Investments in associates and joint ventures	17	116,947	116,700
Available-for-sale financial assets	18	2,170	1,641
Advance operating lease payments	20	66,341	62,449
Intangible and other non-current assets	21	62,962	67,270
Deferred tax assets	31	14,995	11,226
Time deposits with maturities over one year		3,059	3,048

TOTAL NON-CURRENT ASSETS		2,014,165	1,911,157

CURRENT ASSETS
Inventories	22	165,977	227,017
Accounts receivable	23	53,104	64,027
Prepaid expenses and other current assets	24	83,379	68,299
Notes receivable	25	12,827	14,360
Time deposits with maturities over three months but within one year		2,243	5,843
Cash and cash equivalents	26	73,778	51,407

TOTAL CURRENT ASSETS		391,308	430,953

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	364,060	383,004
Income taxes payable		6,917	16,013
Other taxes payable		39,724	53,705
Short-term borrowings	28	169,128	192,767

TOTAL CURRENT LIABILITIES		579,829	645,489

NET CURRENT LIABILITIES		(188,521)	(214,536)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,825,644	1,696,621

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	29	183,021	183,021
Retained earnings		707,303	669,300
Reserves	30	285,570	280,414

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,175,894	1,132,735
NON-CONTROLLING INTERESTS		141,887	137,200

TOTAL EQUITY		1,317,781	1,269,935

NON-CURRENT LIABILITIES
Long-term borrowings	28	370,301	302,862
Asset retirement obligations	32	109,154	94,531
Deferred tax liabilities	31	15,900	15,166
Other long-term obligations		12,508	14,127

TOTAL NON-CURRENT LIABILITIES		507,863	426,686

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,825,644	1,696,621

The accompanying notes are an integral part of these financial statements.

Chairman Zhou Jiping	Vice Chairman and President Wang Dongjin	Chief Financial Officer Yu Yibo

FINANCIAL STATEMENTS    2014 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

STATEMENT OF FINANCIAL POSITION

As of December 31, 2014

(Amounts in millions)

	Notes	2014	2013
		RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	16	1,079,347	1,117,316
Investments in associates and joint ventures	17	57,816	56,431
Available-for-sale financial assets	18	1,486	1,309
Subsidiaries	19	304,292	265,533
Advance operating lease payments	20	53,398	50,958
Intangible and other non-current assets	21	35,730	39,788
Deferred tax assets	31	10,334	9,167

TOTAL NON-CURRENT ASSETS		1,542,403	1,540,502

CURRENT ASSETS
Inventories	22	124,046	173,290
Accounts receivable	23	6,405	4,694
Prepaid expenses and other current assets	24	133,867	87,797
Notes receivable	25	9,743	10,973
Cash and cash equivalents	26	38,507	27,484

TOTAL CURRENT ASSETS		312,568	304,238

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	217,475	227,011
Income taxes payable		—	10,650
Other taxes payable		31,036	35,661
Short-term borrowings	28	147,589	181,552

TOTAL CURRENT LIABILITIES		396,100	454,874

NET CURRENT LIABILITIES		(83,532)	(150,636)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,458,871	1,389,866

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	29	183,021	183,021
Retained earnings		609,030	585,495
Reserves	30	304,761	294,511

TOTAL EQUITY		1,096,812	1,063,027

NON-CURRENT LIABILITIES
Long-term borrowings	28	283,830	260,775
Asset retirement obligations	32	72,999	61,291
Other long-term obligations		5,230	4,773

TOTAL NON-CURRENT LIABILITIES		362,059	326,839

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,458,871	1,389,866

The accompanying notes are an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2014

(Amounts in millions)

	2014	2013
	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the year	119,028	142,274
Adjustments for:
Income tax expense	37,731	35,789
Depreciation, depletion and amortisation	177,463	163,365
Capitalised exploratory costs charged to expense	12,063	12,036
Safety fund reserve	4,847	4,898
Share of profit of associates and joint ventures	(10,962)	(10,228)
Reversal of provision for impairment of receivables, net	30	(51)
Write down in inventories, net	1,850	360
Impairment of available-for-sale financial assets	5	7
Loss on disposal of property, plant and equipment	3,721	3,543
Gain on disposal of certain pipeline net assets and operations	—	(24,822)
Gain on disposal of other non-current assets	(1,089)	(28)
Dividend income	(374)	(363)
Interest income	(1,596)	(2,222)
Interest expense	23,319	23,081
Changes in working capital:
Accounts receivable, prepaid expenses and other current assets	2,651	(13,621)
Inventories	59,215	(13,887)
Accounts payable and accrued liabilities	(20,362)	17,205

CASH FLOWS GENERATED FROM OPERATIONS	407,540	337,336
Income taxes paid	(51,063)	(48,807)

NET CASH FLOWS FROM OPERATING ACTIVITIES	356,477	288,529

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS    2014 ANNUAL REPORT

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

For the Year Ended December 31, 2014

(Amounts in millions)

	2014	2013
	RMB	RMB
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(306,551)	(304,100)
Acquisition of investments in associates and joint ventures	(2,587)	(4,278)
Acquisition of available-for-sale financial assets	(219)	(13)
Advance payments on long-term operating leases	(2,735)	(3,172)
Acquisition of intangible assets and other non-current assets	(3,071)	(2,951)
Purchase of non-controlling interests	(13)	(99)
Proceeds from disposal of property, plant and equipment	7,250	38,687
Proceeds from disposal of other non-current assets	377	397
Interest received	777	2,074
Dividends received	12,319	9,628
Increase/ (decrease) in time deposits with maturities over three months	3,615	(2,683)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(290,838)	(266,510)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(524,137)	(476,943)
Repayments of long-term borrowings	(175,297)	(69,993)
Interest paid	(21,039)	(21,389)
Dividends paid to non-controlling interests	(8,172)	(5,404)
Dividends paid to owners of the Company	(59,475)	(53,470)
Increase in short-term borrowings	528,907	446,845
Increase in long-term borrowings	214,695	154,373
Capital contribution from non-controlling interests	1,587	14,415
Capital reduction of subsidiaries	(17)	(10)
Decrease in other long-term obligations	(1,364)	(663)

NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(44,312)	(12,239)

TRANSLATION OF FOREIGN CURRENCY	1,044	(1,768)

Increase in cash and cash equivalents	22,371	8,012
Cash and cash equivalents at beginning of the year	51,407	43,395

Cash and cash equivalents at end of the year	73,778	51,407

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2014

(Amounts in millions)

	Attributable to Owners of the Company				Non- controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2013	183,021	603,808	277,181	1,064,010	116,738	1,180,748

Profit for the year ended December 31, 2013	—	129,599	—	129,599	12,675	142,274

Other comprehensive loss for the year ended December 31, 2013	—	—	(9,022)	(9,022)	(2,583)	(11,605)

Special reserve-safety fund reserve	—	2,779	(1,132)	1,647	43	1,690

Transfer to reserves	—	(13,436)	13,436	—	—	—

Dividends	—	(53,470)	—	(53,470)	(4,147)	(57,617)

Acquisition of subsidiaries	—	—	—	—	117	117

Transaction with non-controlling interests in subsidiaries	—	—	—	—	(99)	(99)

Capital contribution from non-controlling interests	—	—	(20)	(20)	14,435	14,415

Capital reduction of subsidiaries	—	—	—	—	(10)	(10)

Disposal of subsidiaries	—	—	1	1	(117)	(116)

Other	—	20	(30)	(10)	148	138

Balance at December 31, 2013	183,021	669,300	280,414	1,132,735	137,200	1,269,935

Balance at January 1, 2014	183,021	669,300	280,414	1,132,735	137,200	1,269,935

Profit for the year ended December 31, 2014	—	107,172	—	107,172	11,856	119,028

Other comprehensive loss for the year ended December 31, 2014	—	—	(5,893)	(5,893)	(1,414)	(7,307)

Special reserve-safety fund reserve	—	—	1,423	1,423	28	1,451

Transfer to reserves	—	(9,686)	9,686	—	—	—

Dividends	—	(59,475)	—	(59,475)	(7,429)	(66,904)

Acquisition of subsidiaries	—	—	(48)	(48)	53	5

Transaction with non-controlling interests in subsidiaries	—	—	—	—	(13)	(13)

Capital contribution from non-controlling interests	—	—	(9)	(9)	1,695	1,686

Capital reduction of subsidiaries	—	—	—	—	(28)	(28)

Disposal of subsidiaries	—	—	—	—	(67)	(67)

Other	—	(8)	(3)	(11)	6	(5)

Balance at December 31, 2014	183,021	707,303	285,570	1,175,894	141,887	1,317,781

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

1	ORGANISATION AND PRINCIPAL ACTIVITIES

PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 38).

2	BASIS OF PREPARATION

The consolidated financial statements and the statement of financial position of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements and the statement of financial position of the Company have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial position and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

3	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of consolidation

Subsidiaries are entities controlled by the Group. The group controls an entity when it is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The acquisition method of accounting is used to account for the acquisition of subsidiaries except for business combinations under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s net assets.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

The excess of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.

An acquisition of a business which is a business combination under common control is accounted for in a manner similar to a uniting of interests whereby the assets and liabilities acquired are accounted for at carryover predecessor values to the other party to the business combination with all periods presented as if the operations of the Group and the business acquired have always been combined. The difference between the consideration paid by the Group and the net assets or liabilities of the business acquired is adjusted against equity.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

For purpose of the presentation of the Company’s statement of financial position, investments in subsidiaries are accounted for at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment.

A listing of the Group’s principal subsidiaries is set out in Note 19.

(b) Investments in associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting in the consolidated financial statements of the Group and are initially recognised at cost.

Under this method of accounting, the Group’s share of the post-acquisition profits or losses of associates is recognised in the consolidated profit or loss and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired associate at the date of acquisition. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

For purposes of the presentation of the Company’s statement of financial position, investments in associates are accounted for at cost less impairment.

A listing of the Group’s principal associates is shown in Note 17.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(c) Investments in joint ventures

Ventures are arrangements in which the Group with one or more parties have joint control, whereby the Group has rights to the net assets of the arrangements, rather than rights to their assets and obligations for their liabilities. The Group’s interests in joint ventures are accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.

For purposes of the presentation of the Company’s statement of financial position, investments in joint ventures are accounted for at cost less impairment.

A listing of the Group’s principal joint ventures is shown in Note 17.

(d) Transactions with non-controlling interests

Transactions with non-controlling interests are treated as transactions with owners in their capacity as owners of the Group. Gains and losses resulting from disposals to non-controlling interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired resulting from the purchase of non-controlling interests, are recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

(e) Foreign currencies

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC (Note 38), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi (“RMB”). The consolidated financial statements are presented in the presentation currency of RMB.

Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the respective dates of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the date of the statement of financial position; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognised in the consolidated profit or loss.

For the Group entities that have a functional currency different from the Group’s presentation currency, assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position. Income and expenses for each statement of comprehensive income presented are translated at the average exchange rates for each period and the resulting exchange differences are recognised in other comprehensive income.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

(f) Property, plant and equipment

Property, plant and equipment, including oil and gas properties (Note 3(g)), are initially recorded in the consolidated statement of financial position at cost where it is probable that they will generate future economic benefits. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortisation (including any impairment).

Depreciation, to write off the cost of each asset, other than oil and gas properties (Note 3(g)), to their residual values over their estimated useful lives is calculated using the straight-line method.

The Group uses the following useful lives for depreciation purposes:

Buildings	8 - 40 years
Equipment and Machinery	4 - 30 years
Motor vehicles	4 - 14 years
Other	5 - 12 years

No depreciation is provided on construction in progress until the assets are completed and ready for use.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Property, plant and equipment, including oil and gas properties (Note 3(g)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use. Value in use is the estimated net present value of future cash flows to be derived from the cash generating unit.

Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in the consolidated profit or loss.

Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Costs for repairs and maintenance activities are expensed as incurred except for costs of components that result in improvements or betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.

(g) Oil and gas properties

The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by the proved oil and gas reserve report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and are subject to impairment review (Note 3(f)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalised only if additional drilling is underway or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalised in oil and gas properties.

The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.

The cost of oil and gas properties is amortised at the field level based on the units of production method. Units of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses.

(h) Intangible assets

Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalised at historical cost and amortised using the straight-line method over their estimated useful lives. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount and is recognised in the consolidated profit or loss. The recoverable amount is measured as the higher of fair value less costs to sell and value in use. Value in use is the estimated net present value of future cash flows to be derived from the asset.

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the consideration transferred over the interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the amount of any non-controlling interests in the acquiree.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

(i) Financial assets

Financial assets are classified into the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. The Group has principally loans and receivables and available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for loans and receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below.

Classification

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the date of the statement of financial position, which are classified as non-current assets. The Group’s loans and receivables comprise accounts receivable, notes receivable, other receivables, time deposits and cash and cash equivalents. The recognition methods for loans and receivables are disclosed in the respective policy notes.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories; these are included in non-current assets unless management intends to dispose of the investment within 12 months of the date of the statement of financial position. The Group’s available-for-sale financial assets primarily comprise unquoted equity instruments.

(iii) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

Recognition and measurement

Regular purchases and sales of financial assets are recognised on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in other comprehensive income. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the income statement within “other income / (expenses), net” in the period in which they arise.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the available-for-sale financial asset and the present value of the estimated cash flows.

(j) Leases

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. The Group has no significant finance leases.

Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are expensed on a straight-line basis over the lease terms. Payments made to the PRC’s land authorities to secure land use rights (excluding mineral properties) are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms of use range up to 50 years.

(k) Inventories

Inventories include oil products, chemical products and materials and supplies which are stated at the lower of cost and net realisable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

(l) Accounts receivable

Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision made for impairment of these receivables. Such provision for impairment is established if there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. The factors the Group considers when assessing whether an account receivable is impaired include but are not limited to significant financial difficulties of the customer, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

(m) Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

(n) Accounts payable

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(o) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective interest method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit or loss over the period of the borrowings.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Borrowings are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the reporting period.

(p) Taxation

Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply to the period when the related deferred tax asset is realised or deferred tax liability is settled.

The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.

The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of operating expenses, primarily comprise a crude oil special gain levy (Note 9), consumption tax (Note 9), resource tax (Note 9), urban construction tax, education surcharges and business tax.

(q) Revenue recognition

Sales are recognised upon delivery of products and customer acceptance or performance of services, net of value added taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods in the ordinary course of the Group’s activities, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and collectability of the related receivables is reasonably assured.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The Group markets a portion of its natural gas under take-or-pay contracts. Customers under the take-or-pay contracts are required to take or pay for the minimum natural gas deliveries specified in the contract clauses. Revenue recognition for natural gas sales and transmission tariff under the take-or-pay contracts follows the accounting policies described in this note. Payments received from customers for natural gas not yet taken are recorded as deferred revenues until actual deliveries take place.

(r) Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligations, and reliable estimates of the amounts can be made.

Provision for future decommissioning and restoration is recognised in full on the installation of oil and gas properties. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties.

(s) Research and development

Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

(t) Retirement benefit plans

The Group contributes to various employee retirement benefit plans organised by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at prescribed rates for its employees in China. The relevant PRC municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group in China. The Group has similar retirement benefit plans for its employees in its overseas operations. Contributions to these PRC and overseas plans (“defined contribution plan”) are charged to expense as incurred. In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred. The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than what described above.

(u) New accounting developments

(i) New and amended standards adopted by the Group

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2014 that would be expected to have a material impact on the Group.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

(ii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduces additional changes relating to financial liabilities. The IASB currently has an active project to make limited amendments to address the impairment of financial assets and hedge accounting.

IFRS 9 (2010) and (2009) are effective for annual periods beginning on or after 1 January 2015, with early adoption permitted. The adoption of these standards is expected to have an impact on the Group’s financial assets, but no impact on the Group’s financial liabilities.

4	FINANCIAL RISK AND CAPITAL MANAGEMENT

4.1 Financial risk factors

The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

(a) Market risk

Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows.

(i) Foreign exchange risk

The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

(ii) Interest rate risk

The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 28.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(iii) Price risk

The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group did not enter into any material hedging of its price risk during the year.

(b) Credit risk

Credit risk arises from cash and cash equivalents, time deposits with banks and credit exposure to customers with outstanding receivable balances.

A substantial portion of the Group’s cash at bank and time deposits are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.

The Group performs ongoing assessment of the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years have been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The aging analysis of accounts receivable (net of impairment of accounts receivable) is presented in Note 23. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.

The carrying amounts of cash and cash equivalents, time deposits placed with banks, accounts receivable, other receivables and notes receivable included in the consolidated statement of financial position represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities.

In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements.

Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.

Analysis of the Group’s financial liabilities based on the remaining period at the date of the statement of financial position to the contractual maturity dates are presented in Note 28.

4.2 Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for owners and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings / (interest-bearing borrowings + total equity). The gearing ratio at December 31, 2014 is 29.0% (December 31, 2013: 28.1%).

4.3 Fair value estimation

The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2014 and 2013 are disclosed in the respective accounting policies.

The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 28.

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s consolidated financial statements.

(a) Estimation of oil and natural gas reserves

Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

(b) Estimation of impairment of property, plant and equipment

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(c) Estimation of asset retirement obligations

Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognised is the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

6	TURNOVER

Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas. Analysis of turnover by segment is shown in Note 38.

7	PROFIT BEFORE INCOME TAX EXPENSE

	2014	2013
	RMB	RMB
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	275	358
Reversal of provision for impairment of receivables	56	80
Reversal of write down in inventories	74	53
Gain on disposal of certain pipeline net assets and operations	—	24,822

Charged
Amortisation of intangible and other assets	4,531	3,695
Auditors’ remuneration (i)	53	53
Cost of inventories recognised as expense	1,713,290	1,676,539
Provision for impairment of receivables	86	29
Loss on disposal of property, plant and equipment	3,721	3,543
Operating lease expenses	12,582	11,902
Research and development expenses	13,088	14,157
Write down in inventories	1,924	413

(i)	The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 34 payable to the Company’s current auditor and its network firms which primarily relates to audit fees paid by subsidiaries and other audit related services (2013: RMB 28).

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

8	EMPLOYEE COMPENSATION COSTS

	2014	2013
	RMB	RMB
Wages, salaries and allowances	78,329	75,691
Social security costs	42,493	40,731

	120,822	116,422

Social security costs mainly represent contributions to plans for staff welfare organised by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 33).

9	TAXES OTHER THAN INCOME TAXES

	2014	2013
	RMB	RMB
Crude oil special gain levy	64,376	72,726
Consumption tax	104,262	99,800
Resource tax	26,305	28,409
Other	43,054	47,151

	237,997	248,086

10	INTEREST EXPENSE

	2014	2013
	RMB	RMB
Interest on
Bank loans
- wholly repayable within five years	1,921	1,457
- not wholly repayable within five years	5	7
Other loans
- wholly repayable within five years	19,325	20,600
- not wholly repayable within five years	11	203
Accretion expense (Note 32)	5,406	4,690
Less: Amounts capitalised	(3,349)	(3,876)

	23,319	23,081

Amounts capitalised are borrowing costs that are attributable to the construction of a qualifying asset. The average interest rate used to capitalise such general borrowing cost was 5.76 % per annum for the year ended December 31, 2014.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

11	EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of directors and supervisors for the years ended December 31, 2014 and 2013 are as follows:

	2014				2013
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairman:
Mr. Zhou Jiping	—	—	—	—	1,212

Vice Chairman:
Mr. Wang Dongjin(i)	—	1,081	56	1,137	1,066

Executive director:
Mr. Liu Hongbin(ii)	—	945	56	1,001	855

Non-executive directors:
Mr. Li Xinhua(iii)	—	—	—	—	—
Mr. Wang Guoliang(iii)	—	—	—	—	—
Mr. Yu Baocai	—	—	—	—	—
Mr. Shen Diancheng(iii)	—	—	—	—	—
Mr. Liu Yuezhen(iii)	—	—	—	—	—
Mr. Liu Hongru(iii)	153	—	—	153	243
Mr. Franco Bernabè(iii)	111	—	—	111	244
Mr. Li Yongwu(iii)	161	—	—	161	252
Mr. Cui Junhui(iii)	—	—	—	—	255
Mr. Chen Zhiwu	228	—	—	228	219
Mr Richard H. Matzke(iii)	116	—	—	116	—
Mr. Lin Boqiang(iii)	172	—	—	172	—
Mr. Zhang Biyi(iii)	153	—	—	153	—

	1,094	—	—	1,094	1,213

Supervisors:
Mr. Guo Jinping	—	—	—	—	—
Mr. Sun Xianfeng	—	—	—	—	—
Mr. Li Qingyi	—	—	—	—	—
Mr. Zhang Fengshan(iv)	—	—	—	—	—
Mr. Jia Yimin(iv)	—	—	—	—	—
Mr. Jiang Lifu(iv)	—	—	—	—	—
Mr. Wang Guangjun(iv)	—	461	22	483	779
Mr. Li Luguang(iv)	—	510	19	529	—
Mr. Yao Wei	—	737	56	793	857
Mr. Liu Hehe	—	591	24	615	710
Mr. Yang Hua(iv)	—	445	9	454	—
Mr. Li Jiamin(iv)	—	593	37	630	—
Mr. Wang Daocheng(iv)	112	—	—	112	228
Mr. Fan Fuchun(iv)	106	—	—	106	145

	218	3,337	167	3,722	2,719

	1,312	5,363	279	6,954	7,065

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

(i)	Mr. Wang Dongjin was elected as the vice chairman from May 22, 2014, Mr. Wang Dongjin is also as the Chief Executive.
(ii)	Mr. Liu Hongbin was elected as the executive director from May 22, 2014.
(iii)	Mr. Li Xinhua, Mr. Wang Guoliang, Mr. Liu Hongru, Mr. Franco Bernabè, Mr. Li Yongwu and Mr. Cui Junhui ceased being directors from May 22, 2014; Mr. Shen Diancheng, Mr. Liu Yuezhen, Mr Richard H. Matzke and Mr. Lin Boqiang were elected as directors from May 22, 2014.

Mr. Zhang Biyi was elected as a director from October 29, 2014.

(iv)	Mr. Wang Guangjun, Mr. Wang Daocheng and Mr. Fan Fuchun ceased being supervisors from May 22, 2014; Mr. Zhang Fengshan, Mr. Jia Yimin, Mr. Li Luguang, Mr. Li Jiamin were elected as supervisors from May 22, 2014.

Mr. Li Luguang ceased being supervisors from August 26, 2014.

Mr. Jiang Lifu and Mr. Yang Hua were elected as supervisors from October 29, 2014.

(v)	The emoluments received by the following peoples are not reflected in the analysis shown above:

Mr. Jiang Jiemin ceased being the chairman from March 18, 2013, and received no emoluments from the Company during the year 2014 and 2013; Mr. Liao Yongyuan ceased being the non-executive director and vice chairman from March 17, 2015, and emoluments received from the Company during the year 2014 and 2013 were RMB nil and RMB 1.124, respectively; Mr. Ran Xinquan ceased being the executive director from August 26, 2013, and emoluments received from the Company during the year 2014 and 2013 were RMB nil and RMB 0.402, respectively; Mr. Wang Lixin ceased being the supervisor from August 26, 2014, and received no emoluments from the Company during the year 2014 and 2013; Mr. Wen Qingshan ceased being the supervisor from December 17, 2013, and received no emoluments from the Company during the year 2014 and 2013.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2014 except for Mr. Cui Junhui. (2013: None)

The five highest paid individuals in the Company for the year ended December 31, 2014 include five directors whose emoluments are reflected in the analysis shown above and the note.

The five highest paid individuals in the Company for the year ended December 31, 2013 include four directors and one supervisor whose emoluments are reflected in the analysis shown above and the note.

During 2014 and 2013, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

12	INCOME TAX EXPENSE

	2014	2013
	RMB	RMB

Current taxes	41,007	52,112

Deferred taxes (Note 31)	(3,276)	(16,323)

	37,731	35,789

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2014	2013
	RMB	RMB

Profit before income tax expense	156,759	178,063

Tax calculated at a tax rate of 25%	39,190	44,516
Prior year tax adjustment	1,900	1,005
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	2,302	2,351
Effect of preferential tax rate	(6,948)	(15,687)
Tax effect of income not subject to tax	(4,953)	(3,743)
Tax effect of expenses not deductible for tax purposes	6,240	7,347

Income tax expense	37,731	35,789

13	PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY

The profit attributable to owners of the Company is dealt with in the consolidated financial statements of the Group to the extent of RMB 107,172 for the year ended December 31, 2014 (2013: RMB 129,599).

14	BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the year ended December 31, 2014 and 2013 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

15	DIVIDENDS

	2014	2013
	RMB	RMB

Interim dividends attributable to owners of the Company for 2014 (a)	30,656	—

Proposed final dividends attributable to owners of the Company for 2014 (b)	17,572	—

Interim dividends attributable to owners of the Company for 2013 (c)	—	29,485

Final dividends attributable to owners of the Company for 2013 (d)	—	28,835

	48,228	58,320

(a)	Interim dividends attributable to owners of the Company in respect of 2014 of RMB 0.16750 yuan per share amounting to a total of RMB 30,656 were paid on September 19, 2014 (A shares) and September 29, 2014 (H shares).
(b)	At the fifth meeting of the Sixth Session of the Board of the Company, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2014 of RMB 0.09601 yuan per share amounting to a total of RMB 17,572. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2015 when approved at the forthcoming Annual General Meeting.
(c)	Interim dividends attributable to owners of the Company in respect of 2013 of RMB 0.16110 yuan per share amounting to a total of RMB 29,485 were paid on October 24, 2013.
(d)	Final dividends attributable to owners of the Company in respect of 2013 of RMB 0.15755 yuan per share amounting to a total of RMB 28,835 were paid on July 17, 2014.
(e)	Final dividends attributable to owners of the Company in respect of 2012 of RMB 0.13106 yuan per share amounting to a total of RMB 23,985 were paid on July 18, 2013.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

16	PROPERTY, PLANT AND EQUIPMENT

Group

Year Ended December 31, 2014	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	177,705	1,495,374	759,411	27,743	17,412	288,538	2,766,183

Additions	1,406	43,935	5,160	1,127	890	251,670	304,188

Transfers	14,618	167,979	97,759	—	1,284	(281,640)	—

Disposals or write offs	(1,974)	(8,635)	(12,519)	(692)	(348)	(12,063)	(36,231)

Currency translation differences	271	(10,499)	264	39	107	(411)	(10,229)

At end of the year	192,026	1,688,154	850,075	28,217	19,345	246,094	3,023,911

Accumulated depreciation and impairment
At beginning of the year	(59,919)	(694,318)	(339,545)	(15,967)	(7,493)	(118)	(1,117,360)

Charge for the year and others	(9,713)	(121,810)	(40,541)	(2,021)	(1,670)	(5)	(175,760)

Disposals or write offs or transfers	1,041	4,935	6,766	621	246	12	13,621

Currency translation differences	(58)	3,481	(81)	(14)	(51)	2	3,279

At end of the year	(68,649)	(807,712)	(373,401)	(17,381)	(8,968)	(109)	(1,276,220)

Net book value

At end of the year	123,377	880,442	476,674	10,836	10,377	245,985	1,747,691

Year Ended December 31, 2013	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	164,233	1,329,957	735,346	28,479	15,991	290,995	2,565,001

Additions	2,355	14,004	5,085	1,971	707	290,224	314,346

Transfers	16,608	167,015	94,650	—	1,676	(279,949)	—

Disposals or write offs	(5,251)	(7,017)	(75,378)	(2,663)	(627)	(12,038)	(102,974)

Currency translation differences	(240)	(8,585)	(292)	(44)	(335)	(694)	(10,190)

At end of the year	177,705	1,495,374	759,411	27,743	17,412	288,538	2,766,183

Accumulated depreciation and impairment
At beginning of the year	(52,820)	(596,428)	(324,356)	(14,854)	(6,540)	(115)	(995,113)

Charge for the year and others	(8,894)	(104,308)	(42,506)	(2,244)	(1,388)	(7)	(159,347)

Disposals or write offs or transfers	1,720	4,389	27,201	1,107	346	4	34,767

Currency translation differences	75	2,029	116	24	89	—	2,333

At end of the year	(59,919)	(694,318)	(339,545)	(15,967)	(7,493)	(118)	(1,117,360)

Net book value

At end of the year	117,786	801,056	419,866	11,776	9,919	288,420	1,648,823

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

Company

Year Ended December 31, 2014	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost

At beginning of the year	123,028	1,002,448	623,546	16,937	11,648	159,000	1,936,607

Additions	1,173	10,883	3,462	631	606	157,192	173,947

Transfers	12,832	117,470	31,738	—	976	(163,016)	—

Disposals or write offs	(1,144)	(6,121)	(10,538)	(381)	(191)	(10,873)	(29,248)

Transfer to subsidiaries	(2,515)	—	(87,353)	(210)	(144)	(15,121)	(105,343)

At end of the year	133,374	1,124,680	560,855	16,977	12,895	127,182	1,975,963

Accumulated depreciation and impairment

At beginning of the year	(44,359)	(466,712)	(292,676)	(10,014)	(5,439)	(91)	(819,291)

Charge for the year and others	(7,546)	(74,161)	(28,469)	(1,159)	(1,091)	—	(112,426)

Disposals or write offs or transfers	705	3,086	5,292	339	155	—	9,577

Transfer to subsidiaries	546	—	24,821	109	48	—	25,524

At end of the year	(50,654)	(537,787)	(291,032)	(10,725)	(6,327)	(91)	(896,616)

Net book value
At end of the year	82,720	586,893	269,823	6,252	6,568	127,091	1,079,347

Year Ended December 31, 2013	Buildings	Oil and Gas Properties	Equipment and Machinery	Motor Vehicles	Other	Construction in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost
At beginning of the year	115,420	895,080	631,979	18,316	10,171	192,158	1,863,124

Transfer from subsidiaries	3	—	—	4	—	—	7

Additions	1,253	4,644	3,401	698	509	158,195	168,700

Transfers	10,586	107,401	62,237	—	1,432	(181,656)	—

Disposals or write offs	(4,234)	(4,677)	(74,071)	(2,081)	(464)	(9,697)	(95,224)

At end of the year	123,028	1,002,448	623,546	16,937	11,648	159,000	1,936,607

Accumulated depreciation and impairment
At beginning of the year	(39,403)	(402,756)	(283,566)	(9,586)	(4,829)	(91)	(740,231)

Charge for the year and others	(6,418)	(66,579)	(35,595)	(1,321)	(858)	—	(110,771)

Disposals or write offs or transfers	1,462	2,623	26,485	893	248	—	31,711

At end of the year	(44,359)	(466,712)	(292,676)	(10,014)	(5,439)	(91)	(819,291)

Net book value
At end of the year	78,669	535,736	330,870	6,923	6,209	158,909	1,117,316

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The depreciation charge of the Group for the year ended December 31, 2014 included impairment losses of RMB 3,685 (2013: RMB 3,857 primarily related to certain of the Group’s chemical production facilities ) primarily related to oil and gas wells facilities. The impairment of these properties is due primarily to higher production costs and operating costs. The carrying values of these assets were written down to their recoverable values.

The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2014 and 2013.

	2014	2013
	RMB	RMB
At beginning of the year	24,507	22,338

Additions to capitalised exploratory well costs pending the determination of proved reserves	26,504	30,640

Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(18,070)	(16,433)

Capitalised exploratory well costs charged to expense	(12,063)	(12,038)

At end of the year	20,878	24,507

The following table provides an aging of capitalised exploratory well costs based on the date the drilling was completed.

	December 31, 2014	December 31, 2013
	RMB	RMB
One year or less	14,913	18,736

Over one year	5,965	5,771

Balance at December 31	20,878	24,507

RMB 5,965 at December 31, 2014 (December 31, 2013: RMB 5,771) of capitalised exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

17	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The summarised financial information of the Group’s principal associates and joint ventures, including the aggregated amounts of assets, liabilities, turnover, profit or loss and the interest held by the Group were as follows:

	Country of	Registered		Interest Held
Name	Incorporation	Capital	Principle Activities	Direct %	Indirect %

As of or for the year ended December 31, 2014

Dalian West Pacific Petrochemical Co., Ltd.	PRC	USD 258 million	Production and sale of petroleum and petrochemical products	28.44	—

China Marine Bunker (PetroChina) Co., Ltd.	PRC	1,000	Oil import and export trade and transportation, sale and storage	—	50.00

China Petroleum Finance Co., Ltd.	PRC	5,441	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	49.00	—

Arrow Energy Holdings Pty Ltd.	Australia	AUD 2	Exploration, development and sale of coal seam gas	—	50.00

PetroChina United Pipelines Co., Ltd.	PRC	40,000	Storage and transportation of natural gas through pipeline, construction and related technology consulting of petroleum and natural gas pipeline	50.00	—

CNPC Captive Insurance Co., Ltd.	PRC	5,000	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	49.00	—

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Dividends received and receivable from associates and joint ventures were RMB 11,815 in 2014 (2013: RMB 9,226).

In 2014, investments in associates and joint ventures of RMB 71 (2013: RMB 238) were disposed of, resulting in a gain of RMB 41 (2013: a gain of RMB 11).

In 2014, the share of profit and other comprehensive income in all individually immaterial associates and joint ventures accounted for using equity method in aggregate was RMB 5,661 (2013: RMB 7,313) and RMB 113 (2013: RMB 15), respectively.

Interest in Associates

Summarised financial information in respect of the Group’s principal associates and reconciliation to carrying amount is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	28.44	28.44	49.00	49.00	49.00	49.00

Current assets	5,564	8,891	354,634	336,964	7,689	5,055

Non-current assets	3,472	2,960	285,833	312,244	1,010	13

Current liabilities	12,473	15,718	526,866	561,876	3,527	69

Non-current liabilities	2,368	391	74,876	52,054	—	—

Net (liabilities) / assets	(5,805)	(4,258)	38,725	35,278	5,172	4,999

Group’s share of net assets	—	—	18,975	17,286	2,534	2,449

Goodwill	—	—	349	349	—	—

Carrying amount of interest in associates	—	—	19,324	17,635	2,534	2,449

Summarised statement of comprehensive income is as follows:

	Dalian West Pacific Petrochemical Co., Ltd.		China Petroleum Finance Co., Ltd.		CNPC Captive Insurance Co., Ltd.
	2014	2013	2014	2013	2014	2013
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	38,983	34,839	9,703	9,672	376	37

(Loss) / profit for the year	(1,465)	(828)	5,432	5,237	173	(1)

Other comprehensive income / (loss)	—	—	561	(588)	—	—

Total comprehensive (loss)/ income	(1,465)	(828)	5,993	4,649	173	(1)

Group’s share of total comprehensive income/ (loss)	—	—	2,937	2,278	85	(1)

Dividends received by the Group	—	—	1,248	—	—	—

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

Interest in Joint Ventures

Summarised balance sheet in respect of the Group’s principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		PetroChina United Pipelines Co., Ltd.
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	50.00

Non-current assets	1,966	2,059	42,363	45,271	73,861	81,015

Current assets	6,060	5,976	709	1,060	13,900	1,969

Including: cash and cash equivalents	1,585	1,496	460	582	266	6

Non-current liabilities	707	718	18,973	16,974	—	—

Including: Non-current financial liabilities excluding trade and other payables and provisions	518	510	11,873	9,530	—	—

Current liabilities	4,806	4,755	1,237	1,944	2,034	2,527

Including: Current financial liabilities excluding trade and other payables and provisions	2,277	1,656	257	253	—	—

Net assets	2,513	2,562	22,862	27,413	85,727	80,457

Net assets attributable to owners	2,406	2,370	22,862	27,413	85,727	80,457

Group’s share of net assets	1,203	1,185	11,431	13,706	42,864	40,229

Elimination of unrealised profit	—	—	—	—	(4,473)	(4,694)

Elimination of transactions with the Group	—	—	(38)	(28)	—	—

Carrying amount of interest in joint ventures	1,203	1,185	11,393	13,678	38,391	35,535

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Summarised statement of comprehensive income and dividends received by the group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Arrow Energy Holdings Pty Ltd.		PetroChina United Pipelines Co., Ltd.
	2014	2013	2014	2013	2014	2013
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	53,552	56,464	1,120	1,188	18,566	10,326

Depreciation, depletion and amortization	(86)	—	(553)	(543)	(4,004)	(2,209)

Interest income	48	18	11	14	631	3

Interest expense	(71)	(79)	(1,052)	(987)	(9)	—

Income tax expense	(20)	(34)	—	(1,459)	(2,297)	(1,095)

Net profit / (loss)	101	73	(4,439)	(3,910)	8,919	4,333

Total comprehensive (loss)/income 100%	(9)	43	(4,684)	(6,608)	8,919	4,333

Total comprehensive (loss) /income by share	(14)	22	(2,342)	(3,304)	4,460	2,167

Elimination of unrealised profit	—	—	—	—	221	(4,694)

Group’s share of total comprehensive (loss) /income	(14)	22	(2,342)	(3,304)	4,681	(2,527)

Dividends received by the Group	11	—	—	—	1,950	1,950

18	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group		Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB
Available-for-sale financial assets	2,489	1,961	1,775	1,619

Less: Impairment losses	(319)	(320)	(289)	(310)

	2,170	1,641	1,486	1,309

Available-for-sale financial assets comprise principally unlisted equity securities and bonds.

In 2014, available-for-sale financial assets of RMB 67 (2013: RMB 51) were disposed of, resulting in the realisation of a gain of RMB 100 (2013: a loss of RMB 10).

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

19	SUBSIDIARIES

The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Issued Capital RMB	Type of Legal Entity	Attributable Equity Interest %	Voting rights %	Principal Activities

Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	100.00	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited (i)	PRC	16,100	Limited liability company	50.00	57.14	Exploration, production and sale of crude oil and natural gas in and outside the PRC

PetroChina Hong Kong Limited	Hong Kong	HK Dollar 7,592	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC

PetroChina International Investment Company Limited	PRC	31,314	Limited liability company	100.00	100.00	Investment holding. The principal activities of its subsidiaries and joint ventures are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC

PetroChina International Company Limited	PRC	14,000	Limited liability company	100.00	100.00	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC

PetroChina Northwest United Pipeline Company Limited	PRC	62,500	Limited liability company	52.00	52.00	Storage, transportation and development of crude oil and natural gas, construction and related technology consulting of petroleum and natural gas pipeline project, import and export of goods and technology, purchase and sale of materials in the PRC

PetroChina East Pipeline Company Limited (ii)	PRC	10,000	Limited liability company	100.00	100.00	Construction and related technology consulting of petroleum and natural gas pipeline project, import and export of goods and technology, technology promotion service, oil and gas pipeline transportation in the PRC

(i)	The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
(ii)	In May 2014, PetroChina East Pipeline Company Limited, in which the Group has 100% equity interest, was established with a registered capital of RMB 10,000.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Summarised financial information in respect of the Group’s principal subsidiaries with significant non-controlling interests as follows:

	CNPC Exploration and Development Company Limited		PetroChina Northwest United Pipeline Company Limited
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB
Percentage ownership interest (%)	50%	50%	52%	52%

Current assets	23,164	19,976	30,655	32,988

Non-current assets	127,503	134,796	38,148	30,530

Current liabilities	18,990	26,789	5,808	152

Non-current liabilities	19,496	20,749	—	—

Net assets	112,181	107,234	62,995	63,366

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Northwest United Pipeline Company Limited
	2014	2013	2014	2013
	RMB	RMB	RMB	RMB
Turnover	52,258	63,260	658	186

Profit from continuing operations	12,473	12,700	408	882

Total comprehensive income	9,549	9,568	408	882

Profit allocated to non-controlling interests	7,535	8,424	196	424

Dividends paid to non-controlling interests	3,268	3,534	373	—

Summarised statement of cash as follows:

	CNPC Exploration and Development Company Limited		PetroChina Northwest United Pipeline Company Limited
	2014	2013	2014	2013
	RMB	RMB	RMB	RMB
Net cash inflow / (outflow) from operating activities	13,792	9,523	(58)	(257)

Net cash inflow / (outflow) from investing activities	18,060	(5,876)	836	(24,743)

Net cash (outflow) / inflow from financing activities	(7,731)	(5,152)	1,523	25,000

Effect of foreign exchange rate changes on cash and cash equivalents	(44)	(420)	—	—

Net increase / (decrease) in cash and cash equivalents	24,077	(1,925)	2,301	—

Cash and cash equivalents at the beginning of the year	2,793	4,718	—	—

Cash and cash equivalents at the end of the year	26,870	2,793	2,301	—

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

20	ADVANCE OPERATING LEASE PAYMENTS

	Group		Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB
Land use rights	48,702	45,194	38,131	35,921
Advance lease payments	17,639	17,255	15,267	15,037

	66,341	62,449	53,398	50,958

Advance operating lease payments are amortised over the related lease terms using the straight-line method.

21	INTANGIBLE AND OTHER NON-CURRENT ASSETS

Group

	December 31, 2014			December 31, 2013
	Cost	Accumulated amortisation	Net	Cost	Accumulated amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and technical know-how	6,979	(4,275)	2,704	6,698	(3,809)	2,889

Computer software	8,244	(5,004)	3,240	6,416	(3,833)	2,583

Goodwill (i)	7,233	—	7,233	7,225	—	7,225

Other	17,497	(4,819)	12,678	15,832	(4,075)	11,757

Intangible assets	39,953	(14,098)	25,855	36,171	(11,717)	24,454

Other assets			37,107			42,816

			62,962			67,270

(i)	Goodwill primarily relates to the acquisition of Singapore Petroleum Company and Petroineos Trading Limited, completed in 2009 and 2011 respectively. The recoverable amount of all cash-generating units has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management. The discount rates used are pre-tax and reflect specific risks relating to the cash-generating unit. Based on the estimated recoverable amount, no impairment was identified.

Company

	December 31, 2014			December 31, 2013
	Cost	Accumulated amortisation	Net	Cost	Accumulated amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB
Patents and Technical know-how	6,358	(3,660)	2,698	6,060	(3,185)	2,875

Computer software	7,084	(4,258)	2,826	5,478	(3,189)	2,289

Other	12,117	(3,648)	8,469	11,086	(3,107)	7,979

Intangible assets	25,559	(11,566)	13,993	22,624	(9,481)	13,143

Other assets			21,737			26,645

			35,730			39,788

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

22	INVENTORIES

	Group		Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB

Crude oil and other raw materials	59,870	94,823	45,936	75,307
Work in progress	13,165	17,529	13,041	18,600
Finished goods	95,154	115,247	65,542	79,733
Spare parts and consumables	39	49	16	18

	168,228	227,648	124,535	173,658
Less: Write down in inventories	(2,251)	(631)	(489)	(368)

	165,977	227,017	124,046	173,290

The carrying amounts of inventories of the Group, which are carried at net realisable value, amounted to RMB 6,025 at December 31, 2014 (December 31, 2013: RMB 5,426).

23	ACCOUNTS RECEIVABLE

	Group		Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB

Accounts receivable	53,620	64,523	6,772	5,095
Less: Provision for impairment of receivables	(516)	(496)	(367)	(401)

	53,104	64,027	6,405	4,694

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2014 and 2013 is as follows:

	Group		Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB

Within 1 year	51,878	63,443	6,094	4,318
Between 1 and 2 years	862	475	103	326
Between 2 and 3 years	282	41	177	12
Over 3 years	82	68	31	38

	53,104	64,027	6,405	4,694

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows:

	Group
	2014	2013
	RMB	RMB

At beginning of the year	496	585
Provision for impairment of accounts receivable	74	8
Receivables written off as uncollectible	(16)	(36)
Reversal of provision for impairment of accounts receivable	(38)	(61)

At end of the year	516	496

24	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	Group		Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB

Other receivables	19,564	20,328	99,338	56,424
Advances to suppliers	22,977	11,462	4,993	4,410

	42,541	31,790	104,331	60,834
Less: Provision for impairment	(2,488)	(2,543)	(708)	(761)

	40,053	29,247	103,623	60,073
Value-added tax to be deducted	37,485	33,484	27,879	26,373
Prepaid expenses	989	945	579	491
Other current assets	4,852	4,623	1,786	860

	83,379	68,299	133,867	87,797

25	NOTES RECEIVABLE

Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products. All notes receivable are due within one year.

26	CASH AND CASH EQUIVALENTS

The weighted average effective interest rate on bank deposits was 2.23% per annum for the year ended December 31, 2014 (2013: 2.03% per annum).

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

27	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Group		Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB

Trade payables	84,929	130,353	29,466	41,754

Advances from customers	54,007	46,804	38,306	29,748

Salaries and welfare payable	5,903	4,836	3,980	3,403

Accrued expenses	164	137	131	117

Dividends payable by subsidiaries to non-controlling shareholders	274	1,017	—	—

Interest payable	2,621	2,861	2,354	2,575

Construction fee and equipment cost payables	155,324	167,722	113,437	128,677

Other	60,838	29,274	29,801	20,737

	364,060	383,004	217,475	227,011

Other consists primarily of loans borrowed from foreign enterprises and customer deposits.

The aging analysis of trade payables at December 31, 2014 and 2013 is as follows:

	Group		Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB

Within 1 year	79,903	125,459	26,923	38,693
Between 1 and 2 years	2,898	2,756	987	1,646
Between 2 and 3 years	1,059	911	815	468
Over 3 years	1,069	1,227	741	947

	84,929	130,353	29,466	41,754

28	BORROWINGS

	Group		Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB

Short-term borrowings excluding current portion of long-term borrowings	115,333	110,894	107,541	126,463

Current portion of long-term borrowings	53,795	81,873	40,048	55,089

	169,128	192,767	147,589	181,552

Long-term borrowings	370,301	302,862	283,830	260,775

	539,429	495,629	431,419	442,327

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

Borrowings of the Group of RMB 50,878 were guaranteed by CNPC, its fellow subsidiaries and a third party at December 31, 2014 (December 31, 2013: RMB 44,052).

The Group’s borrowings include secured liabilities totaling RMB 3,367 at December 31, 2014 (December 31, 2013: RMB 5,604). These borrowings are majority secured over certain of the Group’s time deposits with maturities over one year amounting to RMB 3,301 (December 31, 2013: RMB 5,486).

	Group		Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB

Total borrowings:
- interest free	1,345	181	139	181
- at fixed rates	339,624	335,749	320,739	322,643
- at floating rates	198,460	159,699	110,541	119,503

	539,429	495,629	431,419	442,327

Weighted average effective interest rates:
- bank loans	1.90%	2.34%	2.25%	3.10%
- corporate debentures	4.59%	4.59%	4.59%	4.59%
- medium-term notes	4.12%	3.93%	4.11%	3.93%
- other loans	4.15%	4.26%	4.43%	4.26%

The borrowings by major currency at December 31, 2014 and December 31, 2013 are as follows:

	Group		Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB

RMB	402,180	376,113	415,056	402,487
US Dollar	134,011	115,649	16,283	39,735
Other currency	3,238	3,867	80	105

	539,429	495,629	431,419	442,327

The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 416,017 (December 31, 2013: RMB 368,715) at December 31, 2014. The fair values of the Company’s long-term borrowings including the current portion of long-term borrowings are RMB 315,843 (December 31, 2013: RMB 303,925) at December 31, 2014. The carrying amounts of short-term borrowings approximate their fair values.

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the statement of financial position. Such discount rates ranged from 0.27% to 6.18% per annum as of December 31, 2014 (December 31, 2013: 0.37% to 6.55%) depending on the type of the borrowings.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	Group		Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB
Within 1 year	189,435	209,010	165,535	199,889
Between 1 and 2 years	76,999	72,992	54,752	61,710
Between 2 and 5 years	222,379	203,330	160,546	178,810
After 5 years	128,580	59,831	121,471	56,824

	617,393	545,163	502,304	497,233

29	SHARE CAPITAL

	Group and Company
	December 31, 2014	December 31, 2013
	RMB	RMB

Registered, issued and fully paid:
A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB 1.00 yuan per share.

On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering (“Global Offering”) and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. The H shares and ADSs were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.

Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering.

On September 1, 2005, the Company issued an additional 3,196,801,818 new H shares at HK$ 6.00 per share and net proceeds to the Company amounted to approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina’s sale of new H shares in September 2005.

On November 5, 2007, the Company issued 4,000,000,000 new A shares at RMB 16.70 yuan per share and net proceeds to the Company amounted to approximately RMB 66,243 and the listing and trading of the A shares on the Shanghai Stock Exchange commenced on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

Shareholders’ rights are governed by the Company Law of the PRC that requires an increase in registered capital to be approved by the shareholders in shareholders’ general meetings and the relevant PRC regulatory authorities.

30	RESERVES

	Group		Company
	2014	2013	2014	2013
	RMB	RMB	RMB	RMB

Capital Reserve
Beginning balance	133,308	133,308	130,681	130,681

Ending balance	133,308	133,308	130,681	130,681

Statutory Common Reserve Fund (a)
Beginning balance	175,051	161,623	163,959	150,523
Transfer from retained earnings	9,686	13,436	9,686	13,436
Others	—	(8)	—	—

Ending balance	184,737	175,051	173,645	163,959

Special Reserve-Safety Fund Reserve
Beginning balance	8,922	10,054	6,398	7,080
Safety fund reserve	1,423	(1,132)	629	(682)

Ending balance	10,345	8,922	7,027	6,398

Currency translation differences
Beginning balance	(13,956)	(5,115)	—	—
Currency translation differences	(6,158)	(8,841)	—	—

Ending balance	(20,114)	(13,956)	—	—

Other reserves
Beginning balance	(22,911)	(22,689)	(6,527)	(6,487)
Acquisition of subsidiaries	(48)	—	—	—
Fair value gain / (loss) on available-for-sale financial assets	106	37	140	(20)
Share of the other comprehensive income/ (loss) of associates and joint ventures accounted for using the equity method	159	(218)	—	—
Capital contribution from non-controlling interests	(9)	(20)	—	—
Disposal of subsidiaries	—	1	—	—
Other	(3)	(22)	(205)	(20)

Ending balance	(22,706)	(22,911)	(6,592)	(6,527)

	285,570	280,414	304,761	294,511

(a)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

The Reserve Fund shall only be used to make good previous years’ losses, to expand the Company’s production operations, or to increase the capital of the Company. Upon approval of a resolution of shareholders’ in a general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve Fund after such issuance is not less than 25% of the Company’s registered capital.

(b)	According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2014, the Company’s distributable reserve amounted to RMB 608,423 (December 31, 2013: RMB 580,720).

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

31	DEFERRED TAXATION

Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25%.

The movements in the deferred taxation account are as follows:

	Group		Company
	2014	2013	2014	2013
	RMB	RMB	RMB	RMB
At beginning of the year	3,940	20,843	(9,167)	4,415
Transfer to profit and loss (Note 12)	(3,276)	(16,323)	(1,212)	(13,576)
Charge / (credit) to other comprehensive income	45	(6)	45	(6)
Acquisition of subsidiaries	413	—	—	—
Currency translation differences	(217)	(574)	—	—

At end of the year	905	3,940	(10,334)	(9,167)

Deferred tax balances before offset are attributable to the following items:

	Group		Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB
Deferred tax assets:
Current:
Receivables and inventories	11,965	13,522	7,339	6,548
Tax losses	20,861	15,615	17,128	12,884
Non-current:
Impairment of long-term assets	6,773	7,362	6,365	7,018
Other	6,976	4,859	2,906	2,765

Total deferred tax assets	46,575	41,358	33,738	29,215

Deferred tax liabilities:
Non-current:
Accelerated tax depreciation	41,605	40,476	23,276	19,966
Other	5,875	4,822	128	82

Total deferred tax liabilities	47,480	45,298	23,404	20,048

Net deferred tax assets	—	—	10,334	9,167

Net deferred tax liabilities	905	3,940	—	—

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

Deferred tax balances after offset are listed as below:

	Group		Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB
Deferred tax assets	14,995	11,226	10,334	9,167
Deferred tax liabilities	15,900	15,166	—	—

There were no material unrecognised tax losses at December 31, 2014 and 2013.

32	ASSET RETIREMENT OBLIGATIONS

	Group		Company
	2014	2013	2014	2013
	RMB	RMB	RMB	RMB
At beginning of the year	94,531	83,928	61,291	55,676
Liabilities incurred	9,992	6,729	8,529	3,078
Liabilities settled	(418)	(662)	(310)	(505)
Accretion expense (Note 10)	5,406	4,690	3,489	3,042
Currency translation differences	(357)	(154)	—	—

At end of the year	109,154	94,531	72,999	61,291

Asset retirement obligations relate to oil and gas properties (Note 16).

33	PENSIONS

The Group participates in various employee retirement benefit plans (Note 3(t)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2014 amounted to RMB 15,674 (2013: RMB 14,855).

34	CONTINGENT LIABILITIES

(a) Bank and other guarantees

At December 31, 2014 and 2013, the Group did not guarantee related parties or third parties any borrowings or others.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(b) Environmental liabilities

China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

(c) Legal contingencies

Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(d) Group insurance

The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

35	COMMITMENTS

(a) Operating lease commitments

Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from 1 to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2014 and 2013 under non-cancellable operating leases are as follows:

	December 31, 2014	December 31, 2013
	RMB	RMB
No later than 1 year	9,855	6,421
Later than 1 year and no later than 5 years	30,656	19,013
Later than 5 years	157,435	74,270

	197,946	99,704

(b) Capital commitments

At December 31, 2014, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 63,027 (December 31, 2013: RMB 55,743).

The operating lease and capital commitments above are transactions mainly with CNPC and its fellow subsidiaries.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

(c) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 719 for the year ended December 31, 2014 (2013: RMB 717).

Estimated annual payments for the next five years are as follows:

	December 31, 2014	December 31, 2013
	RMB	RMB
Within one year	800	800
Between one and two years	800	800
Between two and three years	800	800
Between three and four years	800	800
Between four and five years	800	800

36	MAJOR CUSTOMERS

The Group’s major customers are as follows:

	2014		2013
	Revenue	Percentage of Total revenue	Revenue	Percentage of Total revenue
	RMB	%	RMB	%
China Petroleum & Chemical Corporation	101,364	5	72,641	3
CNPC and its fellow subsidiaries	95,670	4	80,757	4

	197,034	9	153,398	7

37	RELATED PARTY TRANSACTIONS

CNPC, the controlling shareholder of the Company, is a state-controlled enterprise directly controlled by the PRC government.

Related parties include CNPC and its fellow subsidiaries, their associates and joint ventures, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

(a) Transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group

The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group which were carried out in the ordinary course of business, are as follows:

On August 25, 2011, based on the terms of the Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 28, 2014 for a period of three years which took effect on January 1, 2015. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which was amended in 2011.

•	Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 148,712 in the year ended December 31, 2014 (2013: RMB 115,884).

•	Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 9,413 in the year ended December 31, 2014 (2013: RMB 9,139).

•	Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 409,397 in the year ended December 31, 2014 (2013: RMB 397,015).

•	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 1,498 in the year ended December 31, 2014 (2013: RMB 1,228).

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

•	Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarised as follows:

	December 31, 2014	December 31, 2013
	RMB	RMB
Accounts receivable	4,144	7,945
Prepayments and other receivables	3,830	5,532
Other non-current assets	13,899	19,067
Accounts payable and accrued liabilities	104,361	105,431
Other non-current liabilities	3,000	3,000

•	Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 665 in the year ended December 31, 2014 (2013: RMB 429). The balance of deposits at December 31, 2014 was RMB 31,307 (December 31, 2013: RMB 16,839).

•	Purchases of financial service principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee, etc. The total amount of these transactions amounted to RMB 15,089 in the year ended December 31, 2014 (2013: RMB 17,638).

•	The borrowings from CNPC and its fellow subsidiaries at December 31, 2014 were RMB 364,789 (December 31, 2013: RMB 327,478).

•	Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments made under financial leasing amounted to RMB 201 in the year ended December 31, 2014 (December 31, 2013: RMB 193).

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximal annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may be adjusted with the Company’s operating needs and by reference to market price every three years. The Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on August 28, 2014, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,777 million square metres with rental payable adjusted to approximately RMB 4,831 in accordance with the area of leased land parcels and the current situation of the property market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall be effective from January 1, 2015.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed. The Company and CNPC each issued a confirmation letter to the Building Leasing Contract on August 28, 2014, which adjusted the rental payable and the gross floor area for the buildings leased. The Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 1,179,586 square metres with rental payable adjusted to approximately RMB 708 in accordance with the gross floor area leased and the current situation of the market. The Building Leasing Contract shall remain unchanged apart from the rental payable and the gross floor area leased. The confirmation letter shall be effective from January 1, 2015.

(b) Key management compensation

	2014	2013
	RMB’000	RMB’000
Emoluments and other benefits	13,381	14,677
Contribution to retirement benefit scheme	751	822

	14,132	15,499

Note:	Emoluments set out above for the year ended December 31, 2014 exclude RMB nil paid to key management of the Company for the year of 2010, 2011 and 2012 of the deferred merit pay in accordance with relevant requirements by the PRC government (2013: RMB 9.07).

(c) Transactions with other state-controlled entities in the PRC

Apart from transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group, the Group’s transactions with other state-controlled entities include but is not limited to the following:

•	Sales and purchases of goods and services,

•	Purchases of assets,

•	Lease of assets; and

•	Bank deposits and borrowings

These transactions are conducted in the ordinary course of the Group’s business.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

38	SEGMENT INFORMATION

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

The Marketing segment is engaged in the marketing of refined products and the trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 3 - “Summary of Principal Accounting Policies”.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

The segment information for the operating segments for the year ended December 31, 2014 and 2013 are as follows:

Year Ended December 31, 2014	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	777,574	846,082	1,938,501	284,262	3,027	3,849,446
Less: intersegment sales	(629,186)	(668,002)	(244,226)	(24,398)	(672)	(1,566,484)

Turnover from external customers	148,388	178,080	1,694,275	259,864	2,355	2,282,962

Depreciation, depletion and amortisation	(129,221)	(21,533)	(11,709)	(12,804)	(2,196)	(177,463)

Profit / (loss) from operations	186,897	(23,560)	5,421	13,126	(12,051)	169,833

Finance costs:
Exchange gain						5,020
Exchange loss						(7,333)
Interest income						1,596
Interest expense						(23,319)

Total net finance costs						(24,036)

Share of profit of associates and joint ventures	3,476	36	31	4,692	2,727	10,962

Profit before income tax expense						156,759
Income tax expense						(37,731)

Profit for the year						119,028

Segment assets	1,216,424	339,374	365,433	491,079	1,515,043	3,927,353
Other assets						15,955
Investments in associates and joint ventures	42,283	1,118	10,249	41,439	21,858	116,947
Elimination of intersegment balances (a)						(1,654,782)

Total assets						2,405,473

Capital expenditure	221,479	30,965	5,616	32,919	750	291,729

Segment liabilities	505,029	136,492	169,804	172,402	688,203	1,671,930
Other liabilities						62,541
Elimination of intersegment balances (a)						(646,779)

Total liabilities						1,087,692

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in millions unless otherwise stated)

Year Ended December 31, 2013	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover	783,694	871,815	1,946,806	232,751	2,687	3,837,753
Less: intersegment sales	(618,851)	(681,687)	(263,100)	(15,360)	(631)	(1,579,629)

Turnover from external customers	164,843	190,128	1,683,706	217,391	2,056	2,258,124

Depreciation, depletion and amortisation	(115,528)	(22,478)	(11,280)	(11,838)	(2,241)	(163,365)

Profit / (loss) from operations	189,698	(24,392)	7,562	28,888	(13,114)	188,642

Finance costs:
Exchange gain						4,157
Exchange loss						(4,105)
Interest income						2,222
Interest expense						(23,081)

Total net finance costs						(20,807)

Share of profit of associates and joint ventures	4,688	(6)	509	2,490	2,547	10,228

Profit before income tax expense						178,063
Income tax expense						(35,789)

Profit for the year						142,274

Segment assets	1,162,903	366,602	372,049	437,900	1,509,573	3,849,027
Other assets						11,226
Investments in associates and joint ventures	46,366	1,023	10,606	38,621	20,084	116,700
Elimination of intersegment balances (a)						(1,634,843)

Total assets						2,342,110

Capital expenditure	226,376	26,671	7,101	57,439	1,109	318,696

Segment liabilities	487,745	151,415	191,534	174,808	661,173	1,666,675
Other liabilities						84,884
Elimination of intersegment balances (a)						(679,384)

Total liabilities						1,072,175

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS (Amounts in millions unless otherwise stated)

Geographical information

	Turnover		Non-current assets (b)
	2014	2013	December 31, 2014	December 31, 2013
	RMB	RMB	RMB	RMB
Mainland China	1,479,183	1,503,897	1,738,389	1,674,106
Other	803,779	754,227	255,552	221,136

	2,282,962	2,258,124	1,993,941	1,895,242

(a)	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
(b)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

39	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 26, 2015 and will be submitted to shareholders for approval at the annual general meeting to be held on May 27, 2015.

40	EVENTS AFTER THE REPORTING PERIOD

(1) Increase of the Threshold of the Crude Oil Special Gain Levy

Pursuant to the Notice from the Ministry of Finance of the PRC (the “MOF”) on the Increase of the Threshold of the Crude Oil Special Gain Levy (Cai Shui [2014] No. 115), the threshold of the crude oil special gain levy will increase to US$65, which has 5 levels and is still calculated and charged according to the progressive and valorem rates on the excess amounts from January 1, 2015.

(2) Increase of the Consumption Tax of the Refined Oil

In accordance with the Notice on Continuing to Raise the Refined Oil Consumption Tax (Cai Shui [2015] No. 11) jointly issued by the MOF and the State Administration of Taxation of the PRC, the unit amount of the consumption tax on gasoline, naphtha, solvent oil and the lubricating oil and that on diesel, jet fuel and fuel oil will be raised from RMB 1.4 yuan per litre to RMB 1.52 yuan per litre and from RMB 1.1 yuan per litre to RMB 1.2 yuan per litre, respectively, commencing from January 13, 2015. Collection of tax on jet fuel will continue to be suspended.

(3) Adjustment of the Price of the Natural Gas for Non-residuential Users

In accordance with the Notice on Concerning the Adjustment of the Price of Natural Gas Consumed by Non-residential Users (Fa Gai Jia Ge [2015] No. 351) issued by the National Development and Reform Commission, the price of domestic natural gas for the consumption amount in 2012 and for that exceeds 2012 level will be officially adjusted to the same level, commencing from April 1, 2015. In consideration of the price movement of alternative energy like fuel oil and liquefied petroleum gas in the second half of 2014 and the current pricing mechanism of natural gas, the citygate price ceiling for the consumption amount exceeds 2012 level will decrease by RMB 440.00 yuan per Kilostere, the citygate price ceiling for the consumption amount in 2012 will increase by RMB 40.00 yuan per Kilostere.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

In accordance with the Accounting Standards Update 2010-03 Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (an update of Accounting Standards Codification Topic 932 Extractive Activities – Oil and Gas or “ASC 932”) issued by the Financial Accounting Standards Board and corresponding disclosure requirements of the U.S. Securities and Exchange Commission, this section provides supplemental information on oil and gas exploration and development; and results of operation related to oil and gas producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method of accounting.

The supplemental information presented below covers the Group’s proved oil and gas reserves estimates, historical cost information pertaining to capitalised costs, costs incurred for property acquisitions, exploration and development activities, result of operations for oil and gas producing activities, standardised measure of estimated discounted future net cash flows and changes in estimated discounted future net cash flows.

The “Other” geographic area includes oil and gas producing activities principally in countries such as Kazakhstan, Venezuela and Indonesia. As the Group does not have significant reserves held through its investments accounted for using the equity method, information presented in relation to these equity method investments is presented in the aggregate.

Proved Oil and Gas Reserve Estimates

Proved oil and gas reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.

Proved oil and gas reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period before the ending date of the period covered by this report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The costs shall be that prevailing at the end of the period.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered:

a. Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

b. Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The taxes, fees and royalty in China are domestic tax schemes and are paid in cash to PRC authorities. The proved reserves includes quantities that are ultimately produced and sold to pay these taxes, fees and royalty.

Proved reserve estimates as of December 31, 2014 and 2013 were based on reports prepared by DeGolyer and MacNaughton, Gaffney, Cline & Associates, McDaniel & Associates, Ryder Scott and GLJ independent engineering consultants.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

Estimated quantities of net proved crude oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

	Crude Oil and Condensate	Natural Gas	Total – All products
	(million barrels)	(billion cubic feet)	(million barrels of oil equivalent)
Proved developed and undeveloped reserves

The Group

Reserves at December 31, 2012	11,018	67,581	22,282

Changes resulting from:

Revisions of previous estimates	(124)	(6,415)	(1,193)

Improved recovery	84	—	84

Extensions and discoveries	775	10,959	2,601

Production	(933)	(2,802)	(1,400)

Reserves at December 31, 2013	10,820	69,323	22,374

Changes resulting from:

Revisions of previous estimates	(16)	(2,707)	(467)

Improved recovery	94	—	94

Extensions and discoveries	646	7,511	1,898

Sales	(5)	—	(5)

Production	(946)	(3,029)	(1,451)

Reserves at December 31, 2014	10,593	71,098	22,443

Proved developed reserves at:

December 31, 2013	7,219	32,813	12,688

December 31, 2014	7,253	35,824	13,224

Proved undeveloped reserves at:

December 31, 2013	3,601	36,510	9,686

December 31, 2014	3,340	35,274	9,219

Equity method investments

Share of proved developed and undeveloped reserves of associates and joint ventures

December 31, 2013	494	416	563

December 31, 2014	500	449	575

At December 31, 2014, total proved developed and undeveloped reserves of the Group and equity method investments is 23,017 million barrels of oil equivalent (December 31, 2013: 22,937 million barrels of oil equivalent), comprising 11,093 million barrels of crude oil and condensate (December 31, 2013: 11,314 million barrels) and 71,547 billions of cubic feet of natural gas (December 31, 2013: 69,739 billions of cubic feet).

At December 31, 2014, 9,735 million barrels (December 31, 2013: 9,977 million barrels) of crude oil and condensate and 69,836 billion cubic feet (December 31, 2013: 68,085 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located within Mainland China, and 858 million barrels (December 31, 2013: 843 million barrels) of crude oil and condensate and 1,262 billion cubic feet (December 31, 2013: 1,238 billion cubic feet) of natural gas proved developed and undeveloped reserves of the Group are located overseas.

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

Capitalised Costs

	December 31, 2014	December 31, 2013
	RMB	RMB
The Group
Property costs and producing assets	1,331,810	1,166,870
Support facilities	356,344	328,504
Construction-in-progress	113,247	120,745

Total capitalised costs	1,801,401	1,616,119
Accumulated depreciation, depletion and amortisation	(807,712)	(694,318)

Net capitalised costs	993,689	921,801

Equity method investments
Share of net capitalised costs of associates and joint ventures	35,092	35,060

Costs Incurred for Property Acquisitions, Exploration and Development Activities

	2014
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Property acquisition costs	—	20,406	20,406

Exploration costs	34,457	1,954	36,411

Development costs	126,097	34,117	160,214

Total	160,554	56,477	217,031

Equity method investments

Share of costs of property acquisition, exploration and development of associates and joint ventures	—	5,292	5,292

	2013
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Property acquisition costs	—	17,701	17,701

Exploration costs	38,051	5,238	43,289

Development costs	137,783	25,563	163,346

Total	175,834	48,502	224,336

Equity method investments

Share of costs of property acquisition, exploration and development of associates and joint ventures	—	3,036	3,036

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2014 and 2013 are presented below. “Turnover” includes sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Resource tax, crude oil special gain levy and other taxes are included in “taxes other than income taxes”. Income taxes are computed using the applicable statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.

	2014
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Turnover

Sales to third parties	87,676	43,260	130,936

Inter-segment sales	466,051	9,205	475,256

	553,727	52,465	606,192

Production costs excluding taxes	(116,564)	(9,739)	(126,303)

Exploration expenses	(20,787)	(1,277)	(22,064)

Depreciation, depletion and amortisation	(101,168)	(17,522)	(118,690)

Taxes other than income taxes	(102,506)	(10,367)	(112,873)

Accretion expense	(5,220)	(186)	(5,406)

Income taxes	(41,119)	(4,159)	(45,278)

Results of operations from producing activities	166,363	9,215	175,578

Equity method investments

Share of profit for producing activities of associates and joint ventures	—	6,940	6,940

Total of the Group and equity method investments results of operations for producing activities	166,363	16,155	182,518

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

	2013
	Mainland China	Other	Total
	RMB	RMB	RMB

The Group

Turnover

Sales to third parties	82,422	59,120	141,542

Intersegment sales	471,514	2,069	473,583

	553,936	61,189	615,125

Production costs excluding taxes	(108,302)	(9,039)	(117,341)

Exploration expenses	(21,548)	(3,753)	(25,301)

Depreciation, depletion and amortisation	(88,569)	(15,739)	(104,308)

Taxes other than income taxes	(110,350)	(17,648)	(127,998)

Accretion expense	(4,505)	(185)	(4,690)

Income taxes	(42,352)	(5,325)	(47,677)

Results of operations from producing activities	178,310	9,500	187,810

Equity method investments

Share of profit for producing activities of associates and joint ventures	—	8,392	8,392

Total of the Group and equity method investments results of operations for producing activities	178,310	17,892	196,202

Standardised Measure of Discounted Future Net Cash Flows

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2014 and 2013 is based on the prices used in estimating the Group’s proved oil and gas reserves, year-end costs, currently enacted tax rates related to existing proved oil and gas reserves and a 10% annual discount factor. “Future cash inflows from sales of oil and gas” are net of value-added taxes. Corporate income taxes are included in “future income tax expense”. Other taxes are included in “future production costs” as production taxes.

FINANCIAL STATEMENTS

PETROCHINA COMPANY LIMITED

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)

(Amounts in millions unless otherwise stated)

The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2014 and 2013 is as follows:

RMB
The Group
At December 31, 2014
Future cash inflows	8,225,339
Future production costs	(3,650,129)
Future development costs	(527,848)
Future income tax expense	(863,348)

Future net cash flows	3,184,014
Discount at 10% for estimated timing of cash flows	(1,589,255)

Standardised measure of discounted future net cash flows	1,594,759

RMB
The Group
At December 31, 2013
Future cash inflows	8,369,464
Future production costs	(3,980,886)
Future development costs	(492,655)
Future income tax expense	(812,290)

Future net cash flows	3,083,633
Discount at 10% for estimated timing of cash flows	(1,532,368)

Standardised measure of discounted future net cash flows	1,551,265

At December 31, 2014, RMB 1,520,307 (December 31, 2013: RMB 1,473,852) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located within mainland China and RMB 74,452 (December 31, 2013: RMB 77,413) of standardised measure of discounted future net cash flows related to proved oil and gas reserves located overseas.

Share of standardised measure of discounted future net cash flows of associates and joint ventures:

December 31, 2014	37,118
December 31, 2013	39,187

FINANCIAL STATEMENTS	2014 ANNUAL REPORT
PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED) (Amounts in millions unless otherwise stated)

Changes in Standardised Measure of Discounted Future Net Cash Flows

Changes in the standardised measure of discounted net cash flows for the Group for each of the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
	RMB	RMB
The Group
Beginning of the year	1,551,265	1,679,179
Sales and transfers of oil and gas produced, net of production costs	(352,016)	(350,512)
Net changes in prices and production costs and other	62,017	(216,677)
Extensions, discoveries and improved recovery	189,828	265,039
Development costs incurred	59,075	70,183
Revisions of previous quantity estimates	(51,424)	(117,817)
Accretion of discount	160,293	178,064
Net change in income taxes	(23,786)	43,806
Sales	(493)	—

End of the year	1,594,759	1,551,265

2014 ANNUAL REPORT         CORPORATE INFORMATION

CORPORATE INFORMATION

Board of Directors

Chairman:	Zhou Jiping

Vice Chairman:	Wang Dongjin

Executive Director:	Liu Hongbin

Non-executive Directors:	Yu Baocai	Shen Diancheng	Liu Yuezhen

Independent Non-executive Directors:	Chen Zhiwu	Richard H. Matzke

	Lin Boqiang	Zhang Biyi

Secretary to the Board of Directors:	Wu Enlai

Joint Company Secretary:	Mao Zefeng

Supervisory Committee

Chairman:	Guo Jinping

Supervisors:	Zhang Fengshan	Li Qingyi	Jia Yimin

	Jiang Lifu	Yang Hua	Yao Wei

	Li Jiamin	Liu Hehe

Other Senior Management

	Sun Longde	Zhao Zhengzhang	Huang Weihe

	Xu Fugui	Yu Yibo	Lin Aiguo

	Wang Lihua	Wu Enlai	Lv Gongxun

Authorised Representatives

	Liu Yuezhen	Wu Enlai

CORPORATE INFORMATION

Auditors
Overseas Auditors	Domestic Auditors
KPMG	KPMG Huazhen (Special General Partnership)
8th Floor, Prince’s Building	8th Floor, Tower E2, Oriental Plaza
10 Chater Road	1 East Chang An Avenue
Central, Hong Kong	Beijing, PRC

Legal Advisers to the Company

as to Hong Kong law:	as to United States law:
Freshfields Bruckhaus Deringer	Shearman & Sterling
3705 China World Office Two	12th Floor
1 Jianguomenwai Avenue	Gloucester Tower
Beijing	The Landmark
15 Queen’s Road
Central
Hong Kong
as to PRC law:
King & Wood Mallesons
20/F, East Tower, World Financial Center
No.1 East 3rd Ring Middle Road
Chaoyang District
Beijing 100020
PRC

Hong Kong Representative Office

Unit 3705
Tower 2 Lippo Centre
89 Queensway
Hong Kong

Hong Kong Share Registrar and Transfer Office

Hong Kong Registrars Limited
Rooms 1712-16, 17th Floor,
Hopewell Centre, 183 Queen’s Road East
Hong Kong

2014 ANNUAL REPORT         CORPORATE INFORMATION

Principal Bankers
Industrial and Commercial Bank of China,	Bank of China, Head Office
Head Office	1 Fuxingmennei Avenue
55 Fuxingmennei Avenue	Xicheng District
Xicheng District	Beijing, PRC
Beijing, PRC

China Construction Bank	China Development Bank Corporation
25 Finance Street	Limited
Xicheng District	29 Fuchengmenwai Avenue
Beijing, PRC	Xicheng District
Beijing, PRC

Bank of Communications, Beijing Branch	CITIC Bank Corporation Limited
Tongtai Mansion, 33 Finance Street	A27 Finance Street
Xicheng District	Xicheng District
Beijing, PRC	Beijing, PRC

Agricultural Bank of China Limited
23A Fuxing Road
Haidian District
Beijing, PRC

Depository

BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170

CORPORATE INFORMATION

Publications

As required by the Securities Law of the United States, the Company will file an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) on or before April 30, 2015. The annual report on Form 20-F contains a detailed description of the Company’s businesses, operating results and financial conditions. Copies of the annual report and the Form 20-F submitted to the SEC will be made available at the following addresses:

PRC	PetroChina Company Limited
No. 9 Dongzhimen North Street, Dongcheng District
Beijing 100007
PRC
Tel: 86(10) 5998 6270
Fax: 86(10) 6209 9557

Hong Kong	PetroChina Company Limited
Unit 3705
Tower 2 Lippo Centre
89 Queensway
Hong Kong
Tel: (852) 2899 2010
Fax: (852) 2899 2390

USA	BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
Calling from within the US (toll-free): 1-888-BNY-ADRS
International call: 1-201-680-6825
Email: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Shareholders may also browse or download the annual report of the Company and the Form 20-F filed with the SEC from the official website of the Company at www.petrochina.com.cn.

Investment Information for Reference

Please contact our Hong Kong Representative Office for other information about the Company.

2014 ANNUAL REPORT         DOCUMENTS AVAILABLE FOR INSPECTION

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents will be available for inspection at the headquarters of the Company in Beijing upon request by the relevant regulatory authorities and shareholders in accordance with the laws and regulations of the PRC and the Articles of Association:

1. The original of the annual report for 2014 signed by the Chairman of the Company.

2. The financial statements under the hand and seal of Mr Zhou Jiping, Chairman of the Company, Mr Wang Dongjin, Vice Chairman and President of the Company, and Mr Yu Yibo, Chief Financial Officer of the Company.

3. The original of the Financial Report of the Company under the seal of the Auditors and under the hand of Certified Public Accountants.

4. The original copies of the documents and announcement of the Company published in the newspaper stipulated by the China Securities Regulatory Commission during the reporting period.

5. Copies of all Chinese and English announcements of the Company published on the websites of the Hong Kong Stock Exchange and the Company during the period of the annual report.

6. The Articles of Association.

CONFIRMATION FROM THE DIRECTORS AND

SENIOR MANAGEMENT

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Board of Directors and senior management of PetroChina Company Limited, we have carefully reviewed the annual report for 2014 and concluded that this annual report truly, objectively and completely represents the business performance of the Company, it contains no false representations, misleading statements or material omissions and complies with laws, regulations and the requirements of the China Securities Regulatory Commission.

Signatures of the Directors and Senior Management:

Zhou Jiping	Wang Dongjin	Yu Baocai	Shen Diancheng	Liu Yuezhen

Liu Hongbin	Chen Zhiwu	Richard H. Matzke	Lin Boqiang	Zhang Biyi

Sun Longde	Zhao Zhengzhang	Huang Weihe	Xu Fugui	Yu Yibo

Lin Aiguo	Wang Lihua	Wu Enlai	Lv Gongxun

March 26, 2015

This annual report is published in English and Chinese.

In the event of any inconsistency between the two versions, the Chinese version shall prevail.

PetroChina
This report is printed on recycled paper made in People’s Republic of China.
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